Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-112386
PROSPECTUS SUPPLEMENT
To Prospectus Dated August 25, 2004

653,331 Shares

Common Stock

        We are supplementing the prospectus dated August 25, 2004, to provide information contained in our Current Reports on Form 8-K filed on September 10, 2004 and September 16, 2004. This prospectus supplement supplements information contained in the prospectus dated August 25, 2004, covering the disposition from time to time of up to 653,331 shares of common stock, par value $0.0001 per share, of Bakers Footwear Group, Inc. by the holders of these shares named in the prospectus, whom we refer to as the “selling shareholders,” and their transferees. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated August 25, 2004, which we refer to as the “prospectus,” including any amendment or supplement thereto. Our common stock is included in the Nasdaq National Market under the symbol “BKRS.”

This investment involves a high degree of risk.

See “Risk Factors” beginning on Page 7 of the prospectus dated August 25, 2004.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The selling shareholders identified in the accompanying prospectus or their transferees may offer and sell the shares held by them or interests therein at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, at negotiated prices or otherwise in accordance with the plan of distribution described in the prospectus. See “Plan of Distribution” in the accompanying prospectus.

      We will not receive any of the proceeds from the disposition of the shares by the selling shareholders, but we have agreed to bear the expenses of registration of the shares under Federal and state securities laws. See “Use of Proceeds,” “Principal and Selling Shareholders” and “Plan of Distribution” in the accompanying prospectus.

      The selling shareholders identified in the accompanying prospectus and any agents or broker-dealers that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (“Securities Act”), and any commissions received by them and any profit on the resale of the shares may be deemed to be an underwriting commission or discount under the Securities Act.

The date of this prospectus supplement is September 16, 2004

      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus supplement and the accompanying prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Bakers Footwear Group, Inc. may change after the date of this prospectus supplement and the accompanying prospectus. Delivery of this prospectus supplement and the accompanying prospectus and the sales of securities made hereunder does not mean otherwise. These securities are offered subject to prior sale, acceptance, and rejection of any offer to purchase. The offering is also subject to withdrawal or cancellation without notice.

      When this prospectus supplement uses the words “Company,” “we,” “us” or “our,” these words refer to Bakers Footwear Group, Inc., unless the context otherwise requires. We are incorporated under the laws of the State of Missouri. Our executive offices are located at 2815 Scott Avenue, St. Louis, Missouri 63103 and our telephone number is (314) 621-0699. Information on the retail website for our Bakers stores, www.bakersshoes.com, is not part of this prospectus supplement or the accompanying prospectus.

THIRD QUARTER 2004 COMPARABLE STORE SALES FORECAST

      On September 16, 2004, we filed a Current Report on Form 8-K relating to the third quarter of fiscal year 2004. In the report, we indicated that we expect comparable store sales for the quarter ending October 3, 2004 to decline by a percentage in the range of the mid-to-high single digits compared to the third quarter of fiscal year 2003. Third quarter sales have been negatively impacted by a softer than expected demand in traditional back-to-school merchandise, which continued into September, due to the popularity of low-priced casual footwear and athletic shoes. We expect a challenging retail environment throughout the fall. Please see “Risk Factors — Risks Relating to Our Business,” “Cautionary Statement Regarding Forwarding-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus.

AMENDMENT TO CREDIT AGREEMENT

      On September 10, 2004, we filed a Current Report on Form 8-K to report an amendment to our credit agreement. As described the Current Report, on September 8, 2004 the Fifth Amendment to Amended and Restated Loan and Security Agreement (the “Amendment”) between us and Fleet Retail Group, Inc. (f/k/a Fleet Retail Finance Inc.) (“Fleet”) was entered into and became binding on the Company. The Amendment amends our $25.0 million secured revolving credit facility with Fleet.

      Among other things, the Amendment reduces (1) the margin on our base rate loans from 0.75% per annum to 0% per annum, (2) the margin on our LIBOR loans from 3.00% per annum to 1.75% per annum and (3) the monthly facility fee paid by us to Fleet from $3,000 to $2,000. In addition, the Amendment eliminates the financial covenant relating to capital expenditures and extends the maturity date of the credit facility to August 31, 2008. As part of the Amendment, the Company, Fleet and Peter Edison, our Chairman of the Board and Chief Executive Officer, entered into a Termination of Guaranty in which Fleet released Mr. Edison’s $500,000 limited guaranty of collection under the facility. As part of the Amendment, the Company agreed to pay a fee to Fleet of $62,500.

      The Amendment was executed by us on September 1, 2004 and by Fleet on September 8, 2004, with an effective date as of September 1, 2004. Copies of the Amendment and the Termination of Guaranty were filed with the Current Report and as part of a post-effective amendment to the registration statement relating to this prospectus supplement and the accompanying prospectus as Exhibits 10.17.10 and 10.17.11.

      Andrew N. Baur, one of our directors, is a director and stockholder of Marshall & Ilsley Corporation and Chairman of Southwest Bank of St. Louis, a subsidiary of Marshall & Ilsley. Southwest Bank is a ten percent participant in our credit facility with Fleet.

      For more information regarding our credit agreement and the matters described herein, please see “Risk Factors — Risks Relating To Our Business — Our credit agreement restricts our activities,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Related Party Transactions” in the accompanying prospectus.

S-1

653,331 Shares

Common Stock

PROSPECTUS SUPPLEMENT

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus Supplement and the accompanying Prospectus does not constitute an offer of any securities other than those to which it relates or any offer to sell, or a solicitation of any offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus Supplement and the accompanying Prospectus at any time does not imply that the information herein and therein is correct as of any time subsequent to those dates or that there has been no change in the affairs of the Company since such dates.

The date of this prospectus supplement is September 16, 2004

PROSPECTUS
653,331 Shares

Common Stock

        This prospectus relates to the disposition from time to time of up to 653,331 shares of common stock, par value $0.0001 per share, of Bakers Footwear Group, Inc. by the holders of these shares named in this prospectus, whom we refer to as the “selling shareholders,” and their transferees. The 653,331 shares being offered were issued upon the conversion of $4.9 million in aggregate principal amount of Bakers’ subordinated convertible debentures due 2007 held by the selling shareholders at a conversion price of $7.50 per share. We are registering the shares to provide the selling shareholders with freely tradable securities, but the registration of the shares does not necessarily mean that any or all of such shares will be offered by the selling shareholders. See “Plan of Distribution” and “Principal and Selling Shareholders.” We will not receive any of the proceeds from the disposition of the shares by the selling shareholders.

      On February 10, 2004, we consummated our initial public offering with the sale of 2,160,000 shares of common stock at the initial public offering price of $7.75 per share. In connection with that offering, we also sold 216,000 warrants to purchase shares of our common stock to Ryan Beck & Co., Inc. and BB&T Capital Markets, as the representatives of the underwriters of our initial public offering, or their designees. On March 12, 2004, we sold an additional 324,000 shares of common stock in connection with the exercise by the underwriters of the full over-allotment option relating to our initial public offering. The shares and warrants sold in our initial public offering were registered on two Registration Statements on Form S-1 (Registration Nos. 333-86332 and 333-112477). The shares offered by this prospectus were issued upon the conversion of subordinated convertible debentures in connection with our initial public offering. As of July 3, 2004, we had 5,102,481 shares of common stock outstanding. Our common stock is included in the Nasdaq National Market under the symbol “BKRS.” As of August 13, the closing price of our common stock was $9.65 per share.

This investment involves a high degree of risk.

See “Risk Factors” beginning on Page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The selling shareholders identified in this prospectus or their transferees may offer and sell the shares held by them or interests therein at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, at negotiated prices or otherwise in accordance with the plan of distribution described in this prospectus. See “Plan of Distribution.”

      We will not receive any of the proceeds from the disposition of the shares by the selling shareholders, but we have agreed to bear the expenses of registration of the shares under Federal and state securities laws. See “Use of Proceeds,” “Principal and Selling Shareholders” and “Plan of Distribution.”

      The selling shareholders identified in this prospectus and any agents or broker-dealers that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (“Securities Act”), and any commissions received by them and any profit on the resale of the shares may be deemed to be an underwriting commission or discount under the Securities Act.

The date of this prospectus is August 25, 2004

      BakersTM and Wild Pair® are trademarks of ours in the United States. In addition, we currently have several applications pending with the United States Patent and Trademark Office for additional registrations.

      You should rely only on the information contained in this prospectus or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Bakers Footwear Group, Inc. may change after the date of this prospectus. Delivery of this prospectus and the sales of securities made hereunder does not mean otherwise. These securities are offered subject to prior sale, acceptance, and rejection of any offer to purchase. The offering is also subject to withdrawal or cancellation without notice.

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our common stock, which we refer to as our shares. We urge you to read this entire prospectus carefully including the “Risk Factors” section, which begins on page 7, and the Financial Statements and the Notes to those statements. An investment in these shares involves a high degree of risk.

      In this prospectus, we refer to the fiscal years ended December 31, 1999, December 30, 2000, January 5, 2002, January 4, 2003 and January 3, 2004 and the fiscal years ending January 1, 2005 and December 31, 2005 as “fiscal year 1999,” “fiscal year 2000,” “fiscal year 2001,” “fiscal year 2002,” “fiscal year 2003,” “fiscal year 2004” and “fiscal year 2005,” respectively. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year,” appearing elsewhere in this prospectus. When this prospectus uses the words “Company,” “we,” “us” or “our,” these words refer to Bakers Footwear Group, Inc., unless the context otherwise requires.

Our Company

      We are a national, mall-based, specialty retailer of distinctive footwear and accessories for young women. Our merchandise includes private label and national brand dress, casual and sport shoes, boots, sandals and accessories. As of July 3, 2004, we operated 206 stores, 177 of which were Bakers stores and 29 of which were Wild Pair stores. Our Bakers stores focus on women between the ages of 12 and 29 who demand quality fashion products. Based on our analysis of our competitors, we believe that our Bakers stores are the only nationwide, full-service retailer specializing in moderately priced footwear for this segment. Our Wild Pair stores offer edgier, faster fashion-forward footwear that reflects the attitude and lifestyles of both women and men between the ages of 17 and 24.

      The growing Bakers target market is generally concerned about image. Young women spend a significant percentage of their disposable income on footwear, accessories and apparel. Our strong relationships with manufacturers and advanced management systems support our “test and react” strategy of testing new styles and reacting quickly to fashion trends. In addition, we employ a “micro-merchandising” strategy of classifying multiple stores and merchandising them similarly based upon the style preferences and fashion trends of their customer demographics.

      On February 10, 2004, we sold 2,160,000 shares of our common stock in our initial public offering. We sold an additional 324,000 shares of our common stock on March 12, 2004 in connection with the exercise by the underwriters of the over-allotment option relating to our initial public offering. Upon consummation of our initial public offering, our subordinated convertible debentures and our previously outstanding shares of capital stock converted into shares of our one class of common stock and the repurchase obligations relating to our previously outstanding shares of capital stock were terminated. We also issued warrants to purchase 216,000 shares of our common stock in connection with the offering. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2 to the Unaudited Condensed Financial Statements.

Competitive Strengths

      Our stores have historically generated strong cash flow and operating margins due to the following competitive strengths:

•	Our Reputation as a Leading Fashion Footwear Retailer for Young Women.

•	A Disciplined Management Approach.

•	Sourcing Capabilities.

•	Advanced Inventory Management Systems.

•	Flexible Store Location Strategy.

Strategy

      Our goal is to position Bakers as the fashion footwear merchandise authority for young women through:

•	Opening New Stores in Key Locations.

•	Expanding Presence of New Format Stores.

•	Continuously Introducing New Merchandise to Maintain Inventory Freshness.

•	Increasing the Sale of Branded Merchandise.

Company History

      Our company was founded in 1926 and acquired in 1997 principally by our current chief executive officer, Peter Edison. In June 1999, we teamed with the then existing management of Bakers, a footwear retailer created in 1924 by Edison Brothers Stores, Inc., to purchase selected assets of the Bakers and Wild Pair chains, including approximately 200 store locations and merchandise inventory from Edison Brothers. We refer to this acquisition as the Bakers acquisition. In February 2004, we consummated our initial public offering.

      We are incorporated under the laws of the State of Missouri. Our executive offices are located at 2815 Scott Avenue, St. Louis, Missouri 63103 and our telephone number is (314) 621-0699. Information on the retail website for our Bakers stores, www.bakersshoes.com, is not part of this prospectus.

The Offering

Common Stock Offered by the Selling Shareholders for Resale to the Public	653,331 shares

Common Stock Outstanding After the Offering	5,102,481 shares(1)(2)

Price per Share to the Public	Market price at time of resale

Proceeds to Us Raised by the Offering	None

Risk Factors	This offering involves a high degree of risk. For more information, please see “Risk Factors.”

Nasdaq National Market Symbol	“BKRS”

(1)	Excludes 268,992 shares issuable upon exercise of outstanding fully vested employee stock options at an exercise price of $0.01 per share and 304,500 shares underlying options granted on February 10, 2004 at an exercise price equal to the initial public offering price, $7.75 per share. Also excludes 216,000 shares issuable upon the exercise of the warrants, at an exercise price of $12.7875 per share, which were issued to the representatives of the underwriters of our initial public offering. For more information about the representatives’ warrants, please see “Related Party Transactions.”

(2)	The 653,331 shares of common stock that are covered by this prospectus were issued by us to the selling shareholders upon the automatic conversion upon consummation of our initial public offering of our subordinated convertible debentures due 2007 held by them. For more information about the debentures, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Related Party Transactions.”

Summary Financial Information

      We derived the data presented below for, and as of the end of, each of the fiscal years in the three fiscal year periods ended January 3, 2004 from our audited financial statements. The financial statements for the three fiscal years ended January 3, 2004, January 4, 2003 and January 5, 2002 have been audited by Ernst & Young LLP, an independent registered public accounting firm. We derived the summary financial data as of and for each of the thirteen and twenty-six week periods ended July 5, 2003 and July 3, 2004, from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the thirteen and twenty-six week periods presented are not necessarily indicative of the results that we may achieve for the full fiscal year. The data should be read in conjunction with the Financial Statements, related Notes, and other financial information included elsewhere in this prospectus.

	Fiscal Year Ended

	January 5,	January 4,	January 3,
	2002(1)	2003(6)	2004

Income Statement Data:
Net sales	$140,841,929	$151,147,810	$148,223,553
Cost of merchandise sold, occupancy and buying expenses	98,247,080	106,011,753	103,057,442

Gross profit	42,594,849	45,136,057	45,166,111
Operating expenses:
Selling expense	27,097,515	30,774,478	29,491,123
General and administrative expense	10,145,847	11,358,384	11,856,477
Loss on disposal of property and equipment	24,997	95,785	188,629
Impairment of long-lived assets	4,540	120,114	127,133
Write-off of deferred initial public offering costs(4)	—	1,708,466	—
Amortization of excess of acquired net assets over cost	(1,112,574)	—	—

Operating income	6,434,524	1,078,830	3,502,749
Other income (expense):
Interest expense	(1,086,729)	(1,626,306)	(1,671,739)
State income tax (expense) benefit(3)	(315,667)	163,645	(67,819)
Other income (expense), net	(72,475)	(106,796)	(88,297)

Income (loss) before cumulative effect of change in accounting	4,959,653	(490,627)	1,674,894
Cumulative effect of change in accounting(2)	—	2,774,899	—

Income before income taxes	4,959,653	2,284,272	1,674,894
Benefit from income taxes(3)	—	—	—

Net income(3)	$4,959,653	$2,284,272	$1,674,894

Net income per common share:
Basic	$3.31	$1.50	$0.93

Diluted	$2.17	$1.06	$0.79

Weighted average number of common shares outstanding:
Basic	1,426,188	1,426,188	1,426,188
Diluted	2,337,840	2,285,706	2,300,270

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004(5)	July 5, 2003	July 3, 2004(5)

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	$38,310,685	$38,904,743	$70,220,643	$73,209,756
Cost of merchandise sold, occupancy, and buying expenses	26,885,544	26,306,381	51,170,027	50,830,265

Gross profit	11,425,141	12,598,362	19,050,616	22,379,491
Operating expenses:
Selling expense	7,290,222	7,452,004	14,506,237	14,892,984
General and administrative expense	2,921,426	3,462,547	6,026,786	6,842,091
Loss on disposal of property and equipment	24,312	45,058	149,559	138,549

Operating income (loss)	1,189,181	1,638,753	(1,631,966)	505,867
Other income (expense):
Interest expense	(403,158)	(133,438)	(808,489)	(575,404)
State income tax (expense) benefit(3)	(40,654)	—	(41,753)	—
Other income (expense), net	(22,961)	36,240	(50,026)	123,051

Income (loss) before income taxes	722,408	1,541,555	(2,532,234)	53,514
Provision for (benefit from) income taxes(3)	—	602,385	—	(975,643)

Net income (loss)(3)	$722,408	$939,170	$(2,532,234)	$1,029,157

Net income (loss) per common share:
Basic	$0.50	$0.18	$(1.60)	$0.25

Diluted	$0.33	$0.17	$(1.60)	$0.22

Weighted average number of common shares outstanding:
Basic	1,426,188	5,102,481	1,426,188	4,278,573
Diluted	2,293,867	5,455,173	1,426,188	4,885,037

	Fiscal Year Ended			Thirteen	Twenty-six
				Weeks Ended	Weeks Ended
	January 5,	January 4,	January 3,
	2002	2003(6)	2004	July 5, 2003	July 5, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Unaudited pro forma information(3):
Income (loss) before cumulative effect of change in accounting and income taxes	$4,870,934	$(654,272)	$1,742,713	$763,062	$(2,490,482)
Provision for (benefit from) income taxes	1,605,055	(217,178)	674,853	295,664	(934,983)

Income (loss) before cumulative effect of change in accounting	3,265,879	(437,094)	1,067,860	467,398	(1,555,499)
Cumulative effect of change in accounting(2)	—	1,763,934	—	—	—

Net income (loss)	$3,265,879	$1,326,840	$1,067,860	$467,398	$(1,555,499)

Net income (loss) per common share Basic	$2.12	$0.83	$0.50	$0.32	$(0.91)

Diluted	$1.44	$0.64	$0.48	$0.21	$(0.91)

	As of July 5, 2003	As of January 3, 2004(6)	As of July 3, 2004(5)

	(Unaudited)		(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,033,444	$574,475	$8,208,528
Current assets	18,281,211	15,622,504	26,460,908
Total assets	31,928,242	29,004,507	41,509,879
Long-term debt (excluding current portion)	5,188,600	4,714,409	—
Total shareholders’ equity (deficit)	(12,470)	3,573,126	27,058,230

	Fiscal Year Ended		Twenty-six Weeks Ended

	January 4,	January 3,		July 3,
	2003	2004(6)	July 5, 2003	2004(5)

			(Unaudited)	(Unaudited)
Cash Flow Data:
Net cash provided by (used in) operating activities	$(502,383)	$8,801,155	$(291,615)	$466,867
Net cash used in investing activities	(6,608,368)	(2,287,863)	(1,533,808)	(3,997,510)
Net cash provided by (used in) financing activities	6,615,449	(5,938,817)	3,858,867	11,164,696

(1)	Effective December 30, 2000, we changed our fiscal year from the calendar year ending December 31 to a 52/53 week period. The fiscal year ended January 5, 2002 was a 53-week period. For more information regarding our fiscal year, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year.”

(2)	Represents the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and recognizing as income the unamortized deferred credit related to the excess of fair value over cost arising from the Bakers acquisition.

(3)	Through January 3, 2004, we elected S corporation status for Federal and state income tax purposes. Accordingly, no provision has been made for Federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to Federal, state and city taxes. Effective January 4, 2004, we terminated our S election and are now taxed as a C corporation. For a reconciliation of our historical income (loss) before cumulative effect of change in accounting to pro forma income (loss) before cumulative effect of change in accounting and income taxes, please see Note 12 in the Notes to the Financial Statements. In accordance with SFAS No. 109, Accounting for Income Taxes, we have reflected the net impact of the temporary differences between the book and tax bases of our assets and liabilities as of the date of conversion as a component of our provision for income taxes for the period. This resulted in the recognition of a nonrecurring income tax benefit of approximately $1.0 million for the first quarter of 2004. Because we were an S corporation during the first half of 2003, there was no comparable income tax benefit for that period. As an S corporation, we paid distributions to our shareholders in amounts sufficient to allow them to pay income taxes related to an allocable share of our taxable income and did not pay traditional cash dividends per share. Such distributions are not comparable to dividends that would be paid by a C corporation. The Company did not declare any cash dividends during the twenty-six weeks ended July 3, 2004 and currently has no plans to pay dividends. See “Revocation and Termination of Prior S Corporation Status” and “Dividend Policy.”

(4)	Consists of approximately $1.7 million in initial public offering costs charged in fiscal year 2002 as a result of a delay in the initial public offering process.

(5)	On February 10, 2004, we consummated our initial public offering with the sale of 2,160,000 shares of common stock. On March 12, 2004, we sold an additional 324,000 shares of common stock in connection with the exercise by the underwriters of the full over-allotment option. All of the shares of common stock sold to the public were sold at a price of $7.75 per share. The aggregate gross proceeds from the initial public offering were approximately $19.3 million. The net proceeds to us from the offering were approximately $15.5 million. As of July 3, 2004, we have used the net proceeds received from the initial public offering to repay $5.7 million on our revolving credit agreement, $0.9 million to redeem outstanding warrants, $0.9 million to repay subordinated debt and $4.0 million for capital expenditures. Immediately prior to our initial public offering, we had three classes of common stock authorized, Class A common stock, Class B common stock and Class C common stock, of which only shares of Class A and Class B common stock were outstanding. Upon the consummation of our initial public offering, in accordance with our then existing articles of incorporation, 1,693,244.92 shares of Class A common stock and 271,910 shares of Class B common stock automatically converted into an aggregate of 1,965,150 shares of common stock on a 1.0 for 1.0 basis, excluding fractional shares. Mandatory redemption rights in favor of certain holders of prior Class A and Class B common stock were also terminated. Prior to the initial public offering, 1,426,188 Class A shares were classified within shareholders’ equity for accounting purposes and the 267,057 Class A and 271,910 Class B redeemable shares were classified within liabilities for accounting purposes, less fractional shares. In addition, upon the consummation of our initial public offering, $4.9 million in aggregate principal amount of our subordinated convertible debentures due 2007 were automatically converted into 653,331 shares of our common stock. Further, in connection with the closing of our initial public offering, we sold to the representatives of the underwriters and their designees warrants to purchase up to an aggregate of 216,000 shares of common stock at an exercise price equal to $12.7875 per share, subject to antidilution adjustments, for a purchase price of $0.0001 per warrant. See Note 2 in the Notes to the Unaudited Condensed Financial Statements for the twenty-six weeks ended July 3, 2004.

(6)	In the first quarter of fiscal year 2002, we completed the acquisition of 33 former Sam & Libby store locations for approximately $1.8 million in cash.

RISK FACTORS

      Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and operating results could suffer. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to this Offering

There is relatively limited trading in our common stock.

      Prior to our initial public offering, there was no public market for our common stock. The trading volume of our common stock since our initial public offering has been relatively limited, which we expect to continue. Therefore, our stock may be subject to higher volatility or illiquidity than would exist if our shares were traded more actively.

The market price of our common stock may be materially adversely affected by market volatility.

      The market price of our common stock is expected to be highly volatile, both because of actual and perceived changes in our financial results and prospects and because of general volatility in the stock market. The factors that could cause fluctuations in our stock price may include, among other factors discussed in this section, the following:

•	actual or anticipated variations in comparable store sales or operating results;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in the United States economy or the retailing environment;

•	changes in the market valuations of other footwear or retail companies; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

We are controlled by a small group of shareholders whose interests may differ from other shareholders.

      Affiliates of Peter Edison and members of his family and our current management are our largest shareholders. Accordingly, they will continue to have significant influence in determining the outcome of all matters submitted to shareholders for approval, including the election of directors and significant corporate transactions. The interests of these shareholders may differ from the interests of other shareholders, and their concentration of ownership may have the effect of delaying or preventing a change in control that may be favored by other shareholders. As long as these people are our principal shareholders, they will have the power to significantly influence the election of our entire board of directors. For more information, please see “Principal and Selling Shareholders.”

The public sale of our common stock by selling shareholders could adversely affect the price of our common stock.

      The market price of our common stock could decline as a result of market sales by our selling shareholders in this offering or the perception that these sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information, please see “Shares Eligible for Future Sale.”

Our charter documents and Missouri law may inhibit a takeover, which may cause a decline in the value of our stock.

      Provisions of our restated articles of incorporation, our bylaws or Missouri law could make it more difficult for a third party to acquire us, even if closing the transaction would be beneficial to our shareholders. Peter Edison’s substantial beneficial ownership position, together with our board of directors’ authority to issue preferred stock and the lack of cumulative voting in our articles may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of our common stock. For more information, please see “Anti-Takeover Effects of Some Provisions.”

Risks Related To Our Business

Our failure to identify and respond to changing consumer fashion preferences in a timely manner would negatively impact our sales, profitability and our image as a fashion resource for our customers.

      The footwear industry is subject to rapidly changing consumer fashion preferences. Our sales and net income are sensitive to these changing preferences, which can be rapid and dramatic. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. We continually market new styles of footwear, but demand for and market acceptance of these new styles are uncertain. Our failure to anticipate, identify or react appropriately to changes in consumer fashion preferences may result in lower sales, higher markdowns to reduce excess inventories and lower gross profits. Conversely, if we fail to anticipate consumer demand for our products, we may experience inventory shortages, which would result in lost sales and could negatively impact our customer goodwill, our brand image and our profitability. Moreover, our business relies on continuous changes in fashion preferences. Stagnating consumer preferences could also result in lower sales and would require us to take higher markdowns to reduce excess inventories. For example, in fiscal year 2002 and the nine months ended October 4, 2003, changes in consumer fashion trends, primarily a decline in demand for boots and booties and a preference for low priced flip-flops, negatively impacted sales and profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

A decline in general economic conditions could lead to reduced consumer demand for our footwear and accessories and could lead to reduced sales and a delay in our expansion plans.

      In addition to consumer fashion preferences, consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general slowdown in the United States economy or an uncertain economic outlook would adversely affect consumer spending habits, which would likely cause us to delay or slow our expansion plans and result in lower net sales than expected on a quarterly or annual basis.

We are susceptible to operating losses which would adversely affect our business and an investment in our common stock.

      From time to time, we have had and in the future we could have operating losses because of fashion preferences, general economic conditions and other factors. For example, for the nine months ended October 4, 2003, we incurred a net loss of approximately $3.6 million and an operating loss of $2.2 million. Such losses in future periods could adversely affect our business and an investment in our common stock.

Our failure to integrate a significant number of new stores could strain our resources and cause the performance of our existing stores to suffer.

      Our growth will largely depend on our ability to open and operate new stores successfully. We expect to open a total of approximately 45 to 50 additional new stores by the end of fiscal year 2005 in new and existing markets. Although we have successfully integrated a significant number of new stores in the past, including the former Sam & Libby stores, that growth primarily related to acquisitions. We expect a large portion of our future growth to occur through the development of new stores. Our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our business.

      If we fail to successfully implement our growth strategy, the opening of new stores, in new or current markets, could be delayed or prevented, could cost more than we have anticipated and could divert resources from other areas of our business, any of which would have a material adverse effect on our sales and earnings growth.

Our sales and inventory levels fluctuate on a seasonal basis, leaving our annual and quarterly operating results particularly susceptible to changes in customer shopping patterns.

      To prepare for peak shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other times of the year. Any unanticipated decrease in demand for our products during these peak seasons could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross margins and could negatively impact our profitability.

      Traditionally, our sales and net income during the second and fourth quarters of our fiscal year are significantly higher due primarily to increased shopping during the spring/summer prom and wedding season and the winter holiday season. In contrast, our sales and net income are typically lower during the first quarter of our fiscal year due, in part, to the traditional retail slowdown immediately following the winter holiday season and during our third quarter because we have two of our five clearance sales during the third quarter. In addition to our normal seasonal fluctuations, some events, in particular the Easter holiday, shift between fiscal quarters due to the nature of our fiscal year. This shift will likely affect customer shopping patterns and will influence our quarterly comparable results.

Fluctuations in our quarterly results of operations could cause the price of our common stock to decline substantially.

      In addition to holiday shifts and customer shopping patterns, our quarterly results are affected by a variety of other factors, including:

•	fashion trends;

•	the effectiveness of our inventory management;

•	changes in our merchandise mix;

•	weather conditions;

•	changes in general economic conditions; and

•	actions of competitors, mall anchor stores or co-tenants.

      Due to factors such as these, our quarterly results of operations have fluctuated in the past and can be expected to continue to fluctuate in the future. For example, quarterly comparable store sales for fiscal year 2003 compared to fiscal year 2002 were: a decline of 13.5% in the first quarter, a decline of 2.1% in the second quarter, a decline of 4.0% in the third quarter and an increase of 4.0% in the fourth quarter. While in management’s opinion sales during these periods cannot be used as an accurate indicator of annual results, if our future quarterly results fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality and Quarterly Fluctuations.”

Our market share may be adversely impacted at any time by a significant number of competitors.

      We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of competitors, including national branded wholesalers, national specialty retailers, regional chains, national branded off-price retailers, traditional department stores, discounters and apparel retailers. Many of our competitors may be larger and have substantially greater resources than we do. Our market share and results of operations are adversely impacted by this significant number of competitors. For more information about our competition, please see “Business — Competition.”

The departure of members of our senior management team could adversely affect our business.

      The success of our business depends upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the design, procurement and allocation of our merchandise. Retention of senior management is especially important in our business due to the limited availability of experienced and talented retail executives. If we were to lose the services of Peter Edison, our Chairman and Chief Executive Officer, or Michele Bergerac, our President, or other members of our senior management, our business could be adversely affected if we are unable to employ a suitable replacement in a timely manner. For more information, please see “Management.”

Our failure to maintain good relationships with our manufacturers could harm our ability to procure quality inventory in a timely manner.

      Our ability to obtain attractive pricing, quick response, ordering flexibility and other terms from our manufacturers depends on their perception of us and our buying agents. We do not own any production facilities or have any long term contracts with any manufacturers, and we typically order our inventory through purchase orders. Because of our relatively short lead times and fast inventory turns, any disruption in our supply chain could more quickly impact our sales compared to other retailers. Our failure or the failure of our buying agents to maintain good relationships with these manufacturers could increase our exposure to changing fashion cycles, which may lead to increased inventory markdown rates. It is possible that we could be unable to acquire sufficient quantities or an appropriate mix of merchandise or raw materials at acceptable prices. Furthermore, we have received in the past, and may receive in the future, shipments of products from manufacturers that fail to conform to our quality control standards. In this event, unless we are able to obtain replacement products in a timely manner, we may lose sales.

We rely on a small number of buying agents for our merchandise purchases, and our failure to maintain good relationships with any of them could harm our ability to source our products.

      For fiscal year 2003, our top five buying agents accounted for approximately 24% of our merchandise purchases, with one buying agent accounting for approximately 14% of our merchandise purchases. Our buying agents assist in developing our private label merchandise, arrange for the purchase of necessary materials and contract with manufacturers. We execute nonexclusive agreements with some of our buying agents. These agreements prohibit our buying agents from sharing commissions with manufacturers, owning stock or holding any ownership interest in, or being owned in any way by, any of our manufacturers or suppliers. The agreements do not prohibit our buying agents from acting as agents for other purchasers, which could negatively impact our sales. If they were to disclose our plans or designs to our competitors, our sales may be materially adversely impacted. The loss of any of these key buying agents or a breach by them of our buying agent agreements could adversely affect our ability to develop or obtain merchandise.

Our merchandise is manufactured by foreign manufacturers; therefore, the availability and costs of our products may be negatively affected by risks associated with international trade.

      Although all of our stores are located in the United States, virtually all of our merchandise is produced in China, Brazil, Italy, Spain and other foreign countries. Therefore, we are subject to the risks associated with international trade, which include:

•	adverse fluctuations in currency exchange rates;

•	changes in import tariffs, duties or quotas;

•	the imposition of taxes or other charges on imports;

•	the imposition of restrictive trade policies or sanctions by the United States on one or more of the countries from which we obtain footwear and accessories;

•	expropriation or nationalization;

•	compliance with and changes in import restrictions and regulations;

•	exposure to different legal standards and the burden of complying with a variety of foreign laws and changing foreign government policies;

•	international hostilities, war or terrorism;

•	changes in foreign governments, regulations, political unrest, work stoppages, shipment disruption or delays; and

•	changes in economic conditions in countries in which our manufacturers and suppliers are located.

      For example, in fiscal year 2002 the West Coast Longshoremen’s strike increased our freight costs and adversely affected our sales and operating margin for that fiscal year.

      In addition, our imported products are subject to United States customs duties, which make up a material portion of the cost of the merchandise. If customs duties are substantially increased, it would harm our profitability. The United States and the countries in which our products are produced may impose new quotas, duties, tariffs, or other restrictions, or adversely adjust prevailing quota, duty, or tariff levels, any of which could have a harmful effect on our profitability.

      Furthermore, when declaring the duties owed on and the classifications of our imported products, we make various good faith assumptions. We regularly employ a third party to review our customs declarations, and we will notify the appropriate authorities if any erroneous declarations are revealed. However, the customs authorities retain the right to audit our declarations, which could result in additional tariffs, duties and/or penalties if the authorities believe that they have discovered any errors.

     Our reliance on manufacturers in China exposes us to supply risks.

      Manufacturing facilities in China produce a significant portion of our products. Generally, approximately two-thirds, or more, of our private label footwear units are manufactured in China and virtually all of our private label accessories are manufactured in China each year. Recently, the continued significant growth in the Chinese economy has resulted in periodic energy and labor shortages, as well as transportation and shipping bottlenecks. These matters, changes in the Chinese government or economy, or the current tariff or duty structures or adoption by the United States of trade polices or sanctions adverse to China, could harm our ability to obtain inventory in a timely and cost effective manner.

Our ability to expand into some territorial and foreign jurisdictions under the trademarks “Bakers” and “Wild Pair” is restricted.

      When we acquired selected assets of the Bakers and Wild Pair chains from Edison Brothers Stores, Inc. in a bankruptcy auction in June 1999, we were assigned title to and the right to use the trademarks “Bakers,” “The Wild Pair,” “Wild Pair” and other trademarks to the extent owned by Edison Brothers at that time. Our rights to use the trademarks are subject to a Concurrent Use Agreement which recognizes the geographical division of the trademarks between us and a Puerto Rican company. At approximately the same time as we acquired our rights and title, Edison Brothers also assigned to the Puerto Rican company title to and the right to use the trademarks, subject to the Concurrent Use Agreement. Under the Concurrent Use Agreement, we and the Puerto Rican company agree that the Puerto Rican company has the exclusive right to use the trademarks in the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Central and South America, Cuba, the Dominican Republic, the Bahamas, the Lesser Antilles and Jamaica and that we have the exclusive right to use the trademarks in the United States and throughout the world, except for the territories and jurisdictions in which the Puerto Rican company was assigned the rights. Consequently, we do not have the right to use the trademarks “Bakers” and “Wild Pair” in those territories and foreign jurisdictions in which the Puerto Rican company owns the trademark rights, which may limit our growth.

Our potential inability or failure to renew, register or otherwise protect our trademarks could have a negative impact on the value of our brand names.

      Because the trademarks assigned to us by Edison Brothers are subject to the Concurrent Use Agreement, the U.S. trademark applications and registrations are jointly owned by us and a Puerto Rican company, which could impair our ability to renew and enforce the assigned applications and registrations. Simultaneously with the Puerto Rican company, we have filed separate concurrent use applications for the “Bakers” and “Wild Pair” trademarks, and we have requested that existing applications for the trademark “Bakers” also be divided territorially. While we are in agreement with the Puerto Rican company that confusion is not likely to result from concurrent use of the trademarks in our respective territories, the United States Patent and Trademark Office may not agree with our position. If we are not able to register or renew our trademark registrations, our ability to prevent others from using trademarks and to capitalize on the value of our brand names may be impaired. Further, our rights in the trademarks could be subject to security interests granted by the Puerto Rican company. Our potential inability or failure to renew, register or otherwise protect our trademarks and other intellectual property rights could negatively impact the value of our brand names.

We rely on third parties to manage the shipping, warehousing and distribution aspects of our business. If these third parties do not adequately perform these functions, our business would be disrupted.

      The efficient operation of our stores is dependent on our ability to distribute merchandise manufactured overseas to locations throughout the United States in a timely manner. We depend on third parties to ship, receive and distribute substantially all of our merchandise. A third party operating in China manages the shipping of merchandise from China either to a third party operating in Los Angeles, California or for delivery directly to our stores. The third party in Los Angeles, California accepts delivery of a significant portion of our merchandise from Asia, and another third party near Philadelphia, Pennsylvania accepts delivery of our merchandise from elsewhere. Merchandise not shipped to our stores generally is shipped to our replenishment warehouse in Sikeston, Missouri, where a third party provides warehousing services. These parties located in the United States have provided these services to us pursuant to written agreements since 1999 and 2000. One of these agreements is terminable upon 30 days notice and one expires in 2004, but renews automatically unless notice is provided, and terminates after a notice period in the event we were to fail to meet our obligations under the agreement. We also continue to operate under the terms of an expired agreement with the remaining third party. If we need to replace one of these service providers, our operations could be disrupted for more than 60 days while we identify and integrate a replacement into our system. As a result, the termination of these agreements or the failure by any of these third parties to respond adequately to our warehousing and distribution needs could materially negatively impact our ability to maintain sufficient inventory in our stores and consequently our profitability.

We are subject to risks associated with leasing our stores, especially those stores where we acquired the lease through bankruptcy auctions.

      We lease all of our store locations. We acquired most of these leases from Edison Brothers, as debtor-in-possession, or from other bankrupt entities through auctions in which a bankruptcy court ordered the assignment of the debtor’s interest in the leases to us. As a result, we have not separately negotiated a majority of our leases, which are generally drafted in favor of the landlord. In addition, many of these leases contain provisions that, while applicable to the business structure of Edison Brothers, which had multiple wholly-owned subsidiaries that were the tenants under the leases, would not have been necessary for our business structure.

      A number of our leases include termination and default provisions which apply if we do not meet certain sales levels or in other circumstances. In addition, some of these leases contain various restrictions relating to dilutions in, or changes of, the ownership of our company. Some of these provisions are difficult to interpret. As of January 3, 2004, approximately 22% of our leases contained provisions which by their terms prohibit a dilution in, or a change of, the ownership of our company which may have been contravened by our initial public offering and other prior or subsequent ownership changes. As of January 3, 2004, similar provisions in an additional 21% of our leases may be construed, depending on how these provisions are interpreted, to have been triggered by our initial public offering and other prior or subsequent ownership changes. In addition, our leases subject us to risks relating to compliance with changing mall rules and the exercise of discretion by our landlords on various matters. Moreover, as of January 3, 2004, approximately 17% of our leases were set to expire by December 31, 2004. If one or more of our landlords decides to terminate our leases, or to not allow us to renew, our business could be materially and adversely affected.

     Our credit facility restricts our activities.

      We have a $25.0 million secured revolving credit facility with Fleet Retail Group, Inc. The amount outstanding under our credit facility was $2.2 million at January 3, 2004. As of July 3, 2004, we had no outstanding balance and had approximately $10.5 million in availability. For fiscal year 2003, the average daily outstanding balance was $11.9 million. Our credit facility includes financial and other customary covenants which, among other things, limit our capital expenditures, restrict our business activities and our ability to incur debt, make acquisitions and pay dividends. A change in control of our company, including any person or group acquiring beneficial ownership of 30% or more of our common stock or our combined voting power (as defined in the credit facility), is also prohibited.

      In the event that we were to violate any of the covenants in our credit facility, or if we were to violate the provisions of any of our other lending arrangements or of more than 10% of our leases (other than solely as a result of our initial public offering), the lender would have the right to accelerate repayment of all amounts outstanding under the credit agreement, or to commence foreclosure proceedings on our assets. We are currently negotiating an extension of the credit facility with the lender.

      For more information about our credit facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which involve known and unknown risks and uncertainties or other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The words “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions are intended to identify forward-looking statements. Factors that might cause these differences include, but are not limited to, those discussed under the heading “Risk Factors,” as well as factors discussed in other places in this prospectus. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus.

USE OF PROCEEDS

      We will not receive any proceeds from the disposition of the shares covered by this prospectus or interests therein. The selling shareholders, some of whom may be deemed to be our affiliates, will receive all of the proceeds from any dispositions. We have agreed to pay the expenses of registration for the selling shareholders under Federal and state securities laws. The selling shareholders must pay any expenses or commissions incurred in connection with the disposition of their shares.

REVOCATION AND TERMINATION OF PRIOR S CORPORATION STATUS

      Prior to our initial public offering in February 2004, we operated under Subchapter S of the Internal Revenue Code and comparable provisions of some state income tax laws. An S corporation generally is not subject to income tax at the corporate level, with some exceptions under state income tax laws. Instead, an S corporation’s income generally passes through to its shareholders and is taxed on their personal income tax returns. As a result, prior to our initial public offering, our earnings have been included in the taxable income of our shareholders for Federal and state income tax purposes, and we have not been subject to income taxes in some states.

      By reason of our treatment as an S corporation for Federal and state income tax purposes, prior to our initial public offering we generally have distributed to our shareholders funds for the payment of income taxes on our earnings. During the last four fiscal years, we have declared quarterly distributions consisting of amounts attributable to payment of those taxes as follows:

Distribution

Fiscal 2000:
First Quarter	$0
Second Quarter	1,129,296
Third Quarter	196,939
Fourth Quarter	10,890

Total	$1,337,125

Fiscal 2001:
First Quarter	$1,310,866
Second Quarter	409,643
Third Quarter	445,019
Fourth Quarter	1,663

Total	$2,167,191

Fiscal 2002:
First Quarter	$414,190
Second Quarter	950,541
Third Quarter	455,278
Fourth Quarter	163

Total	$1,820,172

Fiscal 2003:
First Quarter	$540
Second Quarter	409
Third Quarter	0
Fourth Quarter	0

Total	$949

Fiscal 2004:
First Quarter	$0
Second Quarter	13,386
Third Quarter	0

      In connection with our initial public offering, we revoked our S election, effective on the first day of fiscal year 2004. During the second quarter of fiscal year 2004, prior to April 15, 2004, we distributed

$13,386 to our prior S corporation shareholders in respect of taxes payable on behalf of those shareholders as a result of our prior S corporation status. Following our revocation, we are now treated for Federal and state income tax purposes as a corporation under Subchapter C of the Internal Revenue Code. As a result, we will be subject to state and Federal income taxes for the foreseeable future.

      We have agreed to indemnify the shareholders who held our shares immediately prior to our initial public offering for the following tax liabilities, for which they may become liable:

•	any tax liabilities that they may incur for our income for fiscal year 2003 in excess of the amounts previously distributed to them prior to the revocation of the S corporation status; and

•	any increase in tax liabilities they may incur for our income for previous tax years, resulting from any increase in our income for those years in which they are required to recognize that income as a result of any determination by the Internal Revenue Service that we under-reported our income in those prior years for any reason.

      In either case, we will increase, or gross up, our indemnification payments to the extent necessary to take into account the increase in current tax liability incurred by these shareholders on account of the indemnification payments.

DIVIDEND POLICY

      We currently intend to retain our earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future payments of dividends will be at the discretion of our board of directors and will depend upon factors as our board of directors deems relevant. Our revolving credit facility prohibits our payment of dividends, except for common stock dividends. We can give no assurance that we will pay or not pay dividends in the foreseeable future.

MARKET INFORMATION

      Our common stock has been included in the Nasdaq National Market under the symbol “BKRS” since February 5, 2004. Prior to this time, there was no public market for our common stock. The initial public offering price of our common stock was $7.75 per share. The initial public offering closed on February 10, 2004. On March 12, 2004, we sold an additional 324,000 shares of common stock at the same price in connection with the full exercise of the underwriters’ over-allotment option. The closing sales price of our common stock in the Nasdaq National Market was $9.65 per share on August 13, 2004. From February 5, 2004 through April 3, 2004, the range of the high and low sales prices for our common stock was $7.51 to $11.85. For the thirteen weeks ended July 3, 2004, the range of the high and low sales prices for our common stock was $9.27 to $11.91. As of April 9, 2004, there were approximately 90 holders of record of shares of our common stock. Based on information provided by our transfer agent, we estimate that the number of shareholders who beneficially own shares in nominee or “street name” or through similar arrangements is approximately 900.

SELECTED HISTORICAL FINANCIAL INFORMATION

      The following tables summarize certain selected historical financial information for each of the fiscal years in the five year period ended January 3, 2004 and the thirteen and twenty-six week periods ended July 5, 2003 and July 3, 2004. The income statement data for the fiscal years ended December 31, 1999, December 30, 2000, January 5, 2002, January 4, 2003 and January 3, 2004 and the selected balance sheet data as of those dates have been derived from our audited financial statements. Our financial statements for the three fiscal years ended January 3, 2004, as audited by Ernst & Young LLP, an independent registered public accounting firm, are included elsewhere in this prospectus. The financial statements for the fiscal year ended December 31, 1999 have been audited by other auditors. We derived the selected financial data as of and for each of the thirteen and twenty-six week periods ended July 5, 2003 and July 3, 2004 from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the thirteen and twenty-six week periods presented are not necessarily indicative of the results that we may achieve for the full fiscal year. The information contained in these tables should be read in conjunction with our Financial Statements and the Notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Fiscal Year Ended

	December 31,	December 30,	January 5,	January 4,	January 3,
	1999(1)	2000(2)	2002	2003(7)	2004

Income Statement Data:
Net sales	$87,400,591	$140,709,517	$140,841,929	$151,147,810	$148,223,553
Cost of merchandise sold, occupancy and buying expenses	65,952,116	102,033,075	98,247,080	106,011,753	103,057,442

Gross profit	21,448,475	38,676,442	42,594,849	45,136,057	45,166,111
Operating expenses:
Selling expense	16,641,841	27,069,090	27,097,515	30,774,478	29,491,123
General and administrative expense	7,899,581	9,768,367	10,145,847	11,358,384	11,856,477
Loss on disposal of property and equipment	—	52,074	24,997	95,785	188,629
Impairment of long-lived assets	—	36,715	4,540	120,114	127,133
Write-off of deferred initial public offering costs(5)	—	—	—	1,708,466	—
Amortization of excess of acquired net assets over cost	(556,287)	(1,112,574)	(1,112,574)	—	—

Operating income (loss)	(2,536,660)	2,862,770	6,434,524	1,078,830	3,502,749
Other income (expense):
Interest expense	(1,284,162)	(1,225,467)	(1,086,729)	(1,626,306)	(1,671,739)
State income tax (expense) benefit(4)	(75,461)	(165,706)	(315,667)	163,645	(67,819)
Gain on lease termination	—	1,050,000	—	—	—
Loss on early extinguishment of debt	—	(1,245,000)	—	—	—
Other income (expense), net	(52,490)	339,718	(72,475)	(106,796)	(88,297)

Income (loss) before cumulative effect of change in accounting	(3,948,773)	1,616,315	4,959,653	(490,627)	1,674,894
Cumulative effect of change in accounting(3)	—	—	—	2,774,899	—

Income (loss) before income taxes	(3,948,773)	1,616,315	4,959,653	2,284,272	1,674,894
Benefit from income taxes(4)	—	—	—	—	—

Net income (loss)(4)	$(3,948,773)	$1,616,315	$4,959,653	$2,284,272	$1,674,894

Net income (loss) per common share
Basic	$(3.14)	$1.11	$3.31	$1.50	$0.93

Diluted	$(3.14)	$0.70	$2.17	$1.06	$0.79

Weighted average number of common shares outstanding:
Basic	1,266,365	1,408,988	1,426,188	1,426,188	1,426,188
Diluted	1,266,365	2,324,817	2,337,840	2,285,706	2,300,270

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004(6)	July 5, 2003	July 3, 2004(6)

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	$38,310,685	$38,904,743	$70,220,643	$73,209,756
Cost of merchandise sold, occupancy, and buying expenses	26,885,544	26,306,381	51,170,027	50,830,265

Gross profit	11,425,141	12,598,362	19,050,616	22,379,491
Operating expenses:
Selling expense	7,290,222	7,452,004	14,506,237	14,892,984
General and administrative expense	2,921,426	3,462,547	6,026,786	6,842,091
Loss on disposal of property and equipment	24,312	45,058	149,559	138,549

Operating income (loss)	1,189,181	1,638,753	(1,631,966)	505,867
Other income (expense):
Interest expense	(403,158)	(133,438)	(808,489)	(575,404)
State income tax (expense) benefit(4)	(40,654)	—	(41,753)	—
Other income (expense), net	(22,961)	36,240	(50,026)	123,051

Income (loss) before income taxes	722,408	1,541,555	(2,532,234)	53,514
Provision for (benefit from) income taxes(4)	—	602,385	—	(975,643)

Net income (loss)(4)	$722,408	$939,170	$(2,532,234)	$1,029,157

Net income (loss) per common share:
Basic	$0.50	$0.18	$(1.60)	$0.25

Diluted	$0.33	$0.17	$(1.60)	$0.22

Weighted average number of common shares outstanding:
Basic	1,426,188	5,102,481	1,426,188	4,278,573
Diluted	2,293,867	5,455,173	1,426,188	4,885,037

	Fiscal Year Ended					Thirteen	Twenty-six
						Weeks Ended	Weeks Ended
	December 31,	December 30,	January 5,	January 4,	January 3,
	1999(1)	2000(2)	2002	2003(7)	2004	July 5, 2003	July 5, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Unaudited pro forma information(4):
Income (loss) before cumulative effect of change in accounting and income taxes	$(4,075,505)	$1,377,635	$4,870,934	$(654,272)	$1,742,713	$763,062	$(2,490,482)
Provision for (benefit from) Income taxes	(1,852,475)	273,748	1,605,055	(217,178)	674,853	295,664	(934,983)

Income (loss) before cumulative effect of change in accounting	(2,223,030)	1,103,887	3,265,879	(437,094)	1,067,860	467,398	(1,555,499)
Cumulative effect of change in accounting(3)	—	—	—	1,763,934	—	—	—

Net income (loss)	$(2,223,030)	$1,103,887	$3,265,879	$1,326,840	$1,067,860	$467,398	$(1,555,499)

Net income (loss) per common share
Basic	$(1.78)	$0.75	$2.12	$0.83	$0.50	$0.32	$(0.91)

Diluted	$(1.78)	$0.47	$1.44	$0.64	$0.48	$0.21	$(0.91)

	As of

	December 31,	December 30,	January 5,	January 4,	January 3,	July 5,	July 3,
	1999(1)	2000(2)	2002	2003(7)	2004	2003	2004(6)

						(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$2,945,331	$1,228,746	$495,302	$—	$574,475	$2,033,444	$8,208,528
Current assets	16,948,498	14,979,243	13,595,133	15,904,642	15,622,504	18,281,211	26,460,908
Total assets	19,438,431	18,986,866	22,206,550	29,092,117	29,004,507	31,928,242	41,509,879
Long-term debt (excluding current portion)	1,713,967	1,622,108	1,118,454	5,747,463	4,714,409	5,188,600	—
Total shareholders’ equity (deficit)	(1,790,372)	(1,205,159)	1,485,064	2,048,115	3,573,126	(12,470)	27,058,230

	Fiscal Year Ended		Twenty-six Weeks Ended

	January 4,	January 3,	July 5,	July 3,
	2003(7)	2004	2003	2004(6)

			(Unaudited)	(Unaudited)
Cash Flow Data:
Net cash provided by (used in) operating activities	$(502,383)	$8,801,155	$(291,615)	$466,867
Net cash used in investing activities	(6,608,368)	(2,287,863)	(1,533,808)	(3,997,510)
Net cash provided by (used in) financing activities	6,615,449	(5,938,817)	3,858,867	11,164,696

(1)	On June 22, 1999, we acquired the assets of 198 Bakers stores for approximately $9.0 million. Consequently, the results of operations for those stores are included in our financial statements since the acquisition date.

(2)	Effective December 30, 2000, we changed our fiscal year from the calendar year ending December 31 to a 52/53 week period. The fiscal year ended January 5, 2002 is a 53-week period. For more information regarding our fiscal year, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Fiscal Year.”

(3)	Represents the cumulative effect of adopting SFAS No. 142, Goodwill and Other Intangible Assets, and recognizing as income from the unamortized deferred credit related to the excess of fair value over cost arising from the acquisition of Bakers.

(4)	Through January 3, 2004, we elected S corporation status for Federal and state income tax purposes. Accordingly, no provision has been made for Federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to Federal, state and city taxes. Effective January 4, 2004, we terminated our S election and are now taxed as a C corporation. For a reconciliation of our historical income (loss) before cumulative effect of change in accounting to pro forma income (loss) before cumulative effect of change in accounting and income taxes, please see Note 12 in the Notes to the Financial Statements. In accordance with SFAS No. 109, Accounting for Income Taxes, we have reflected the net impact of the temporary differences between the book and tax bases of our assets and liabilities as of the date of conversion as a component of our provision for income taxes for the period. This resulted in the recognition of a nonrecurring income tax benefit of approximately $1.0 million for the first quarter of 2004. Because we were an S corporation during the first half of 2003 there was no comparable income tax benefit for that period. As an S corporation, we paid distributions to our shareholders in amounts sufficient to allow them to pay income taxes related to an allocable share of our taxable income and did not pay traditional cash dividends per share. Such distributions are not comparable to dividends that would be paid by a C corporation. The Company did not declare any cash dividends during the twenty-six weeks ended July 3, 2004 and currently has no plans to pay dividends. See “Revocation and Termination of Prior S Corporation Status” and “Dividend Policy.”

(5)	Consists of approximately $1.7 million in initial public offering costs charged in fiscal year 2002 as a result of a delay in the initial public offering process.

(6)	On February 10, 2004, we consummated our initial public offering with the sale of 2,160,000 shares of common stock. On March 12, 2004, we sold an additional 324,000 shares of common stock in connection with the exercise by the underwriters of the full over-allotment option. All of the shares of common stock sold to the public were sold at a price of $7.75 per share. The aggregate gross proceeds from the initial public offering were approximately $19.3 million. The net proceeds to us from the offering were approximately $15.5 million. As of July 3, 2004, we have used the net proceeds received from the initial public offering to repay $5.7 million on our revolving credit agreement, $0.9 million to redeem outstanding warrants, $0.9 million to repay subordinated debt and $4.0 million for capital expenditures. Immediately prior to our initial public offering, we had three classes of common stock authorized, Class A common stock, Class B common stock and Class C common stock, of which only shares of Class A and Class B common stock were outstanding. Upon the consummation of our initial public offering, in accordance with our then existing articles of incorporation, 1,693,244.92 shares of Class A common stock and 271,910 shares of Class B common stock automatically converted into an aggregate of 1,965,150 shares of common stock on a 1.0 for 1.0 basis, excluding fractional shares. Mandatory redemption rights in favor of certain holders of prior Class A and Class B common stock were also terminated. Prior to the initial public offering, 1,426,188 Class A shares were classified within shareholders’ equity for accounting purposes and the 267,057 Class A and 271,910 Class B redeemable shares were classified within liabilities for accounting purposes, less fractional shares. In addition, upon the consummation of our initial public offering, $4.9 million in aggregate principal amount of our subordinated convertible debentures due 2007 were automatically converted into 653,331 shares of our common stock. Further, in connection with the closing of our initial public offering, we sold to the representatives of the underwriters and their designees warrants to purchase up to an aggregate of 216,000 shares of common stock at an exercise price equal to $12.7875 per share, subject to antidilution adjustments, for a purchase price of $0.0001 per warrant. See Note 2 in the Notes to the Unaudited Condensed Financial Statements for the twenty-six weeks ended July 3, 2004.

(7)	In the first quarter of fiscal year 2002, we completed the acquisition of 33 former Sam & Libby store locations for approximately $1.8 million in cash.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Statements Regarding Forward-Looking Statements.” The following section is qualified in its entirety by this more detailed information, including “Risk Factors” and our Financial Statements and the related Notes thereto, included elsewhere in this prospectus.

Overview

      We are a national, mall-based, specialty retailer of distinctive footwear and accessories targeting young women who demand quality fashion products. We feature private label and national brand dress, casual and sport shoes, boots, sandals and accessories. As of January 3, 2004, in addition to our 185 Bakers stores, we operated the 30 store Wild Pair chain that targets men and women between the ages of 17 and 24 who desire edgier, fashion forward footwear. As of July 3, 2004, we operated 206 stores, of which 177 were Bakers stores and 29 were Wild Pair stores.

      During the first quarter of 2004, we completed our initial public offering generating net proceeds of $15.5 million, converted $6.8 million of convertible debt and redeemable securities into common stock, and repaid $4.1 million of debt obligations. This has significantly enhanced our financial position and should enable us to remodel existing stores and open new stores.

      We have developed new formats for our Bakers and Wild Pair stores which have met with consumer acceptance and have resulted in comparable store sales increases at new format stores that exceed our corporate average. New format stores may not necessarily continue to achieve such above average growth beyond their first comparable year. We have undertaken a program to remodel existing stores and open new stores which should result in more than 50% of our Bakers stores operating in the new format by the end of 2005. We expect remodeled stores to be closed for approximately six or seven weeks during the period of remodeling.

      During the first half of 2004, our operating results reflected the trend of increased demand for more fashion-oriented women’s footwear that started in the fall of 2003. For the first half of 2004 our sales increased 4.3% compared to the first half of 2003, and our gross profit increased 17.5%. As a result of improved sales and margins, we achieved a pre-tax profit of $54,000 in the first half of 2004 compared to a pre-tax loss of $2.5 million in the first half of 2003.

      In the first quarter of fiscal year 2002, we completed the acquisition of 33 store locations (formerly operated as Sam & Libby stores) in 15 states for $1.8 million in cash from SLJ Retail LLC. We also acquired the non-inventory personal property, leasehold improvements, furniture, fixtures and equipment related to the stores. We began operating 17 of these stores as Wild Pair stores and 16 as Bakers stores in April 2002. As a result of the Sam & Libby acquisition, our results of operations for fiscal years 2001, 2002 and 2003 are not comparable in some significant respects.

      For comparison purposes, we classify our stores as comparable or non-comparable. A new store’s sales are not included in comparable store sales until the thirteenth month of operation. Sales from remodeled stores are excluded from comparable store sales during the period of remodeling.

Critical Accounting Policies

      Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions about future events and their impact on amounts reported in our Financial Statements and related Notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates.

These differences could be material to the financial statements. For more information, please see Note 1 in the Notes to the Financial Statements.

      We believe that our application of accounting policies, and the estimates that are inherently required by these policies, are reasonable. We believe that the following significant accounting policies may involve a higher degree of judgment and complexity.

Merchandise inventories

      Merchandise inventories are valued at the lower of cost or market using the first-in first-out retail inventory method. Permanent markdowns are recorded to reflect expected adjustments to retail prices in accordance with the retail inventory method. The process of determining our expected adjustments to retail prices requires significant judgment by management. Among other factors, management utilizes performance metrics to evaluate the quality and freshness of inventory, including the number of weeks of supply on hand, sell-through percentages and aging categories of inventory by selling season, to make its best estimate of the appropriate inventory markdowns. If market conditions are less favorable than those projected by management, additional inventory markdowns may be required.

Store closing and impairment charges

      At the beginning of fiscal year 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Disposal of Long-Lived Assets. Based on the criteria in SFAS No. 144, long-lived assets to be “held and used” are reviewed for impairment when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. We regularly analyze the operating results of our stores and assess the viability of under-performing stores to determine whether they should be closed or whether their associated assets, including furniture, fixtures, equipment, and leasehold improvements, have been impaired. Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, and favorable trends, fixed assets of stores indicated to be impaired are written down to fair value. During the years ended January 5, 2002, January 4, 2003 and January 3, 2004, we recorded $4,540, $120,114, and $127,133, respectively, in noncash charges to earnings related to the impairment of furniture, fixtures, and equipment, leasehold improvements and goodwill.

Deferred Income Taxes

      Through January 3, 2004, we were an S corporation under Subchapter S of the Internal Revenue Code and comparable state tax laws, and consequently were not subject to income taxes on our earnings in those jurisdictions, other than state franchise and net worth taxes. However, we were subject to income taxes in some states which do not recognize S corporation status. Our S corporation status was terminated effective January 4, 2004 and, as a result, we became subject to Federal and state income taxes as a C corporation.

      We calculate income taxes in accordance with SFAS No. 109 Accounting for Income Taxes, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax reporting purposes. Deferred tax assets and liabilities are measured using the tax rates in effect in the years when those temporary differences are expected to reverse. Inherent in the measurement of deferred taxes are certain judgments and interpretations of existing tax law and other published guidance as applied to our operations. No valuation allowance has been provided for the deferred tax assets because we generated taxable income in prior periods and we anticipate that future taxable income will be sufficient to allow us to fully recover the amount of net deferred tax assets.

Fiscal Year

      Our accounting period is based upon a traditional retail calendar, which ends on the Saturday nearest January 31. Our fiscal year ends four weeks prior to the retail calendar, as a result of our Subchapter S tax status. Fiscal years ended January 4, 2003 and January 3, 2004 were 52-week periods. The fiscal year ended January 5, 2002 was a 53-week period. The difference in the number of weeks for our fiscal years can affect yearly comparisons. We refer to the fiscal year ended January 5, 2002 as “fiscal year 2001,” to the fiscal year ended January 4, 2003 as “fiscal year 2002,” and to the fiscal year ended January 3, 2004 as “fiscal year 2003.”

Results of Operations

      The following table sets forth our operating results, expressed as a percentage of sales, for the periods indicated.

						Twenty-six
				Thirteen Weeks		Weeks
	Fiscal Year Ended			Ended		Ended

	January 5,	January 4,	January 3,	July 5,	July 3,	July 5,	July 5,
	2002	2003	2004	2003	2004	2003	2004

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of merchandise sold, occupancy and buying expense	69.8	70.1	69.5	70.2	67.6	72.9	69.4

Gross profit	30.2	29.9	30.5	29.8	32.4	27.1	30.6
Selling expense	19.2	20.4	19.9	19.0	19.1	20.6	20.3
General and administrative expense	7.2	7.5	8.0	7.6	8.9	8.6	9.4
Loss on disposal of property and equipment	—	0.1	0.1	0.1	0.1	0.2	0.2
Impairment and disposal of long-lived assets	—	0.1	0.1	—	—	—	—
Write off of deferred offering costs	—	1.1	—	—	—	—	—
Amortization of excess of acquired net assets over cost	(0.8)	—	—	—	—	—	—

Operating income (loss)	4.6	0.7	2.4	3.1	4.3	(2.3)	0.7
Other income (expense)	(0.1)	—	(0.1)	(0.2)	—	(0.1)	0.2
Interest expense	(0.8)	(1.1)	(1.1)	(1.0)	(0.3)	(1.2)	(0.8)
State income tax expense (benefit)	(0.2)	0.1	(0.1)	—	—	—	—
Cumulative effect of change in accounting	—	1.8	—	—	—	—	—

Net income (loss) before income taxes	3.5	1.5	1.1	1.9	4.0	(3.6)	0.1
Provision for (benefit from) income taxes	—	—	—	—	1.6	—	(1.3)

Net income (loss)	3.5%	1.5%	1.1%	1.9%	2.4%	(3.6)%	1.4%

      The following table sets forth our number of stores at the beginning and end of each period indicated and the number of stores opened, acquired and closed during each period indicated.

						Twenty-six
				Thirteen Weeks		Weeks
	Fiscal Year Ended			Ended		Ended

	January 5,	January 4,	January 3,	July 5,	July 3,	July 5,	July 3,
	2002	2003	2004	2003	2004	2003	2004

Number of stores at beginning of period	209	202	233	220	207	233	215
Stores opened or acquired during period	14	41	3	1	—	1	—
Stores closed during period	(21)	(10)	(21)	(5)	(1)	(18)	(9)

Number of stores at end of period	202	233	215	216	206	216	206

Thirteen Weeks Ended July 3, 2004 Compared to Thirteen Weeks Ended July 5, 2003

      Net sales. Net sales increased to $38.9 million for the thirteen weeks ended July 3, 2004 (second quarter 2004) from $38.3 million for the thirteen weeks ended July 5, 2003 (second quarter 2003), an increase of $0.6 million. This increase resulted from higher average unit prices reflecting less discounting compared to the second quarter of 2003. Net sales for the second quarter of 2004 reflect the continuation of strong consumer demand for dress footwear that began in the fourth quarter of 2003, partially offset by slower than expected sales of casual footwear, particularly summer sandals in June. Net sales increased despite operating ten fewer stores compared to the second quarter of 2003 and having eleven stores closed temporarily for remodeling during part of the second quarter of 2004. Our comparable store sales for the second quarter of 2004 increased by 4.7% compared to the second quarter of 2003. Comparable store sales in June 2004 only increased by 2.0% reflecting overall weakness in the retailing sector and customer demand for lower-priced flip flops which we expect to continue through the summer selling season.

      Gross profit. Gross profit increased to $12.6 million in the second quarter of 2004 from $11.4 million in the second quarter of 2003, an increase of $1.2 million. As a percentage of sales, gross profit increased to 32.4% in the second quarter of 2004 from 29.8% in the second quarter of 2003. This reflects improved markdown experience resulting from continued strong customer demand.

      Selling expense. Selling expense increased to $7.5 million in the second quarter of 2004 from $7.3 million in the second quarter of 2003, an increase of $0.2 million.

      General and administrative expense. General and administrative expense increased to $3.5 million in the second quarter of 2004 from $2.9 million in the second quarter of 2003, an increase of $600,000. The increase was due primarily to public company expenses incurred in 2004.

      Interest expense. Interest expense decreased to $133,000 in the second quarter of 2004 from $403,000 in the second quarter of 2003, a decrease of $270,000. In the first quarter of 2004, we converted our subordinated convertible debentures into common stock and paid the outstanding balances of our other debt instruments except for capital lease obligations with the proceeds from our IPO. The decrease in interest expense reflects the reduction in our borrowings compared to the prior year.

      Income tax expense. Effective January 4, 2004, we converted to a C corporation and became subject to federal and state income taxes. We recognized tax expense of $602,000 for the second quarter of 2004 related to the taxable income for the quarter. Because we were an S corporation during the second quarter of 2003 there was no comparable income tax expense for that period. On a pro forma basis, had we been a C corporation for the second quarter of 2003, we would have had income tax expense of $296,000 for the period.

      Net income. We had net income of $939,000 in the second quarter of 2004 compared to net income of $722,000 in the second quarter of 2003. If we had been taxed as a C corporation for the second quarter of 2003, our net income would have been $467,000 for that period.

Twenty-six Weeks Ended July 3, 2004 Compared to Twenty-six Weeks Ended July 5, 2003

      Net sales. Net sales increased to $73.2 million for the twenty-six weeks ended July 3, 2004 (first half 2004) from $70.2 million for the twenty-six weeks ended July 5, 2003 (first half 2003), an increase of $3.0 million. This increase resulted from higher average unit prices reflecting less discounting compared to the first half of 2003. Net sales for the first half of 2004 reflect the continuation of strong consumer demand for dress footwear that began in the fourth quarter of 2003, partially offset by slower than expected sales of casual footwear, particularly summer sandals in June. Net sales increased despite operating ten fewer stores compared to the first half of 2003. Our comparable store sales for the first half of 2004 increased by 7.7% compared to the first half of 2003. The comparable store sales trend weakened during the course of the first half of 2004.

      Gross profit. Gross profit increased to $22.4 million in the first half of 2004 from $19.1 million in the first half of 2003. As a percentage of sales, gross profit increased to 30.6% in the first half of 2004 from 27.1% in the first half of 2003. This reflects improved markdown experience resulting from continued strong customer demand.

      Selling expense. Selling expense increased to $14.9 million in the first half of 2004 from $14.5 million in the first half of 2003, an increase of $0.4 million, but decreased as a percentage of sales to 20.3% from 20.6% reflecting effective expense management demonstrated by the reduction of sales expense as a percentage of sales.

      General and administrative expense. General and administrative expense increased to $6.8 million in the first half of 2004 from $6.0 million in the first half of 2003, an increase of $0.8 million. The increase was due primarily to public company expenses incurred in the first half of 2004.

      Income tax benefit. Effective January 4, 2004, we converted to a C corporation and became subject to federal and state income taxes. In accordance with SFAS No. 109, Accounting for Income Taxes, we have reflected the net impact of the temporary differences between the book and tax basis of our assets and liabilities as of the date of conversion as a component of our provision for income taxes for the period. This resulted in the recognition of a nonrecurring income tax benefit of $1.0 million for the first half of 2004. In addition, we recognized nominal tax expense for the first half of 2004 related to the taxable income during the period. Because we were an S corporation during the first half of 2003 there was no comparable income tax benefit for that period. On a pro forma basis, had we been a C corporation for the first half of 2003, we would have had a tax benefit of $0.9 million for the period.

      Net income (loss). We had net income of $1.0 million in the first half of 2004 compared to a net loss of $2.5 million in the first half of 2003. If we had been taxed as a C corporation for the first half of 2003, our net loss would have been $1.6 million for that period.

Fiscal Year Ended January 3, 2004 Compared to Fiscal Year Ended January 4, 2003

      Net sales. Net sales decreased to $148.2 million in fiscal year 2003 from $151.1 million in fiscal year 2002, a decrease of $2.9 million. Net sales were negatively impacted by a weak retail environment during the first quarter of 2003 related to consumer concerns regarding the war in Iraq and the closure of 19 stores. In the second and third quarters of 2003, sales were negatively impacted by teenage customer demand for low priced flip-flops. Net sales were positively impacted by the inclusion of sales from the 33 former Sam & Libby stores for the full year in 2003 compared to only three quarters of 2002 and the reemergence of fashion trends during the fourth quarter of 2003. Our comparable store sales for fiscal year 2003 decreased by 3.2% compared to fiscal year 2002. Comparable store sales for the fourth quarter of fiscal year 2003 increased by 4.0% compared to the fourth quarter of fiscal year 2002.

      Gross profit. Gross profit was $45.1 million in both fiscal year 2003 and fiscal year 2002. Gross profit for the first three quarters of 2003 decreased $1.9 million compared to the first three quarters of 2002, primarily due to increases in occupancy and buying expenses. Gross profit in the fourth quarter of fiscal year 2003 increased $1.9 million over the fourth quarter of fiscal year 2002, reflecting improved markdown experience and shrinkage control. As a percentage of sales, gross profit increased to 30.5% in fiscal year 2003 from 29.9% in fiscal year 2002.

      Selling expense. Selling expense decreased to $29.5 million in fiscal year 2003 from $30.8 million in fiscal year 2002, a decrease of $1.3 million. This decrease was primarily attributable to more effective store payroll management in fiscal year 2003, partially offset by a $500,000 increase in depreciation and amortization expense related to store fixtures and leaseholds.

      General and administrative expense. General and administrative expense increased to $11.9 million in fiscal year 2003 from $11.4 million in fiscal year 2002, an increase of $500,000. The increase was due to increased incentive compensation resulting from the Company’s improved profitability in 2003.

      Income (loss) before cumulative effect of change in accounting. Our income before cumulative effect of change in accounting increased to $1.7 million for fiscal year 2003 from a loss of $500,000 in fiscal year 2002, an improvement of $2.2 million. The change was primarily related to the nonrecurring write off of deferred initial public offering costs of $1.7 million in fiscal year 2002.

      Net income. We had net income of $1.7 million in fiscal year 2003 down from net income of $2.3 million in fiscal year 2002. Net income for 2002 reflects $2.8 million of income related to the cumulative effect of change in accounting for goodwill. If we had been taxed as a C corporation, our net income for fiscal year 2003 would have been $1.1 million and our net income for fiscal year 2002 would have been $1.3 million. For more information regarding pro forma income taxes, please see Note 12 of the Financial Statements.

Fiscal Year Ended January 4, 2003 Compared to Fiscal Year Ended January 5, 2002

      Net sales. Net sales increased to $151.1 million in fiscal year 2002 from $140.8 million in fiscal year 2001, an increase of $10.3 million. Net sales were positively impacted by the additional store locations acquired. An increase in sales of national branded products, which have higher average prices than our private label products, was more than offset by a significant decline in boot and bootie sales in the second half of the year.

      During fiscal year 2002, we opened 41 new stores and closed 10 stores compared to fiscal year 2001, in which we opened 14 new stores and closed 21 stores. Of the new stores that we opened in fiscal year 2002, 33 were acquired from SLJ Retail LLC. The other eight stores were new locations. Our comparable store sales for the 52-week fiscal year 2002 decreased by 4.4% compared to the 53-week fiscal year 2001.

      Gross profit. Gross profit increased to $45.1 million in fiscal year 2002 from $42.6 million in fiscal year 2001, an increase of $2.5 million. As a percentage of net sales, gross profit decreased to 29.9% in fiscal year 2002 from 30.2% in fiscal year 2001. The decline in gross profit as a percentage of net sales was attributable to a continued increase in the national branded component of our merchandise mix, which has a lower gross margin percentage, but a higher average selling price, than our private label products, and to an increase in occupancy costs due to a decrease in same store sales.

      Selling expense. Selling expense increased $3.7 million to $30.8 million in fiscal year 2002 from $27.1 million in fiscal year 2001. The increase in selling expense resulted from the costs of operating an increased number of stores in fiscal year 2002 compared to fiscal year 2001.

      General and administrative expense. General and administrative expense increased to $11.4 million in fiscal year 2002 from $10.1 million in fiscal year 2001, an increase of $1.3 million, primarily as a result of an increase in depreciation expense for new information systems and new and remodeled stores, partially offset by reductions in management bonuses in fiscal year 2002.

      Write-off of expenses related to initial public offering. As a result of a delay in our initial public offering, we took a charge of $1.7 million in initial public offering costs in fiscal year 2002.

      Interest expense. Interest expense increased to $1.6 million in fiscal year 2002 from $1.1 million in fiscal year 2001, an increase of $500,000, primarily due to interest on the $4.9 million of subordinated convertible debentures issued in April 2002, partially offset by a decrease in the average interest rate paid on our revolving credit facility.

      Cumulative effect of change in accounting. As a result of our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, in fiscal year 2002, the approximately $2.8 million balance of the excess of acquired net assets over cost related to the Bakers acquisition was recognized in income as a cumulative effect of an accounting change in the fiscal year 2002.

      Net income. Net income decreased to $2.3 million in fiscal year 2002 from $5.0 million in fiscal year 2001, a decrease of $2.7 million. If we had been taxed as a C corporation, our net income for fiscal years 2002 and 2001 would have been $1.3 million and $3.3 million, respectively. For more information regarding pro forma income taxes, please see Note 12 in the Notes to the Financial Statements.

Seasonality and Quarterly Fluctuations

      The following table sets forth our summary operating results for the quarterly periods indicated.

	Fiscal Year Ended January 5, 2002

	First	Second	Third	Fourth

Net sales	$33,164,841	$37,528,409	$31,940,160	$38,208,519
Gross profit	9,023,469	12,041,029	8,720,594	12,809,757
Operating expenses	8,923,018	8,994,310	8,721,270	9,521,727
Operating income (loss)	100,451	3,046,719	(676)	3,288,030

	Fiscal Year Ended January 4, 2003

	First	Second	Third	Fourth

Net sales	$32,059,325	$39,405,673	$36,259,634	$43,423,178
Gross profit	10,075,453	11,892,540	8,502,972	14,665,093
Operating expenses	9,341,152	10,932,410	11,101,821	12,681,844
Operating income (loss)	734,301	960,130	(2,598,850)	1,983,249

	Fiscal Year Ended January 3, 2004

	First	Second	Third	Fourth

Net sales	$31,909,958	$38,310,685	$34,274,081	$43,728,829
Gross profit	7,718,475	11,518,141	9,348,082	16,581,413
Operating expenses	10,539,622	10,328,960	9,917,497	10,877,283
Operating income (loss)	(2,821,147)	1,189,181	(569,415)	5,704,130

	Fiscal Year Ended January 1, 2005

	First	Second	Third	Fourth

Net sales	$34,305,013	$38,904,743
Gross profit	9,781,129	12,598,362
Operating expenses	10,914,015	10,959,609
Operating income (loss)	(1,132,886)	1,638,753

      Our operating results are subject to significant seasonal variations. Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate in the future, as a result of these seasonal variances, in particular our principal selling seasons. We have five principal selling seasons: transition

(post-holiday), Easter, back-to-school, fall and holiday. Sales and net income in our second and fourth quarters are typically much stronger than in our first and third quarters.

      In addition to our normal seasonal fluctuations, some events, in particular the Easter holiday, shift between fiscal quarters in some years due to the nature of our fiscal year. This shift can influence our quarterly comparable results. For example, Easter occurred during the first quarter of fiscal year 2002, while in most years, including fiscal years 2001, 2003 and 2004, Easter occurred during the second quarter.

      Quarterly comparisons may also be affected by the timing of sales and costs associated with remodeling stores, opening new stores or acquiring stores.

Liquidity and Capital Resources

      On February 10, 2004, we consummated our initial public offering with the sale of 2,160,000 shares of common stock. On March 12, 2004, we sold an additional 324,000 shares in satisfaction of the underwriters’ over-allotment option. We received net proceeds of approximately $15.5 million in the offering. See “— Initial Public Offering” below for more information.

      At July 3, 2004, we had total assets of $41.5 million and shareholders’ equity of $27.1 million compared to total assets of $29.0 million and shareholders’ equity of $3.6 million at January 3, 2004, and compared to total assets of $31.9 million and a deficit in shareholders’ equity of $12,000 at July 5, 2003. At July 3, 2004, we had net working capital of $14.6 million, and $10.5 million of unused borrowing capacity under our revolving credit facility, based upon our borrowing base calculation, compared to negative net working capital of $800,000 and $5.6 million of unused borrowing capacity at January 3, 2004 and compared to negative net working capital of $4.6 million and $1.2 million of unused borrowing capacity at July 5, 2003. At January 4, 2003, we had total assets of $29.1 million, shareholders’ equity of $2.0 million, negative working capital of $900,000 and $4.1 million of unused borrowing capacity.

      The improvement in our financial position primarily relates to the proceeds from our initial public offering, the conversion of our subordinated debentures and redeemable Class A and Class B common stock into common stock, and our improved operating results.

      Our cash requirements are primarily for working capital, capital expenditures and principal payments on our debt and capital lease obligations. In connection with our prior S corporation status, we have also made cash distributions to our shareholders to cover their taxes. Historically, these needs for cash have been met by cash flows from operations, borrowings under our revolving credit facility and sales of our subordinated debt.

      We anticipate that our cash flows from operations, borrowings under our revolving credit facility, and proceeds from our initial public offering will be sufficient for our operating cash requirements for at least the next 12 months and will allow us to further execute our business plan, including our planned expansion.

Operating activities

      For the first half of 2004, our net cash provided by operating activities was $467,000 compared to net cash used by operating activities of $292,000 in the first half of 2003, an improvement of $759,000. The primary cause of this improvement was the $3.6 million increase in net income compared to the first half of 2003 partially offset by a $2.7 million increase in inventories from January 3, 2004 to July 3, 2004.

      For fiscal year 2003, our net cash provided by operations was $8.8 million compared to net cash used by operations of $500,000 in fiscal year 2002, an increase of $9.3 million. The primary causes of this increase were increased operating income in 2003 and a $1.5 million reduction in inventories in 2003 compared to a $3.0 million increase in inventories in 2002. The year-to-year inventory changes relate primarily to changes in the number of stores open at the end of each year.

      Our inventories at July 3, 2004 were $15.5 million up from $13.9 million at July 5, 2003, primarily as a result of a change in purchasing procedures implemented during 2004 in which we are shipping a substantial amount of product sourced from China directly to our stores rather than shipping it first to our distribution centers. We believe that this process will reduce our overall shipping expense and reduce the shipping time to our stores. As a result of these new procedures, these products are received into inventory at the time they are shipped from China rather than when they are received in the United States, resulting in higher reported inventories and accounts payable.

      Approximately two-thirds of our products are manufactured in China. Recently the continued significant growth in the Chinese economy has resulted in periodic energy and labor shortages, as well as transportation and shipping bottlenecks. We actively monitor these matters and their potential impact on the sourcing of our products.

      We are committed under noncancelable operating leases for all store and office spaces, expiring at various dates through 2018. These leases generally provide minimum rent plus payments for real estate taxes and operating expenses, subject to escalations. Some of our leases also require us to pay contingent rent based on sales. As of January 3, 2004, our lease payment obligations under these leases totaled $15.8 million for fiscal year 2004, and an aggregate of $91.6 million through 2018.

Investing activities

      Cash used in investing activities was $4.0 million in the first half of 2004 compared to $1.5 million for the first half of 2003. In fiscal year 2003, our cash used in investing activities amounted to $2.3 million compared to $6.6 million for fiscal year 2002. During each period, cash used in investing activities consisted of capital expenditures for furniture, fixtures and leasehold improvements for both new and remodeled stores, and new information systems. In addition to these cash expenditures, we entered into capital lease arrangements valued at $1.0 million in 2003 and $0.7 million in 2002 related to our point of sale system. A substantial portion of the 2004 capital expenditures relates to new and remodeled stores scheduled to open during the third and fourth quarters.

      Our future capital expenditures will depend primarily on the number of new stores we open, the number of existing stores we remodel and the timing of these expenditures. We plan to open approximately 15 to 17 new stores in fiscal year 2004, primarily in the third quarter, and 30 to 35 new stores in fiscal year 2005. Net capital expenditures for a new store are expected to average approximately $200,000, including point of sale equipment. The average inventory investment, net of payables, for a new store is expected to range from approximately $45,000 to $75,000, depending on the size and sales expectation of the store and the timing of the new store opening. Pre-opening expenses, such as marketing, salaries, supplies and utilities are expensed as incurred.

      We plan to complete the remodeling of approximately 17 stores in our new format by mid-fourth quarter 2004. Remodeling the average existing store into the new format is estimated to cost approximately $200,000 to $250,000. We also plan to perform minor remodeling at approximately ten stores in fiscal year 2004 at an average cost of $40,000 per store.

      We anticipate that our capital expenditures in fiscal year 2004, primarily related to new stores, store remodelings, distribution and general corporate activities, will be approximately $8.0 million to $9.0 million.

Financing activities

      For the first half of 2004, our net cash provided by financing activities was $11.2 million compared to $3.9 million for the same period in 2003, a difference of $7.3 million which was primarily attributable to our initial public offering. For the first half of 2004 we had net repayments of $2.2 million on our credit facility compared to net advances of $4.5 million for the same period in the prior year.

      In fiscal year 2003, our net cash used by financing activities was $5.9 million compared to net cash provided by financing activities of $6.6 million in fiscal year 2002. In fiscal year 2003, we used cash to reduce the balance on our revolving notes payable by $4.9 million and make principal payments on our capital lease and debt obligations. In fiscal year 2002, we made net borrowings on our revolving note payable of $4.4 million and issued $4.9 million in subordinated debt and we used cash to make principal payments on our capital lease and debt obligations and make $1.8 million of distributions to our shareholders related to their S corporation tax obligations.

      As of January 3, 2004, the aggregate payments remaining on our capital lease obligations were approximately $3.2 million through 2008, including $1.4 million due in fiscal year 2004. As of July 3, 2004, the aggregate payments remaining on our capital lease obligations were approximately $2.3 million through 2008, including $0.6 million due in the remainder of fiscal year 2004.

      We have a $25.0 million secured revolving credit facility with Fleet Retail Group, Inc. Amounts borrowed under the facility bear interest at a rate equal to the base rate (as defined in the agreement) plus 0.75% per annum, which was equal to 4.75% per annum at January 3. 2004. If contingencies identified in the agreement occur, the interest rate may be increased by an additional two percentage points. The revolving credit agreement also allows us to apply an interest rate of LIBOR (as defined in the agreement) plus 3.00% per annum to a designated portion of the outstanding balance for a minimum of 30 days by entering into a basis swap. The aggregate amount that we may borrow under the agreement at any time is established by a formula, which is based on our inventory level but cannot be greater than $25.0 million. The agreement is secured by substantially all of our assets. In connection with the administration of the agreement, we are required to pay a facility fee of $3,000 per month, to a maximum aggregate facility fee of $180,000. In addition, we must pay 0.25% per annum of the remaining unborrowed loan capacity under the agreement. If contingencies related to early termination of the credit facility were to occur, or if we were to request and receive an accommodation from the lender in connection with the facility, we may be required to pay additional fees. At January 3, 2004, we had $2.2 million outstanding under the revolving credit facility, at a 4.28% effective interest rate per annum, and approximately $5.6 million of unused borrowing capacity available under the revolving credit facility, based upon our borrowing base calculations.

      In the first quarter of fiscal year 2003, we entered into an amendment to our revolving credit agreement to provide a sublimit facility of up to an additional $2.0 million, subject to reductions over time and to borrowing base restrictions as defined in the agreement. The sublimit facility was payable in full at maturity on February 20, 2004. The sublimit facility also provided for a minimum EBITDA covenant (as defined in the agreement), a minimum required availability covenant, and a limitation on capital expenditures for fiscal year 2003. There were no amounts outstanding under the sublimit facility at January 3, 2004.

      Our credit facility includes financial and other covenants relating to, among other things, our level of capital expenditures, compliance with our business plan, prohibiting a change of control, including any person or group acquiring beneficial ownership of 30% or more of our common stock or our combined voting power (as defined in the credit facility), maintaining a minimum availability, maintaining a minimum net worth, prohibiting new debt, and restricting dividends and the repurchase of our stock. In the event that we were to violate any of these covenants, or violate the provisions of any of our other lending arrangements or of more than 10% of our leases, the lender would have the right to accelerate repayment of all amounts outstanding under the agreement, or to commence foreclosure proceedings on our assets. The credit facility’s maturity date is January 5, 2005. We repaid the outstanding balance on the credit facility during the first quarter of 2004 from the proceeds of our IPO. We are currently negotiating an extension of the facility with the lender.

      We have two other long-term debt commitments outstanding at January 3, 2004, both of which are subordinate to our credit facility. One is a subordinated note, which required quarterly principal and interest payments of up to $50,000 over the term of the loan through January 2008. This note was secured by a security agreement and a $393,000 standby letter of credit. The balance on this loan was approximately $360,000 at January 3, 2004. The other long-term commitment consists of a $500,000 secured subordinated note payable to a venture capital institution, which was due at maturity on March 1, 2004 and a related warrant to purchase 76,907 shares of our common stock, which was redeemable for $850,000 on March 1, 2004. All of these obligations were repaid during the first quarter of 2004 from the proceeds from our IPO. Prior to our initial public offering, certain of our shareholders had mandatory redemption rights. These rights were terminated upon the consummation of our IPO.

      We sold $4.9 million of our subordinated convertible debentures due 2007 in a private offering during the first quarter of fiscal year 2002. We used the net proceeds from the sale of the debentures to finance the Sam & Libby acquisition, to repay a portion of the amounts borrowed under our credit facility and to provide capital for future store openings. On January 2, 2004, we exchanged all of our subordinated convertible debentures for new subordinated convertible debentures in the same aggregate principal amount. The new subordinated convertible debentures bore interest at 9%, increasing over time to 11.0% per annum. The new subordinated convertible debentures would have matured, if not earlier converted, on April 4, 2007. The new subordinated convertible debentures automatically converted into an aggregate of 653,331 shares of our common stock at a fixed exercise price of $7.50 upon our IPO. These are the shares offered by this prospectus, which are covered by the registration statement of which this prospectus is part. For more information, please see “Shares Eligible for Future Sale” and “Principal and Selling Shareholders.”

Initial Public Offering

      On February 10, 2004, we consummated our initial public offering with the sale of 2,160,000 shares of common stock. On March 12, 2004, we sold an additional 324,000 shares of common stock in connection with the exercise by the underwriters of the full over-allotment option. All of the shares of common stock sold to the public were sold at a price of $7.75 per share. The aggregate gross proceeds from the initial public offering were approximately $19.3 million. The net proceeds to us from the offering were approximately $15.5 million. As of July 3, 2004, we have used the net proceeds received from the initial public offering to repay $5.7 million on our revolving credit agreement, $0.9 million to redeem outstanding warrants, $0.9 million to repay subordinated debt and $4.0 million for capital expenditures. We intend to use the remaining net proceeds from the offering to fund our planned capital expenditures in fiscal year 2004, primarily related to new stores, store remodelings, distribution and general corporate activities, of approximately $8.0 million to $9.0 million. As of July 3, 2004, we plan to open 15 to 17 new stores, all in the new format and remodel approximately 27 stores, including 17 in the new format, in fiscal year 2004. We expect to use the remaining net proceeds for working capital requirements and other general corporate purposes, including the purchase of inventory in the ordinary course of business. Pending use of the proceeds, we have invested in short-term, investment-grade interest bearing instruments.

      In connection with the closing of our initial public offering, we sold to the representatives of the underwriters and their designees warrants to purchase up to an aggregate of 216,000 shares of common stock at an exercise price equal to $12.7875 per share, subject to antidilution adjustments, for a purchase price of $0.0001 per warrant for the warrants. The warrants are restricted from sale, transfer, assignment, pledge or hypothecation by any person until February 10, 2005, except to some directors, officers, employees and affiliates of the representatives of the underwriters. The warrant holders may exercise the warrants as to all or any lesser number of the underlying shares of common stock at any time during the four-year period commencing on February 10, 2005. In addition, we are required for a five year period, (i) at the request of a majority of the warrant holders, to use our best efforts to file one registration statement, at our expense, covering the sale of the shares of common stock underlying the warrants and (ii) at the request of any holders of warrants, to file additional registration statements covering the shares of common stock underlying the warrants at the expense of those holders. We are required to maintain the effectiveness of any demand registration statement for up to nine consecutive months. Except for the registration rights that we have granted to the prior holders of our subordinated convertible debentures, we agreed not to make any registered offering of our securities, with limited exceptions, or to include any other shares on any such demand registration statement, at any time that we are required to maintain the effectiveness of a demand registration statement, without first obtaining the consent of a majority of the holders of warrants and warrant shares that are not then held by the public or by us or other excepted persons who have a relationship with us and our affiliates. In addition, we are required to include the shares of common stock underlying the warrants in any appropriate registration statement we file during the six years following the consummation of the initial public offering. We have agreed not to offer or sell until February 5, 2005, without the prior written consent of Ryan Beck, any shares of our common stock or securities convertible into our common stock, except for the registration of the shares of common stock held by the prior holders of our subordinated convertible debentures due 2007 or shares or options issued pursuant to employee benefit plans, stock options plans or other employee compensation plans existing at the time of our initial public offering or pursuant to then outstanding options, warrants or rights.

      We have also agreed not to offer, sell or grant any securities convertible or exchangeable for common stock to any of our directors, officers or employees at an exercise price less than $7.75 per share for a period of three years after February 3, 2004, without the prior written consent of the representatives.

      We also entered into a financial advisory agreement with Ryan Beck, under which we have agreed to retain Ryan Beck as our financial advisor in connection with any strategic or financial transactions or other identified activities that we may undertake during the two-year term of the agreement. In exchange for these services, we have agreed to pay Ryan Beck a percentage of the total consideration or transaction value calculated as set forth in the agreement, related to such possible future transactions (with some exceptions) and to reimburse Ryan Beck for its reasonable expenses. We are not obligated under the agreement to enter into any transaction, and we have no current plans to do so during the term of the agreement, which Ryan Beck may cancel at any time upon 10 days notice to us.

      Our ability to meet our current and anticipated operating requirements will depend on our future performance, which, in turn, will be subject to general economic conditions and financial, business and other factors, including factors beyond our control.

Off-Balance Sheet Arrangements

      At January 3, 2004 and January 4, 2003, and at July 3, 2004 and July 5, 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could otherwise have arisen if we had engaged in such relationships.

Contractual Obligations

      The following table summarizes our contractual obligations as of January 3, 2004:

	Payments Due in Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations(1)	$8,301,135	$1,961,000	$1,305,385	$5,034,750	$—
Capital lease obligations(2)	3,200,932	1,398,052	1,471,558	331,322	—
Operating lease obligations(3)	91,604,694	15,804,333	26,630,072	19,619,058	29,551,231
Purchase obligations(4)	24,382,978	24,108,330	197,584	67,548	9,516
Other long-term liabilities(5)	2,137,300	271,800	1,087,200	778,300	—
Total	$129,627,039	$43,543,515	$30,691,799	$25,830,978	$29,560,747

(1)	Includes payment obligations relating to our subordinated debt, our subordinated convertible debentures, and our stock purchase warrants. Subsequent to January 4, 2003, the subordinated convertible debentures converted into shares of our common stock upon our IPO and we repaid the subordinated debt and redeemed the stock purchase warrants with the proceeds from the IPO.

(2)	Includes payment obligations relating to our point of sale hardware and software leases.

(3)	Includes minimum payment obligations relating to our store leases.

(4)	Includes merchandise on order and payment obligations relating to miscellaneous service contracts.

(5)	Includes our obligation to redeem certain shares of stock. This obligation expired upon our IPO.

Recent Accounting Pronouncements

      In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items. The statement is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, we reclassified previously recognized extraordinary gains and losses from the early extinguishment of debt.

      In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, relating to consolidation of variable interest entities (VIEs). The provisions of FIN 46 became effective immediately for VIEs created after January 31, 2003. The provisions of FIN 46 for VIEs created on or before January 31, 2003 were delayed until December 31, 2003 by FASB Staff Position No. FIN 46-6, Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, issued in October 2003. We were not required to consolidate any VIEs.

Quantitative and Qualitative Disclosures About Market Risk

      Our earnings and cash flows may be subject to fluctuations due to changes in interest rates. Our financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate of fixed rate debt will impact the fair value of the debt, whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. Management does not believe that the risk associated with changing interest rates would have a material effect on our results of operations or financial condition.

Impact of Inflation

      Overall, we do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot give assurance, however, that our business will not be affected by inflation in the future.

BUSINESS

General

      We are a national, mall-based, specialty retailer of distinctive footwear and accessories targeting young women who demand quality fashion products. We sell both private label and national brand dress, casual and sport shoes, boots, sandals and accessories. We strive to create a fun, exciting and fashion oriented customer experience through an attractive store environment and an enthusiastic, well-trained sales force. Our Bakers stores’ buying teams constantly modify our product offering to reflect widely accepted fashion trends. As of January 3, 2004, we operated 185 of our 215 stores under the Bakers format, which targets young women between the ages of 12 and 29. This target customer is in a fast growing demographic segment, is extremely appearance conscious and spends a high percentage of disposable income on footwear, accessories and apparel. Based on our analysis of our competitors, we believe that our Bakers stores are the only national, full service retailer specializing in moderately priced footwear for this segment. We also operate the Wild Pair chain, which consisted of 30 stores as of January 3, 2004 and offers edgier, faster fashion-forward footwear that reflects the attitude and lifestyles of both women and men between the ages of 17 and 24. As a result of offering a greater proportion of national brands, Wild Pair has somewhat higher average prices than our Bakers stores. As of July 3, 2004, we operated 206 stores, 177 of which were Bakers stores and 29 of which were Wild Pair stores.

      On February 10, 2004, we sold 2,160,000 shares of our common stock in our initial public offering. We sold an additional 324,000 shares of our common stock on March 12, 2004 in connection with the exercise of the over-allotment option relating to our initial public offering. Upon consummation of our initial public offering, our subordinated convertible debentures and our previously outstanding shares of capital stock converted into shares of our one class of common stock and the repurchase obligations relating to our previously outstanding shares of capital stock were terminated. We also issued warrants to purchase 216,000 shares of our common stock in connection with the offering. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2 to the Unaudited Condensed Financial Statements.

Company History

      We were founded in 1926 as Weiss-Kraemer, Inc., which was later renamed Weiss and Neuman Shoe Co., a regional chain of footwear stores. In 1997, we were acquired principally by our current chief executive officer, Peter Edison, who had previously spent 12 years in various senior management positions at Edison Brothers Stores, Inc. In June 1999, we teamed with Bakers’ existing management to purchase selected assets of the Bakers and Wild Pair chains, including approximately 200 store locations and merchandise inventory from Edison Brothers, which had filed for bankruptcy protection in March 1999. We also retained the majority of Bakers’ employees, including key senior management, merchandise buyers, store operating personnel and administrative support personnel. At the time of the acquisition, we had approximately 60 Weiss and Neuman locations, which we have subsequently closed or re-merchandised into the Bakers or Wild Pair formats. In February 2001, we changed our name to Bakers Footwear Group, Inc.

      We operate as one business segment for accounting purposes. See our Financial Statements and the Notes thereto. We are incorporated under the laws of the State of Missouri. Our executive offices are located at 2815 Scott Avenue, St. Louis, Missouri 63103 and our telephone number is (314) 621-0699. Information on the retail website for our Bakers stores, www.bakersshoes.com, is not part of this prospectus.

Competitive Advantages

      We believe our long operating history and management expertise provide us several key competitive advantages that have historically allowed us to operate our stores to generate strong cash flow and operating margins.

Our Reputation as a Leading Fashion Footwear Retailer for Young Women.

•	We strive to be the store of choice for young women between the ages of 12 and 29 who seek quality, fashionable footwear at an affordable price. Based on our analysis of our competitors, we believe we are the only national, full service retailer specializing in serving this segment. We provide a high energy, fun shopping experience and attentive, personal service primarily in highly visible fashion mall locations.

•	The average retail prices of our private label footwear generally range from $39 to $65. We are able to offer these prices without sacrificing merchandise quality, creating a high perceived value, promoting multiple sale transactions, and allowing us to build a loyal customer base.

•	Our micro-merchandising strategy enables us to adapt our store inventories with the trends and demographics of individual locations. As a result, we are able to stock the styles our customers desire, increasing sales and customer loyalty.

•	Our marketing initiatives foster additional customer loyalty, while expanding our presence in serving our target market. This can be exemplified by our successful introduction of our Bakers Frequent Buyer Card, which our customers purchase to obtain a discount on all future purchases until the expiration of the card.

A Disciplined Management Approach.

•	We believe our senior management team combines a unique blend of experience with our company and other national specialty retailers. Our six-member senior management team averages approximately 24 years of individual experience in footwear and accessories retailing.

•	Our organizational structure is designed to respond to the changes that are inherent in our business. Our senior management, merchandisers and buyers work closely with our flexible network of manufacturing sources and efficient third-party distribution system to give our customers the styles they demand in a timely manner.

•	During the recent challenges in the retail environment, our senior management team utilized our management structure to effectively control overhead and our administrative operations. We also reacted quickly to changes in consumer demand and strategically reduced inventory purchases to reduce the need for markdowns and clearance merchandise.

•	We intend to continually focus on improving profitability by:

–	Leveraging our investment in corporate infrastructure. We have invested in technology, including integrated inventory management and logistics systems, point of sale systems and equipment, and planning and allocation systems. Because these information systems and personnel costs are primarily fixed, as net sales increase, our profitability should increase at a greater rate.

–	Improving our inventory turns through the use of our new planning, allocation and assortment planning systems, and through the increase in our mix of branded products, which should lead to fewer markdowns.

–	Constantly reviewing our store locations and proactively closing underperforming stores and remodeling older stores, while building new stores with attractive unit economics.

Sourcing Capabilities.

      A key factor in our ability to offer our merchandise at moderate prices and respond quickly to changes in consumer trends is our sourcing proficiency. We rely primarily on third party foreign manufacturers in China, Brazil, Italy, Spain and other countries for the production of our private label merchandise. Our buying agents have long-term relationships with these manufacturers and have been successful in minimizing the lead times for sourcing merchandise. These relationships have allowed us to work very close to our expected delivery dates and reduce our markdowns. In addition, our “test and react” strategy supported by these strong relationships with manufacturers allows our merchandising and buying teams to test new styles and react quickly to fashion trends, while keeping fast-moving inventory in stock.

Advanced Inventory Management Systems.

      In fiscal year 2003, we completed the final step in the implementation and integration of our planning, purchasing, allocation, assortment planning and point of sale systems. These systems allow us to better execute our micro-merchandising strategy through more efficient management and allocation of our store inventories to reduce further our response times in reaction to fashion trends. Our micro-merchandising strategy requires us to adapt the merchandise mix by location, with different assortments depending on store level customer demographics. We now have the capability to constantly monitor inventory levels and purchases by store, enabling us to manage our merchandise mix.

      We believe that effective use of our systems has allowed us to reduce markdowns, resulting in higher gross margins. During fiscal years 2002 and 2003, our systems facilitated the process of reducing inventory commitments in light of changes in consumer demand. Our buyers and inventory management team were able to efficiently adjust our store inventory levels to effectively control excess inventory and markdowns.

Flexible Store Location Strategy.

      Our multiple concepts and variety of formats within these concepts allow us to operate profitably in a wide range of shopping malls. New and remodeled Bakers stores located in A and B malls have been designed in a new format. As of January 3, 2004, 32 locations have been remodeled to feature this format and have shown stronger sales and profits than non-remodeled stores. We continue to operate lower cost formats in C malls which can generate the same return on investment as the new format store. Additionally, our Wild Pair concept, operating at a similar return on investment, can succeed in smaller spaces than those typically required by Bakers stores. Wild Pairs’ higher sales per square foot often allow it to operate in some higher-end malls as well. This flexibility to operate in a wide variety of malls enhances Bakers’ potential to grow and supports strong landlord relationships with the national real estate developers.

Strategy

      Our goal is to position Bakers as the fashion footwear merchandise authority for young women. We intend to effect this strategy through:

Opening New Stores in Key Locations.

•	We plan to open new stores in a controlled and disciplined manner. Our strong relationships with landlords allow us to secure desirable locations in fashion malls. In selecting a specific site, we look for high traffic locations primarily in regional shopping malls. We evaluate proposed sites based on the traffic patterns, type and quality of other tenants, average sales per square foot achieved by neighboring stores, lease terms and other factors considered important with respect to the specific location.

•	Once we have identified a key location and secured a lease, we build our store in our distinctive new upscale contemporary format. We expect these new stores to average approximately $790,000 a year in store volume and to contribute approximately $110,000 of cash flow per year. We have identified 200 additional locations for new format stores and plan to open approximately 15 to 17 new stores by the end of fiscal year 2004 and an additional 30 to 35 new stores in fiscal year 2005. We also have identified 100 of our current stores for remodeling into new format stores.

•	While we are not currently in negotiations, from time to time, we will explore acquisitions of regional chains or groups of stores. Historically, we have been able to acquire stores at prices below our cost to open new stores. For example, in fiscal year 2002, we spent $1.8 million to acquire 33 former Sam & Libby locations. We spent approximately $360,000 to convert those 33 locations into our formats. The expenditures consisted mainly of minor remodeling, signage, and point of sale equipment and software, and averaged approximately $11,000, excluding inventory, for each location. These costs are considerably below our typical cost to open a new store of $230,000, and accordingly, these stores have had a substantially higher return on invested capital.

•	Management believes that the operating infrastructure we have in place is capable of integrating a significant number of new stores with little additional increase in general and administrative expenses. Virtually all of our senior management executives have held similar positions at specialty retail chains of substantially greater size. We believe that our buying teams have sufficient levels of experience to support our expected new store growth. Finally, we believe that our information and logistics systems are scalable to support significant growth.

•	We opened a total of 41 stores in key locations in fiscal year 2002, including the 33 former Sam & Libby stores we acquired. In fiscal year 2003, we opened three new stores.

Expanding Presence of New Format Stores.

•	We are in the process of remodeling existing Bakers stores into our new format design which will provide a consistent look with our newly opened stores. Through January 3, 2004, 32 existing Bakers stores have been remodeled into the new store format. Sales of the remodeled stores showed significant increases in volume after they are opened in the new format. We believe the new format stores average higher annual sales because they feature a distinctive upscale contemporary format that is attractive to our customers.

•	Construction costs to remodel stores into the new format average approximately $200,000 to $250,000 and the remodeling requires the store to be closed for six to seven weeks. We plan to remodel existing stores into the new format in locations where we believe the additional investment will produce a higher return on investment than maintaining the current format. We plan to remodel approximately 17 existing stores into the new format during fiscal year 2004, primarily during the third quarter, and have identified an additional 80 stores to be upgraded. Typically, our stores are remodeled in connection with lease renewals. Construction management for the remodeling is provided by third party contractors for fixed fees.

•	In addition to transforming stores into the new concept, we are performing minor remodeling at selected stores. Typically, the minor remodeling is undertaken in conjunction with the signing of a new lease. Construction costs for the minor remodels average $40,000. These stores often generate lower sales volume but a similar return on investment. During fiscal year 2004, we plan to undertake minor remodeling projects at ten of our stores.

Continuously Introducing New Merchandise to Maintain Inventory Freshness.

•	We keep our product mix fresh and on target by constantly testing new fashions and actively monitoring sell-through rates in our stores. Our team of footwear retailers, in-house designers and merchants use their industry experience, relationships with agents and branded footwear producers, and their participation in industry trade shows to analyze, interpret and translate fashion trends affecting today’s young women into the footwear and accessory styles they desire.

•	We employ a test and react strategy that constantly updates our product mix while minimizing inventory risk. This strategy is supported by our strong relationships with manufacturers which allow our merchandising and buying teams to negotiate short lead-times, enabling us to test new styles and react quickly to fashion trends and keep fast-moving inventory in stock.

•	To complement the introduction of new merchandise, we view the majority of our styles as “core” fashion styles that carry over for multiple seasons. Our merchants make subtle changes to these styles each season to keep them fresh, while reducing our fashion risk exposure.

Increasing the Sale of Branded Merchandise.

•	Approximately 17.1% of our net shoe sales for fiscal year 2003 consisted of branded footwear, up from 9.3% in fiscal year 2000. Bakers stores began to sell national branded footwear in fiscal year 2000 because we believe that branded merchandise is important to our customers, adds credibility to our stores and drives customer traffic, increasing our overall sales volume and profitability, while reducing our overall exposure to fashion risk.

•	We believe the further penetration of national branded merchandise as a percentage of our product mix will be a key driver of same store sales growth, as it serves to increase customer traffic and customer loyalty in our stores, which we believe will also increase the sales of our private label merchandise.

Product Development and Merchandising

      Our merchants analyze, interpret and translate current and emerging lifestyle trends into footwear and accessories for our target customers. Our merchants and senior management use various methods to monitor changes in culture and fashion.

      For example, we monitor current music, television, movie and magazine themes as they relate to clothing and footwear styles. Our buyers travel to major domestic and international markets, such as New York, London and Milan, to gain an understanding of fashion trends. We attend major footwear trade shows and analyze various information services which provide broad themes on the direction of fashion and color for upcoming seasons.

      A crucial element of our product development is our test and react strategy, which lowers our inventory risk. We typically buy small quantities of new footwear and deliver merchandise to a cross-section of stores. We closely monitor sell-through rates on test merchandise and, if the tests are successful, quickly re-order product to be distributed to a larger base of stores. Frequently, in as little as a week, we can make initial determinations as to the results of a product test.

      In addition to our test and react strategy, we can also reduce our fashion risk exposure by increasing the national branded component of our merchandise mix. The national brands carried by our stores tend to focus on fashion basic merchandise supported by national advertising by the producer of the brand, which helps generate demand from our target customer. We believe we gain substantial brand affinity by carrying these lines. We believe that a customer who enters our store with the intent of shopping for national branded footwear will consider the purchase of our lower price, higher gross margin private label merchandise.

Product Mix

      We sell both casual and dress footwear. Casual footwear include sport shoes, sandals, athletic shoes, outdoor footwear, casual daywear, weekend casual, casual booties and tall-shafted boots. Dress footwear includes career footwear, tailored shoes, dress shoes, special occasion shoes and dress booties.

Private Label.

      Our private label merchandise, which comprised over 82.9% of our net shoe sales in our stores for fiscal year 2003, is generally sold under the Bakers label and, in some instances, is supplied to us on an exclusive basis. Once our management team has arrived at a consensus on fashion themes for the upcoming season, our buyers translate these themes into our merchandise. We currently have two dress footwear buyers, three casual footwear buyers and two accessory buyers.

      To produce our private label footwear, we generally begin with a shoe that our buying teams have discovered during their travels or that is brought to us by one of our commissioned buying agents. Working with our agents, we develop a prototype shoe, which we refer to as a sample. We control the process by focusing on key color, fabric and pattern selections, and collaborate with our buying agents to establish production deadlines. Once our buyers have approved the sample, our buying agents arrange for the purchase of necessary materials and contract with factories to manufacture the footwear to our specifications.

      We establish manufacturing deadlines in order to ensure a consistent flow of inventory into the stores. Our disciplined product development process has led to a reduction in lead times. Depending upon where the shoes are produced and where the materials are sourced, we can have shoes delivered to our stores in four to eight weeks. For more information, please see “— Sourcing and Distribution.”

      Our success depends upon our customers’ perception of new and fresh merchandise. Our test and react strategy reduces our risk on new styles of footwear. We also reduce our markdown risk by re-interpreting our core product. Approximately one-half of our private label mix is core product, which we define as styles that carry over for multiple seasons. Our buyers make changes to core product which include colors, fabrications and modified styling to create renewed interest among our customers. We also have relationships with some producers of national brands that, from time to time, produce comparable versions of their branded footwear under our private label brands.

      Our information systems are designed to identify trends by item, style, color and/or size. In response, our merchandise team generates a key-item report to more carefully monitor and support sales, including reordering additional units of certain items, if available. Merchandising teams and buyers work together to develop new styles to be presented at monthly product review and selection meetings. These new styles incorporate variations on existing styles in an effort to capitalize further on the more popular silhouettes and heel heights or entirely new styles and fabrications that respond to emerging trends or customer preferences.

National Brands.

      In 2000, our Bakers stores began to carry nationally recognized branded merchandise which we believe increases the attractiveness of our product offering to our target customers. Our branded shoe sales comprised approximately 9.3% of net shoe sales in fiscal year 2000, 13.6% in fiscal year 2001, 19.0% in fiscal year 2002, and 17.1% for fiscal year 2003. We believe that branded merchandise is important to our customers, adds credibility to our stores and drives customer traffic resulting in increased customer loyalty and sales. Important national brands in our stores include Skechers®, Guess Sport®, Steve Madden®, Diesel®, bebe® and Chinese Laundry®. We believe offering nationally recognized brands is a key element to attracting appearance conscious young women. We believe it is strategically important to increase the branded component of our merchandise mix, which should drive comparable store sales. Branded merchandise sells at a higher price point than our private label merchandise. As a result, despite a lower gross margin percentage, branded merchandise generates greater gross profits per pair and leverages our operating costs.

Accessories.

      Our accessories include handbags, jewelry, sunglasses, ear clips and earrings, hosiery, scarves and other items. Our accessory products allow us to offer the convenience of one-stop shopping to our customers, enabling them to complement their seasonal ready-to-wear clothing with color coordinated footwear and accessories. Accessories add to our overall sales and typically generate higher gross margins than our footwear. Our average selling price for handbags is $15, and for all accessories, excluding handbags, the average selling price is $5.

Merchandise Mix.

      The following table illustrates net sales by merchandise category as a percentage of our total net sales for fiscal years 2000, 2001, 2002 and 2003:

	Fiscal Year

Category	2000	2001	2002	2003

Private Label Footwear	84.5%	79.6%	73.0%	75.0%
Branded Footwear	8.7%	12.5%	17.2%	15.5%
Accessories	6.8%	7.9%	9.8%	9.5%

Total	100.0%	100.0%	100.0%	100.0%

Planning and Allocation.

      We have developed a micro-merchandising strategy for each of our Bakers stores through market research and sales experience. We maintain the level and type of styles demanded by subsets of our target customers. We have categorized each of our Bakers stores as being predominantly a mainstream, fashion or urban location, and if appropriate we identify subcategories for certain stores. We have implemented a similar micro-merchandising strategy for our Wild Pair stores.

      Our micro-merchandising strategy of classifying multiple stores and merchandising them similarly based upon customer demographics enables our merchants to provide an appropriate merchandise mix in order to meet that particular store’s customers’ casual, weekend/club, career and special occasion needs. In determining the appropriate merchandise mix and inventory levels for a particular store, among other factors, for a particular store’s profile, we consider:

•	selling history;

•	importance of branded footwear;

•	importance of accessories;

•	importance of aggressive fashion;

•	the stock capacity of the store; and

•	sizing trends and color preferences.

      Our merchandising plan includes sales, inventory and profitability targets for each product classification. This plan is reconciled with our store sales plan, a compilation of individual store sales projections that is developed biannually, but reforecasted monthly. We also update the merchandising plan on a monthly basis to reflect current sales and inventory trends. The plan is then distributed throughout the merchandising department, which analyzes trends on a weekly, and sometimes daily, basis. We use the reforecasted merchandising plan to adjust production orders as needed to meet inventory and sales targets. This process keeps tight control over our inventory levels and reduces markdowns.

      Our buyers typically order merchandise 60 to 90 days in advance of anticipated delivery. Frequently, we order merchandise 30 to 60 days in advance of delivery. This strategy allows us to react to both the positive and negative trends and customer preferences identified through our information systems and other tracking procedures. Through this purchasing strategy, we can take advantage of positive trends by quickly replenishing our inventory of popular products. This strategy also reduces our exposure to risk because we are less likely to be overstocked with less desirable items. During the recent challenging retail environment, we reacted quickly to declining sales trends by reducing purchases and keeping inventories in line to avoid excessive markdowns.

Clearance.

      We utilize rigorous clearance and markdown procedures to reduce our inventory of slower moving styles. Our management carefully monitors pricing and markdowns to facilitate the introduction of new merchandise and to maintain the freshness of our fashion image.

      We have five clearance sales each year, which coincide with the end of a particular selling season. For more information regarding our selling seasons, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality and Quarterly Fluctuations.” During a clearance sale, we instruct our stores systematically to lower the price of the items, and if not sold, to ship them to 10 to 12 of our stores which have special clearance sections. We believe that our test and react strategy and our careful monitoring of inventories and consumer buying trends help us to reduce sales at clearance prices.

Stores

     Store Locations and Environment.

      Our stores are designed to attract customers who are intrigued by a young and contemporary lifestyle and to create an inviting, exciting atmosphere in which it is fun for them to shop in locations where they want to shop. Our stores average approximately 2,400 square feet and are primarily located in regional shopping malls. Some of our stores, which are located in dense urban markets such as New York City and Chicago, have freestanding street locations.

      Our stores are designed to create a clean, upscale boutique environment, featuring contemporary finishings and sophisticated details. Glass exteriors allow passersby to see easily into the store from the high visibility, high traffic locations in the malls where we have located most of our stores. The open floor design allows customers to readily view the majority of the merchandise on display while store fixtures allow for the efficient display of accessories.

      Following is a list of our stores by state as of January 3, 2004:

No. Stores

Alabama	1
Arizona	2
Arkansas	1
California	31
Colorado	4
Connecticut	2
Delaware	1
Florida	18
Georgia	15
Idaho	1
Illinois	17
Indiana	5
Kansas	2
Louisiana	5
Maryland	5
Massachusetts	4

	No. Stores

Michigan	8
Minnesota	2
Mississippi	1
Missouri	7
Nebraska	2
Nevada	4
New Jersey	9
New Mexico	1
New York	17
North Carolina	2
Ohio	5
Oklahoma	2
Pennsylvania	8
Rhode Island	1
South Carolina	1
Texas	17
Utah	4
Virginia	4
Washington	3
Wisconsin	3

Total Stores	215	*
Total States	36

*	Excludes our Internet site, which is merchandised as a Bakers store.

      Every three weeks, we provide the stores with specific merchandise display directions from the corporate office. Our in-store product presentation utilizes a variety of different fixtures to highlight the breadth of our product line. Various fashion themes are displayed throughout the store utilizing combinations of styles and colors.

     Store Concepts.

      We operate our stores under two different concepts, Bakers and Wild Pair. As of January 3, 2004, 185 of our stores were Bakers stores and 30 of our stores were Wild Pair stores. As of July 3, 2004, we operated 206 stores, 177 of which were Bakers stores and 29 of which were Wild Pair stores.

Bakers

      Our Bakers stores focus on widely-accepted, mainstream fashion and provide a fun, high-energy shopping environment geared toward young women between the ages of 12 and 29.

Wild Pair

      Our Wild Pair stores feature fashion-forward merchandise for hip young women and men between the ages of 17 and 24 and are becoming recognized for reflecting the attitude and lifestyle of this demographic niche. The Wild Pair customer demands edgier, faster fashion that exists further towards the “leading edge” than does the typical Bakers customer, which allows us to better monitor the direction of the fashion-forward look that our Bakers customer will be seeking. To match the attitude of our Wild Pair merchandise, we have created a “club” atmosphere and a fast, fun environment within our Wild Pair stores.

      Wild Pair stores carry a higher proportion of branded merchandise, which generally sells at higher price points than our Bakers footwear.

      The following table compares our Bakers and Wild Pair formats:

	Bakers	Wild Pair

Target customer:	Women — ages 12-29	Men & women — ages 17-24
Key brands:	Skechers®, Guess Sport®, Steve Madden®, bebe®, Diesel® and Chinese Laundry®	Steve Madden®, Steve Madden Men’s®, Guess Sport®, Skechers®, Candies®, Chinese Laundry®, Diesel Women’s®, Diesel Men’s®, Luichiny®, Rocket Dog®, Volatile®, Perry Ellis Men’s® and Puma®
Fashion content:	Widely-accepted	Edgy, lifestyle-based
Number of stores (as of January 3, 2004):	185	30
Approximate average size:	2,450 square feet	1,800 square feet

Store Economics.

      Our stores can operate profitably in a wide range of mall classifications. We principally open our new stores in malls that are considered “A” and “B” locations. However, some of our stores are located in malls that are less attractive and do not warrant the investment required to fully remodel a store at its lease renewal. However, we will continue to operate these stores as long as they meet profitability requirements. In addition, these stores are valuable in maintaining strong relationships with our national landlords. Many of these stores are larger in size than our newly designed stores, but have significantly lower per square foot occupancy costs.

      We expect new stores to average approximately $790,000 per year in store volume and contribute approximately $110,000 of cash flow from operating activities per year. We typically invest approximately $200,000 in net new store construction costs.

      During our transition from Weiss and Neuman to Bakers, we closed a significant number of stores that were either underperforming or did not meet our strategy. We closed 40 stores in fiscal year 2000, 21 in fiscal year 2001, and 10 in fiscal year 2002. We closed 21 stores in fiscal year 2003, primarily due to a lack of profitability. We have completed the planned closing of an additional nine stores in fiscal year 2004 as of July 3, 2004.

Store Operations.

      Our store operations are organized into three divisions, east, central and west, which are subdivided into 15 regions. Each region is managed by a regional manager, who is typically responsible for 12 to 16 stores. Each store is typically staffed with a manager and an assistant manager, in addition to approximately five sales associates. In some markets where stores are more closely located, one of the store managers may also act as an area manager for the stores in that area, assisting the regional manager for those stores.

      Our regional managers are primarily responsible for the operation and results of the stores in their region, including the hiring or promotion of store managers. We develop new store managers by promoting from within and selectively hiring from other retail organizations. Our store managers are primarily responsible for sales results, customer service training, hiring of store level staff, payroll control and shortage control. Merchandise selections, inventory management and visual merchandising strategies for each store are largely determined at the corporate level and are communicated by email to the stores generally on a weekly basis.

      Our commitment to customer satisfaction and service is an integral part of building customer loyalty. We seek to instill enthusiasm and dedication in our store management personnel and sales associates through incentive programs and regular communication with the stores. Sales associates receive commissions on sales with a guaranteed minimum hourly compensation. From time to time, we run sales contests to encourage our sales associates to maximize sales volume. Store managers receive base compensation plus incentive compensation based on sales and inventory control. Regional and area managers receive base compensation plus incentive compensation based on meeting profitability benchmarks. Each of our managers carefully controls the payroll hours used each week in conjunction with a budget provided by the regional manager.

      We have well-established store operating policies and procedures and use an in-store training regimen for all new store employees. On a regular basis, our merchandising staff provides the stores with merchandise presentation instructions, which include diagrams and photographs of fixture presentations. In addition, our internal newsletter provides product descriptions, sales histories and other milestone information to sales associates to enable them to gain familiarity with our product offerings and our business. We offer our sales associates a discount on our merchandise to encourage them to wear our merchandise and to reflect our lifestyle image both on and off the selling floor.

      Our regional managers are responsible for completing a loss prevention program in each of our stores. Our loss prevention efforts include monitoring returns, voided transactions, employee sales and deposits, as well as educating our store personnel on loss prevention. We monitor inventory through electronic receipt acknowledgment to better monitor loss prevention factors, which allows us to identify variances and further to reduce our losses due to damage, theft or other reasons. Since these systems were implemented, our shrinkage has dropped significantly. In addition to these internal control measures, we commission an independent loss prevention audit twice per year.

Sourcing and Distribution

      We source each of our private label product lines separately based on the individual design, styling and quality specifications of those products. We do not own or operate any manufacturing facilities and rely primarily on third party foreign manufacturers in China, Brazil, Italy, Spain, and other countries for the production of our private label merchandise.

      We believe that this sourcing of footwear products and our short lead times minimize our working capital investment and inventory risk, and enable efficient and timely introduction of new product designs. Although we have not entered into any long-term manufacturing or supply contracts, we believe that a sufficient number of alternative sources exist for the manufacture of our products. The principal materials used in the manufacture of our footwear and accessory merchandise are available from any number of domestic or international sources.

      Management, or its agents, performs an array of quality control inspection procedures at stages in the production process, including examination and testing of:

•	prototypes of key products prior to manufacture;

•	samples and materials prior to production; and

•	final products prior to shipment.

      Through 2003 substantially all of the merchandise for our stores was initially received, inspected, processed and distributed through one of our two distribution centers, each of which is part of a third-party warehousing system. In 2004, we have implemented new procedures in which we are shipping a substantial amount of products sourced from China directly to our stores rather than shipping them first to our west coast distribution center in Los Angeles, California. The remaining merchandise that is manufactured in Asia is delivered to our west coast distribution center, and merchandise that is manufactured elsewhere in the world is delivered to our east coast distribution center located near Philadelphia, Pennsylvania. In accordance with our micro-merchandising strategy, our allocation teams determine how the product should be distributed among the stores based on current inventory levels, sales trends, specific product characteristics and the buyers’ input. Merchandise typically is shipped to the stores as soon as possible after receipt in our distribution center using third party carriers, and any goods not shipped to stores are stored in warehouse space in Sikeston, Missouri, for replenishment purposes.

Information Systems and Technology

      Our information systems integrate our individual stores, merchandising, distribution and financial systems. Daily sales and cash deposit information is electronically collected from the stores’ point of sale terminals nightly. This allows management to make timely decisions in response to market conditions. These include decisions about pricing, markdowns, reorders and inventory management. Our customers use cash, checks and third-party credit cards to purchase our products. We do not issue private credit cards or make use of complicated financing arrangements.

      Currently, our focus is the further integration of our planning, purchasing and point of sale systems. We have recently completed the transition to a new point of sale system and implemented Arthur Allocation and MarketMax assortment planning. These new systems allow us to better execute our micro-merchandising strategy through more efficient management and allocation of our store inventories to reduce further our response times in reaction to fashion trends. In addition, these systems also allow us to identify and reduce our losses due to damage, theft or other reasons, and to improve monitoring of employee productivity.

Marketing Through In-Store Advertising

      Our marketing consists primarily of an in-store, high-impact, visual advertising campaign. Marketing materials are particularly positioned to exploit our high visibility, high traffic mall locations. Banners in our windows and signage on our walls and tables may highlight a particular fashion story, a seasonal theme or a featured piece of merchandise. We utilize promotional giveaways or promotional event marketing.

      To cultivate brand loyalty, we successfully introduced our Bakers Frequent Buying Card program nationwide in late 2001. This program allows our customers to purchase a plastic, bar-coded card bearing our logo in order to obtain a discount on all future purchases in our stores until the expiration of the card. We believe that this program has improved customer loyalty.

Competition

      We believe that our Bakers stores have no direct national competitors who specialize in full-service, moderate-priced fashion footwear for young women. Yet, the footwear and accessories retail industry is highly competitive and characterized by low barriers to entry.

      Competitive factors in our industry include:

•	brand name recognition;

•	product styling;

•	product quality;

•	product presentation;

•	product pricing;

•	store ambiance;

•	customer service; and

•	convenience.

      We believe that we match or surpass our competitors on the competitive factors that matter most to our target customer. We offer the convenience of being located in high-traffic, high-visibility locations within the shopping malls in which our customer prefers to shop. We have a focused strategy on our target customer that offers her the fun store atmosphere, full service and style that she desires.

      Several types of competitors vie for our target customer:

•	department stores (such as Bloomingdale’s, Dillard’s, Macy’s and May Department Stores);

•	national branded wholesalers (such as Candie’s, Nine West, Steve Madden and Vans);

•	national branded off-price retailers (such as DSW, Rack Room and Shoe Carnival);

•	national specialty retailers (such as Finish Line, Journey’s, Naturalizer, Aldo’s and Parade of Shoes);

•	regional chains (such as Cathy Jean and Sheik);

•	discount stores (such as Wal-Mart, Target and K-Mart); and, to a lesser extent,

•	apparel retailers (such as bebe, Charlotte Russe, Express, Rampage and Wet Seal).

      Department stores generally are not located within the interior of the mall where our target customer prefers to shop with her friends. National branded wholesalers generally have a narrower line of footwear with higher average price points and target a more narrowly focused customer. Specialty retailers also cater to a different demographic than our target customer. Regional chains generally do not offer the depth of private label merchandise that we offer. National branded off-price retailers and discount stores do not provide the same level of fashion or customer service. Apparel retailers, if they sell shoes or accessories, generally offer a narrow line of styles, which can encourage a customer to come to our store to purchase shoes or accessories to complement her new outfit. Our competitors sell a broad assortment of footwear and accessories that are similar and sometimes identical to those we sell, and at times may be able to provide comparable merchandise at lower prices. While each of these different distribution channels may be able to compete with us on fashion, value or service, we believe that none of them can successfully match or surpass us on all three of these elements.

      Our Wild Pair stores compete on most of the same factors as Bakers. However, due to Wild Pair’s market position, it is subject to more intense competition from national specialty retailers and national branded wholesalers.

History of Bakers Shoe Stores

      Under Edison Brothers, the first Bakers shoe store opened in Atlanta, Georgia, in 1924. Bakers grew to be one of the nation’s largest women’s moderately priced specialty fashion footwear retailer. At its peak in 1988, Bakers had grown to approximately 600 stores. At that time, it was one of several footwear, apparel and entertainment retail specialty chains that were owned and operated by Edison Brothers, which in 1995 had over 2,500 stores in the United States, Puerto Rico, the Virgin Islands, Mexico and Canada. Edison Brothers filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on November 3, 1995. After an unsuccessful reorganization, Edison Brothers refiled for bankruptcy on March 9, 1999, and immediately commenced a liquidation of all its assets. In June 1999, we purchased selected assets of the Bakers and Wild Pair chains, approximately 200 store locations, from Edison Brothers Stores, Inc., the debtor-in-possession.

Employees

      As of January 3, 2004, we employed approximately 597 full-time and 1,635 part-time employees. As of January 3, 2004, we employed approximately 108 of our employees in general administrative functions at our corporate offices and warehouse, and 2,124 at our store locations. The number of part-time employees fluctuates depending on our seasonal needs. None of our employees are represented by a labor union, and we believe our relationship with our employees is good.

Properties

      All of our stores are located in the United States. We lease all of our store locations. Most of our leases have an initial term of at least ten years. A number of our leases provide a lease termination option in specified years of the lease if we do not meet certain sales levels. In addition, leases for locations typically require us to pay property taxes, utilities, repairs, maintenance, common area maintenance and, in some instances, merchant association fees. Some of our leases also require contingent rent based on sales.

      We lease approximately 38,000 square feet for our headquarters, located at 2815 Scott Avenue, St. Louis, Missouri 63103. The lease has approximately three years remaining, which we can extend for an additional five years. We also lease an accessory and supply warehouse in St. Louis that occupies approximately 107,000 square feet with a lease term of approximately five years.

Intellectual Property and Proprietary Rights

      We acquired the right and title to several trademarks in connection with the Bakers acquisition, including our trademarks BakersTM and Wild Pair®. In addition, we currently have several applications pending with the United States Patent and Trademark Office for additional registrations. For more information on our trademarks, please see “Risk Factors — Our ability to expand into some territorial and foreign jurisdictions under the trademarks ‘Bakers’ and ‘Wild Pair’ is restricted” and “Risk Factors — Our potential inability or failure to register, renew or otherwise protect our trademarks could have a negative impact on the value of our brand names.”

Legal Proceedings

      From time to time, we are involved in ordinary routine litigation common to companies engaged in our line of business. Currently, we are not involved in any material pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

      Certain information concerning the executive officers and directors of Bakers is set forth below:

Name	Age	Positions Held

Peter A. Edison	48	Chairman of the Board and Chief Executive Officer
Michele A. Bergerac	48	President and Director
Mark D. Ianni	43	Executive Vice President — General Merchandise Manager
Lawrence L. Spanley, Jr	57	Vice President, Chief Financial Officer, Treasurer and Secretary
Stanley K. Tusman	57	Executive Vice President — Inventory and Information Management
Joseph R. Vander Pluym	52	Executive Vice President — Stores
Andrew N. Baur	60	Director
Timothy F. Finley	61	Director
Harry E. Rich	64	Director
Scott C. Schnuck	54	Director

      Peter A. Edison has over 26 years of experience in the fashion and apparel industry. Between 1986 and 1997, Mr. Edison served as director and as an officer in various divisions of Edison Brothers Stores, Inc., including serving as the Director of Corporate Development for Edison Brothers, President of Edison Big & Tall, and as President of Chandlers/ Sacha of London. He also served as Director of Marketing and Merchandise Controller, and in other capacities, for Edison Shoe Division. Mr. Edison received his M.B.A. in 1981 from Harvard Business School, and currently serves as chairman of the board of directors of Dave & Busters, Inc. He has served as our Chairman of the Board and Chief Executive Officer since October 1997.

      Michele A. Bergerac has over 26 years of experience in the junior and contemporary women’s shoe business including a 17-year career in various divisions of the May Company and five years with Bakers. Ms. Bergerac started at Abraham & Straus as an Assistant Buyer. Her buying and merchandising career with the May Company included positions at G. Fox, May Corporate, May Company California and Foley’s, where she was the Vice President of Footwear, prior to being hired by Edison Brothers as President of Edison Footwear Group in 1998. Ms. Bergerac has served as our President since June 1999.

      Mark D. Ianni has over 23 combined years with Edison Brothers and Bakers as an experienced first-cost buyer, having held various positions, including Merchandiser, Associate Buyer, Senior Dress Shoe Buyer, Tailored Shoe Buyer and Divisional Merchandise Manager of Dress Shoes prior to his current position of General Merchandise Manager. Mr. Ianni has served as our Executive Vice President — General Merchandise Manager since June 1999.

      Lawrence L. Spanley, Jr. has over 30 years of retail accounting and finance experience. Mr. Spanley spent much of his career at Senack Shoes, a division of Interco. Since 1994, Mr. Spanley has served as either our Chief Financial Officer or our Vice President — Finance, and at various times as our Treasurer and Secretary.

      Stanley K. Tusman has over 30 years of financial analysis and business experience. Mr. Tusman served as the Vice President — Director of Planning & Allocation for the 500-store Edison Footwear Group, the Vice President of Retail Systems Integration for the 500-store Genesco Retail, Director of Merchandising, Planning and Logistics for the 180-store Journey’s and the Executive Director of Financial Planning for the 400-store Claire’s Boutiques chains. Mr. Tusman has served as our Executive Vice President — Inventory and Information Management since June 1999.

      Joseph R. Vander Pluym is a 29-year veteran of store operations with a track record of building and motivating high energy, high service field organizations. Mr. Vander Pluym spent 20 years at the 700-store Merry Go Round chain, where he served as Executive Vice President of Stores for Merry Go Round and Boogie’s Diner Stores. He served as Vice President of Stores for Edison Footwear Group for two years and as Vice President of Stores for Lucky Brand Apparel Stores for approximately six months prior to joining Bakers. Mr. Vander Pluym has served as either our Vice President — Stores or our Executive Vice President — Stores since June 1999.

      Edison Brothers Stores, Inc. filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on November 3, 1995. After an unsuccessful reorganization, Edison Brothers refiled for bankruptcy on March 9, 1999 and immediately commenced a liquidation of all its assets.

      Andrew N. Baur has served as a member of the board of directors of Marshall & Ilsley Corporation since October 2002 and as Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of Marshall & Ilsley Corporation, and formerly of Mississippi Valley Bancshares, Inc. since 1984. Mr. Baur previously served as Chairman of the Board and Chief Executive Officer of Mississippi Valley Bancshares, Inc., a bank holding company, which Marshall & Ilsley acquired in 2002.

      Timothy F. Finley was Chairman of the Board and Chief Executive Officer of Jos. A. Bank Clothiers, Inc., a clothing retailer, from 1990 until his retirement in 1999. Mr. Finley is also a director of Cole National Corporation. Cole National Corporation is a provider of vision care products, services and programs and personalized gifts through over 2,900 retail locations which include Pearle Vision, Sears Optical and Things Remembered.

      Harry E. Rich has been Chief Financial Officer of the St. Louis Public School Board since November 2003. Mr. Rich served as Executive Vice President and Managing Director of Crown Capital Corporation, a boutique financial advisory firm, from 2001 until October 2003. Mr. Rich was Executive Vice President, Chief Financial Officer and a director of Brown Shoe Co., a $1.6 billion global footwear company, from 1983 until January 2000. He currently serves on the Board of Directors of Midwest Bank Centre, Inc.

      Scott C. Schnuck is one of eight owners of Schnuck Markets, Inc., his family’s business. Mr. Schnuck joined his family’s business in September 1975 and became President and Chief Operating Officer in June 1991. Prior to his current positions, Mr. Schnuck served as Senior Vice President of Supermarkets and as Vice President of Marketing. In addition to his positions with Schnuck Markets, Inc., Mr. Schnuck has served as Vice President of various real estate partnerships, First Vice President of the Missouri Botanical Garden, and past Chairman of Junior Achievement of Mississippi Valley. Mr. Schnuck has also served as Treasurer of St. Louis Children’s Hospital.

Corporate Governance and Committees

      Our board of directors consists of six members. Under our restated bylaws, all directors are elected at each annual meeting of shareholders, to hold office until the expiration of their term or until their respective successors are elected and shall qualify. Messrs. Baur, Finley, Rich and Schnuck and Ms. Bergerac became directors on February 10, 2004. Prior to that time, Mr. Edison was our sole director. All of our directors were re-elected at our annual meeting shareholders on May 14, 2004 and each will serve until the next annual meeting, or until a successor is elected and has qualified, or until his or her earlier death, resignation or removal. Subsequent to the consummation of our initial public offering, our board of directors determined that each of Messrs. Baur, Finley, Rich and Schnuck were independent under the rules of the Nasdaq National Market. Mr. Edison and Ms. Bergerac are both officers of the Company and thus are not independent under those rules. As a result, our board currently has a majority of independent directors under the rules of the Nasdaq National Market. In addition, our board of directors has determined that our independent directors will have regularly scheduled meetings at which only the independent directors are present. Our board of directors has also adopted a code of ethics and established an audit committee, compensation committee and a nominating and corporate governance committee and has adopted charters for each of these committees. We believe that the composition of these committees meets the criteria for independence under, and the functioning of these committees complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements for these committees as they become applicable to us.

      Audit Committee. Our audit committee consists of Andrew N. Baur, Harry E. Rich and Timothy F. Finley, all of whom qualify as “independent directors” and as audit committee members under the Nasdaq National Market rules. Mr. Rich serves as chairman of the audit committee and has been determined to be an audit committee financial expert as defined in Item 401 of Regulation S-K. Our board of directors has also determined that each of our audit committee members is financially sophisticated as set forth in Rule 4350(d)(2)(A) of the Nasdaq National Market. Our audit committee is directly responsible for appointing and reviewing fee arrangements with our independent auditors, and approving any non-audit services by our independent auditors. Our audit committee reviews and monitors our internal accounting procedures and reviews the scope and results of the annual audit and other services provided by our independent auditors. Our audit committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties. The audit committee is also responsible for overseeing our compliance with certain legal and regulatory requirements and for reviewing potential conflict of interest situations, including transactions with related parties. In addition, our audit committee is responsible for establishing procedures for handling any complaints we receive regarding accounting, internal accounting controls, or auditing matters, as well as any confidential, anonymous submissions by any of our employees regarding concerns about questionable accounting or auditing matters.

      Compensation Committee. Our compensation committee consists of Andrew N. Baur, Timothy F. Finley and Scott C. Schnuck each of whom qualify as “independent directors” under the Nasdaq National Market rules and as “outside directors” under the Internal Revenue Code of 1986. Mr. Baur is chairman of the compensation committee. The compensation committee is responsible for making decisions, or making recommendations to the entire board of directors, regarding compensation arrangements for our executive officers, including annual bonus compensation, and evaluating the performance and compensation of our executive officers in light of our corporate goals and objectives. Our compensation committee consults with our management regarding compensation policies and practices and is responsible for administering any employee benefit plans and/or equity compensation plans that we may adopt. The compensation committee also makes recommendations to our board of directors concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans.

      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Scott C. Schnuck, Andrew N. Baur and Harry E. Rich each of whom qualify as “independent directors” under the Nasdaq National Market rules. Mr. Schnuck serves as chairman of the nominating and corporate governance committee. Our board of directors has adopted a nominating and corporate governance committee charter and a director nomination policy which addresses the nominations process and other related matters as may be required by Federal law. In accordance with the committee’s charter, the committee is responsible for making recommendations to our board of directors concerning nominations to the board, including nominations to fill a vacancy (including a vacancy created by an increase in the board of directors). This committee is also charged with shaping corporate governance policies and codes of ethical and legal conduct, and monitoring compliance with such policies.

      We have granted to Ryan Beck & Co., Inc., one of the representatives of the underwriters of our initial public offering, for a period of five years after February 5, 2004, the right to designate for election to our board of directors, and to solicit proxies in support of, one person. If Ryan Beck were to elect not to exercise this right or if its designee were not elected or was unable to serve, it would have the option to designate an observer to attend meetings of our board. We have agreed to reimburse Ryan Beck for its designee’s associated expenses. To date, Ryan Beck has not exercised its right to designate and we are not aware of any intention to do so.

Directors’ and Officers’ Terms and Directors’ Fees

      Our board of directors consists of six members who are elected annually. During the last three fiscal years, no directors’ fees were paid. After consummation of our initial public offering, our board of directors determined that our non-management directors would receive an annual retainer of $12,000, plus $1,000 per meeting attended, including committee meetings and meetings of the independent directors, and an initial grant of non-qualified options to purchase 5,000 shares of our common stock under the Bakers Footwear Group, Inc. 2003 Stock Option Plan at an exercise price of $7.75, the initial public offering price. The options vest in equal annual installments over five years, beginning February 10, 2005. Chairs of each of the audit, compensation and nominating and corporate governance committees also receive an additional $3,000 annually. Each of the executive officers serves at the pleasure of our board of directors.

Limitations on Directors’ Liability and Indemnification

      Under the terms of our bylaws, we must indemnify our directors against any and all

•	expenses (including attorneys’ fees),

•	judgments,

•	fines, and

•	amounts paid in settlement,

which are reasonably incurred in any legal proceeding because of their service to us. Under our bylaws, we are permitted to provide similar indemnification to our officers, employees and agents.

      In addition, our articles of incorporation and our bylaws provide that the liability of our directors to us or any of our shareholders for monetary damages for breach of fiduciary duties as a director shall be limited to the fullest extent permitted by Missouri law. Any change to our articles of incorporation or our bylaws affecting this limitation on liability shall not apply to actions taken or omissions made before the change.

      We must also indemnify persons serving at our request as directors, officers and employees of any of our subsidiaries or of other corporations. However, we are not required to indemnify for conduct that is determined by a court to have been knowingly fraudulent, deliberately dishonest or willful misconduct or, in the case of an action by or in the right of Bakers, if the conduct is determined by a court to be negligent or misconduct in the performance of a duty, unless the court also determines that the director is entitled to indemnification.

      We also intend, but are under no obligation, to enter into indemnification agreements with our directors. Under those agreements, we expect to be required to indemnify them to the same extent authorized by our bylaws and, furthermore, to the fullest extent authorized or permitted by Missouri law. At this time, the indemnification permitted by Missouri law is not more extensive than that required by our articles or bylaws. No indemnification will be paid under the indemnification agreements relating to various customary exclusions, including the following:

•	if it is finally determined by a court that the indemnification would be unlawful,

•	on account of any lawsuit to recover profits made by any director in violation of Section 16(b) of the Securities Exchange Act, or

•	if the conduct of the director is determined by a court to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

      Our bylaws provide that we will advance the director his or her expenses in defending against any lawsuit, and that the director must reimburse us for those expenses if a court ultimately decides that he or she was not entitled to indemnification.

      We also have directors’ and officers’ insurance which will protect each officer and director from liability for actions taken in his or her capacity as an officer or director. This insurance may provide broader coverage than the protections afforded to the officers and directors by our articles of incorporation, bylaws and indemnification agreements. An officer or director will not be entitled to indemnification from us unless this insurance coverage does not cover all of his or her expenses and liabilities.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Bakers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Executive Compensation

Summary Compensation Table

      The following table sets forth certain information with respect to the compensation paid or awarded by us to our chief executive officer, Mr. Peter Edison, and the four most highly compensated other executive officers, the “named executive officers,” for our last three fiscal years:

		Annual Compensation			Long-Term Compensation

					Awards		Payouts

					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
	Fiscal	Salary	Bonus	Compensation	Awards	Options	Payouts	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)	(#)	($)	($)(3)

Peter A. Edison	2003	290,000	145,000	—	—	—	—	—
Chairman of the Board	2002	282,596	—	—	—	—	—	—
and Chief Executive	2001	259,285	187,425	—	—	—	—	914
Officer
Michele A. Bergerac	2003	290,000	145,000	—	—	—	—	1,200
President and Director	2002	282,596	—	—	—	—	—	—
	2001	259,285	187,425	—	—	—	—	1,575
Stanley K. Tusman	2003	215,000	107,500	—	—	—	—	6,118
Executive Vice	2002	215,000	—	—	—	—	—	4,951
President — Inventory	2001	187,500	125,063	—	—	—	—	6,526
and Information
Management
Mark D. Ianni	2003	205,000	102,500	—	—	—	—	923
Executive Vice	2002	200,962	—	—	—	—	—	—
President — General	2001	180,769	126,730	—	—	—	—	1,520
Merchandise Manager
Joseph R. Vander Pluym	2003	190,000	71,250	—	—	—	—	—
Executive Vice	2002	185,962	—	—	—	—	—	—
President — Stores	2001	175,000	58,275	—	—	—	—	1,395

(1)	Reflects bonuses earned in fiscal year 2001 and fiscal year 2003, paid in the following year. No bonuses were earned for fiscal year 2002.

(2)	Applicable regulations set reporting thresholds for certain non-cash compensation if the aggregate amount is in excess of the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officers. The dollar value of this non-cash consideration for each named executive officer was less than the established reporting thresholds.

(3)	Consists of employer contributions to our 401(k) plan, except that in the case of Mr. Tusman the amounts also include $4,951 relating to premiums paid on a life insurance policy solely for the benefit of Mr. Tusman.

Option/ SAR Grants in Last Fiscal Year

      There were no individual grants of stock options to the named executive officers during fiscal year 2003.

Option Exercises

      The following table sets forth information regarding aggregate option exercises during fiscal year 2003 and the number and value of exercisable and unexercisable options to purchase our common stock held by the named executive officers as of January 3, 2004. None of the named executive officers exercised any of our stock options during fiscal year 2003.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-The-Money
	Shares		Options at		Options at
	Acquired on	Value	January 3, 2004(1)		January 3, 2004(2)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Peter A. Edison	—	—	—	—	$—	$—
Michele A. Bergerac	—	—	116,321	—	900,325	—
Stanley K. Tusman	—	—	58,160	—	450,158	—
Mark D. Ianni	—	—	58,160	—	450,158	—
Joseph R. Vander Pluym	—	—	5,816	—	45,016	—

(1)	Includes options amended to be covered by our 2003 Stock Option Plan. For more information about our stock option plan, please see “— 2003 Stock Option Plan.”

(2)	There was no public trading market for our common stock as of January 3, 2004. Accordingly, these values have been calculated on the basis of the initial public offering price of $7.75 per share, less the exercise price per share, multiplied by the total number of shares underlying the options.

Incentive Plans

Bakers Footwear Group, Inc. Cash Bonus Plan

      Prior to the consummation of our initial public offering, our board of directors and our shareholders approved the Bakers Footwear Group, Inc. Cash Bonus Plan, which we refer to as the “Cash Bonus Plan.” The material terms of the Cash Bonus Plan are outlined below.

      General Terms. The Cash Bonus Plan’s purpose is to further align the interests of management with our shareholders by providing management employees with cash incentives in addition to current compensation to attain certain performance goals and to attract and retain the services of competent management employees. The Cash Bonus Plan is also intended to provide qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. Our Cash Bonus Plan was approved by our shareholders prior to the completion of our initial public offering. No additional amounts may be paid under the plan for any fiscal year beginning after December 31, 2007, unless the plan is again approved by our shareholders.

      Administration. The Cash Bonus Plan is administered by our compensation committee which must consist of at least three “outside” members of our board of directors (as defined in the plan). Our compensation committee has complete authority to interpret the Cash Bonus Plan, to prescribe, amend and rescind rules and regulations pertaining to it, and to make all other determinations necessary or advisable for the administration of the plan. Our board of directors may at any time amend the Cash Bonus Plan in any fashion or terminate the plan. However, our board cannot make any amendment which would cause bonuses payable under the plan to fail to constitute qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code.

      Eligibility. All of our employees that we have classified as management employees are eligible to participate in the plan.

      Performance Goals. For each fiscal year beginning with fiscal year 2004, our compensation committee will, no later than the 90th day of the year, establish performance goals for that year, the results of which are substantially uncertain within the meaning of Section 162(m) of the Internal Revenue Code and regulations thereunder. These performance goals will be based on one or more of the following business criteria: sales growth; operating income; return on assets; stock price; earnings per share; cash flow; market share; costs; debt to equity ratio or earnings before interest, taxes, depreciation and amortization.

      Payment of Bonuses. At the time that the performance goals for the fiscal year are established, our compensation committee will also establish an objective formula for determining bonuses based on a specified percentage of annual base salary. This formula will be based on the attainment, in whole or in part, of the performance goals for that year. The maximum bonus payable to any participant for any fiscal year shall not exceed $1 million. The formula established for any fiscal year must preclude any discretion by the committee to increase the amount of the bonus under the Cash Bonus Plan. After the end of each fiscal year, our compensation committee must certify in writing whether the performance goals for that fiscal year have been attained, in whole or in part, and the bonus payable to each participant for that fiscal year, if any, will be determined in accordance with that certification. In the event a participant terminates employment with us during any fiscal year for any reason, that participant will not be entitled to receive any bonus under the plan for that year.

2003 Stock Option Plan

      General Terms. The Bakers Footwear Group, Inc. 2003 Stock Option Plan, which we refer to as the “2003 Plan,” was approved by our board of directors and our shareholders prior to the consummation of our initial public offering. The 2003 Plan provides for the grant of options intended to qualify as “incentive stock options” or “ISOs” under Section 422 of the Internal Revenue Code and options that are not intended to so qualify, which we refer to as “Nonqualified Stock Options.” Currently, all options outstanding are nonqualified stock options.

      Authorized Shares. The total number of shares of common stock reserved for issuance under the 2003 Plan is 868,992 (subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change), including 268,992 shares underlying immediately exercisable options with an exercise price of $0.01 per share under a predecessor stock option plan prior to our initial public offering. In connection with our initial public offering, those prior option holders amended their option awards generally to be covered by the 2003 Plan. Under the 2003 Plan, the maximum number of shares underlying ISOs is 600,000. Generally, shares covered by an award which is forfeited, canceled, or expires, shares withheld for tax purposes and shares repurchased are again available under the 2003 Plan. On February 10, 2004, we granted options to purchase an additional 304,500 shares of common stock, of which options relating to 1,800 shares have been forfeited as of August 13, 2004. As a result, as of August 13, 2004, options to purchase an additional 297,300 shares of common stock currently may be granted under the 2003 Plan.

      Administration. The 2003 Plan is administered by the compensation committee of our board of directors, which selects the eligible persons to whom options will be granted. The compensation committee also determines the number of shares of common stock subject to each option, the exercise price therefor and the periods during which options are exercisable. Further, the compensation committee interprets the provisions of the 2003 Plan and, subject to certain limitations, may amend the 2003 Plan. The compensation committee must consist of two or more non-employee directors (as defined in the 2003 Plan) and has authority to appoint a subcommittee whose members qualify as “outside” directors under Section 162(m) of the Internal Revenue Code. This committee may delegate to our chief executive officer the authority to determine the individuals, except for executive officers, to whom, and the time at which and the terms upon which, options shall be granted. Each option granted under the 2003 Plan will be evidenced by a written agreement between us and the optionee.

      Eligibility. Options may be granted under the 2003 Plan to all employees (including officers) and directors of, and certain consultants and advisors to, us or any of our subsidiaries. The maximum number of shares underlying options which may be awarded to a participant under the plan is 100,000 per year, except that any new chief executive officer may be awarded twice this amount upon being named to that position.

      Terms of options. The exercise price for ISOs granted under the 2003 Plan may not be less than the fair market value of the shares of common stock on the date the option is granted, except for ISOs granted to shareholders holding 10% or more or our voting power must have an exercise price of not less than 110% of the fair market value of the shares of common stock on the date the option is granted. The exercise price and term for Nonqualified Stock Options is determined by our board of directors. ISOs granted under the 2003 Plan have a maximum term of ten years, except for grants to any 10% shareholders which are subject to a maximum term of five years. The exercise price of options granted under the 2003 Plan may be paid by check, our common stock or any combination of the foregoing in the discretion of the committee. Options granted under the 2003 Plan are not transferable, except by will and the laws of descent and distribution. The total amount of ISOs that may be exercised by any individual person in any fiscal year is limited; however, there is no such limit with respect to Nonqualified Stock Options. Our compensation committee will have reserved the right to condition the exercise of each option on our maintaining an effective registration statement relating to the common stock underlying the options.

      Termination of employment. Upon termination of employment for any reason, all vesting of options under the 2003 Plan stops. Thereafter, the time period in which the optionee may exercise vested options depends on the circumstances of termination. Generally, if the optionee retires, dies or is disabled (as defined in the 2003 Plan), this time period is one year. Generally, if the optionee voluntarily terminates employment, or employment terminates for any other reason, all unexercised options lapse. However, if the employment terminates with our consent and approval, then generally our compensation committee may, in its absolute discretion, permit the optionee to exercise vested options for the next three months. In any case, generally all options must be exercised within ten years of the date of grant.

      Change of control. The 2003 Plan generally provides that upon a change of control, all outstanding options immediately vest. The 2003 Plan generally defines a change of control as:

•	the acquisition of beneficial ownership of 50% or more of our common stock or combined voting power by any person, entity or group (as defined in Section 13(d) or 14(d) of the Securities Exchange Act of 1934), except for Peter Edison and Bakers;

•	specific changes to our incumbent board of directors; or

•	approval of a reorganization, merger or consolidation in which our then current shareholders would not thereafter own more than 50% of our voting stock.

      The 2003 Plan also provides that the compensation committee may make such determinations as it considers appropriate to adjust the number, exercise price and class of shares subject to each outstanding option and to the class of shares and number of options available under the plan by reason of stock dividends, recapitalizations, mergers, consolidations, spin-offs, split-offs, split-ups, combinations or exchanges of shares and the like.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

      We have entered into employment agreements with each of our named executive officers, which are summarized below:

      Mr. Edison’s agreement has an initial term of three years, commencing upon the consummation of our initial public offering. Mr. Edison’s agreement is renewable automatically for additional one year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). The agreement may also be terminated by us or Mr. Edison, without cause, upon 90 days notice by either party. As compensation for his services, Mr. Edison receives an annual base salary as determined by our compensation committee, which was increased to $305,000 per annum beginning in April 2004. Mr. Edison will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our cash bonus plan. The agreement also provides that for the term of the agreement and for two years thereafter, Mr. Edison may not become employed by or interested directly or indirectly in or associated with any entity that competes with us in the sale at retail of women’s or men’s shoes.

      Mr. Edison’s employment agreement also provides that he is entitled to a payment upon the occurrence of a trigger event. For Mr. Edison, a trigger event is defined as: (i) his termination without cause, or (ii) following a change in control of the Company any of the following occurs: (a) a material reduction in his base salary, (b) Mr. Edison is not allowed to participate in bonus plans or (c) a material reduction in the nature or status of his duties or responsibilities.

      Upon the occurrence of a trigger event, Mr. Edison is entitled to a one time payment equal to three times his current base salary (as defined in the agreement).

      Ms. Bergerac’s agreement was entered into as of April 1, 2002 and has a term of three years, renewable automatically for additional three-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). The agreement may also be terminated by us or by Ms. Bergerac without cause upon 90 days notice by either party. As compensation for her services, Ms. Bergerac receives a base salary, which was increased to $305,000 per annum beginning in April 2004. Ms. Bergerac’s annual salary will be determined, or recommended to our board of directors for determination, by our compensation committee. Ms. Bergerac’s salary may not be less than her salary as of the effective date of her agreement, and will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Ms. Bergerac may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Ms. Bergerac is terminated for disability or without cause, she is entitled to severance pay equal to her monthly base salary at the time of termination multiplied by the lesser of the number of months remaining in the employment term or 18 months.

      Ms. Bergerac’s employment agreement also provides that she is entitled to a payment upon the occurrence of a trigger event. For Ms. Bergerac, a trigger event is defined as:

•	her not being selected chairman and chief executive officer after Peter Edison ceases to occupy those positions; or

•	within three years of her becoming our chairman and chief executive officer there is a material reduction in the nature or status of her duties and responsibilities, she is terminated without cause or there is a reduction in her overall compensation.

      Upon the occurrence of a trigger event, Ms. Bergerac is entitled to a one time payment equal to three times the sum of:

•	her current base salary (as defined in the agreement); and

•	the average bonus payments made by us to Ms. Bergerac in the two calendar years immediately preceding the trigger event.

      Mr. Tusman’s agreement was entered into in September 2002 and has a term of two years, renewable automatically for additional two-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). The agreement may also be terminated by us or Mr. Tusman, without cause, upon 90 days notice by either party. As compensation for his services, Mr. Tusman receives a base salary, which was increased to $236,500 per annum beginning in April 2004. Mr. Tusman’s annual salary will be determined, or recommended to our board of directors for determination, by our compensation committee. Mr. Tusman’s salary may not be less than his salary as of the effective date of his agreement, and will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Tusman may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Mr. Tusman is terminated for disability or without cause, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by the lesser of the number of months remaining in the employment term or 18 months.

      Mr. Tusman’s employment agreement also provides that he is entitled to a payment upon the occurrence of a trigger event. For Mr. Tusman, a trigger event is defined as:

•	Peter Edison ceasing to be our Chairman and Chief Executive Officer of the Company and within two years

•	there is a material diminution in the nature or status of Mr. Tusman’s duties and responsibilities,

•	Mr. Tusman’s employment is terminated without cause, or

•	there is a reduction in his overall compensation;

•	Mr. Tusman is terminated without cause and subsequently within six months Peter Edison is no longer our Chairman and Chief Executive Officer of the Company; or

•	The Company’s home office is transferred out of the St. Louis metropolitan area.

      Upon the occurrence of a trigger event, Mr. Tusman is entitled to prepayment of his life insurance premiums for a period of two years and a one time payment equal to:

•	two times the sum of his current base salary (as defined in the agreement); and

•	the average bonus payments made by us to Mr. Tusman in the two calendar years immediately preceding the trigger event.

      Mr. Ianni’s agreement was entered into in December 2003 and has a term of one year, renewable automatically for additional one-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). In the event of a change in control (as defined in the agreement), the agreement may also be terminated by us or Mr. Ianni, without cause upon 30 days notice by either party. As compensation for his services, Mr. Ianni receives a base salary, which was increased to $215,000 per annum beginning in April 2004. Mr. Ianni’s annual salary will be determined by our compensation committee. Mr. Ianni also will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Ianni may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Mr. Ianni is terminated without cause due to a change in control, or such change in control results in a material diminution of the nature and status of his duties and responsibilities, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by six months. If Mr. Ianni is terminated as a result of the elimination of his position, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by three months.

      Mr. Vander Pluym’s agreement was entered into in December 2003 and has a term of one year, renewable automatically for additional one-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). In the event of a change of control (as defined in the agreement), the agreement may also be terminated by us or Mr. Vander Pluym, without cause, upon 30 days notice by either party. As compensation for his services, Mr. Vander Pluym receives a base salary, which was increased to $210,000 per annum beginning in April 2004. Mr. Vander Pluym’s salary may not be less than his salary as of the effective date of his agreement. Mr. Vander Pluym’s annual salary will be determined by our compensation committee. Mr. Vander Pluym also will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Vander

Pluym may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Mr. Vander Pluym is terminated without cause due to a change in control, or such change in control results in a material diminution of the nature and status of his duties and responsibilities, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by six months. If Mr. Vander Pluym is terminated as a result of the elimination of his position, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by six months.

Compensation Committee Interlocks and Insider Participation

      During fiscal year 2003, we did not have a compensation committee or other committee performing similar functions. Decisions concerning the compensation of executive officers were made by Peter Edison, our Chairman of the Board and Chief Executive Officer, our sole director at the time. For a discussion of certain relationships regarding Mr. Edison, see “Related Party Transactions.”

RELATED PARTY TRANSACTIONS

      Andrew N. Baur, one of our directors, is a director of Marshall & Ilsley Corporation and Chairman of Southwest Bank of St. Louis, a subsidiary of Marshall & Ilsley. Marshall & Ilsley acquired Mississippi Valley Bancshares, Inc. in October 2002. Prior to that transaction, Mr. Baur had been the Chairman and Chief Executive Officer and the owner of 12.5% of Mississippi Valley Bancshares, Inc. Marshall & Ilsley is a ten percent participant in our credit facility with Fleet Retail Group, Inc. In June 1999, we borrowed $500,000 from Mississippi Valley Capital Company, which at that time was a subsidiary of Mississippi Valley Bancshares. The note was originally payable on January 31, 2003 and bore interest at an annual rate of 6%. In connection with this loan, Mississippi Valley Capital Company also acquired a warrant to purchase 76,907 shares of our common stock at an aggregate exercise price of $76.91. In connection with Marshall & Ilsley’s acquisition of Mississippi Valley Bancshares, the note and warrant held by Mississippi Valley Capital Company were transferred to Mississippi Valley Capital, LLC, a manager-managed limited liability company. On January 31, 2003, the note and the warrant were extended when we amended and restated the note payable and warrant. The amended and restated note bore interest at the rate of 10% per annum and was due on March 1, 2004. The note and warrant were also secured by a security agreement covering substantially all of our assets in favor of Mississippi Valley Capital, LLC. Under the note, among other things, we were obligated to retain Peter Edison as our chief executive officer. The amended and restated warrant was redeemable on March 1, 2004, for $850,000. On March 1, 2004, we repaid the note and redeemed the warrant. We paid an aggregate of $51,408 in interest on the note during fiscal year 2003 and $20,799 during fiscal year 2004. Mr. Baur is one of the two managers of Mississippi Valley Capital, LLC, and his children are three of the four members. In addition, also in June 1999, we entered into another subordinated note agreement with Southwest Bank bearing interest at an annual rate of 9% in the principal amount of $95,000, which was paid in full, including accrued interest of $30,961, in fiscal year 2003.

      In October 1997, we entered into a subordinated note agreement under which as of January 3, 2004 we owed approximately $360,000 payable to our prior Class B shareholders. The note bore interest at 8% per annum. Payments of principal and interest of up to $50,000 were due quarterly over the term of the note though 2008. In fiscal year 2002, we also paid approximately $151,000 as an additional principal payment under the note. The note was secured by a security agreement, a $425,000 standby letter of credit and the personal guaranty of Peter Edison, our Chairman of the Board and Chief Executive Officer. On March 31, 2004, we repaid the note. During fiscal year 2003, we paid an aggregate of $160,000 to the note holders. We paid an aggregate of $367,105 to the note holders during fiscal year 2004.

      We have a $25.0 million secured revolving credit facility with Fleet Retail Group, Inc., under which Mr. Peter Edison provides a limited guaranty of collection under that facility up to $500,000. We paid an aggregate of $1,065,642 in fees and interest under the facility during fiscal year 2003. We repaid the balance of approximately $5.7 million under our credit facility with the proceeds of our initial public offering.

      Joseph Russell, who owned in excess of five percent of our shares outstanding prior to our initial public offering, is a part owner and executive officer of Elan-Polo Inc., one of our suppliers. During fiscal years 2001, 2002 and 2003, we purchased approximately $1.2 million, $865,000 and $733,000, respectively, in merchandise from Elan-Polo. For more information, please see Note 16 to the Notes to the Financial Statements.

      In the first quarter of fiscal year 2002, we sold portions of our subordinated convertible debentures due 2007 as part of our offering of $4.9 million of our subordinated convertible debentures in a private offering to several investors, including each of Julian Edison ($500,000), one of our shareholders and a cousin of Peter Edison, an entity affiliated with Mississippi Valley Capital Company ($500,000) and entities affiliated with Crown Capital Corporation ($900,000), of which Harry Rich, one of our directors, was serving at the time as Executive Vice President and Managing Director. In January 2003, the debentures held by the affiliate of Mississippi Valley Capital Company were transferred to a wholly owned subsidiary of Marshall & Ilsley, of which Andrew Baur, one of our directors, is a director. The subordinated convertible debentures initially were convertible into an aggregate of 448,302 shares of our common stock at a conversion price of $10.93. Pursuant to an exchange agreement entered into on January 2, 2004, we exchanged our subordinated convertible debentures for newly issued subordinated convertible debentures with our then current subordinated convertible debenture holders, including Julian Edison and the entities affiliated with Messrs. Baur and Rich. These new subordinated convertible debentures automatically converted into an aggregate of 653,331 shares of common stock at a conversion price of $7.50 upon the consummation of our initial public offering. These are the shares being offered by this prospectus. The new subordinated convertible debentures generally had the same maturity and interest provisions as the extinguished subordinated convertible debentures. The old subordinated convertible debentures bore interest at the rate of 7% on January 1, 2003, which rate increased to 9% on January 1, 2004 and would have increased to 11% on January 1, 2005. We also agreed to register for sale the common stock underlying the new subordinated convertible debentures. As the selling shareholders, the holders of the common stock underlying the new subordinated convertible debentures have generally agreed not to sell, transfer or otherwise encumber or dispose of any beneficial interest in any of these shares, or any other securities of ours owned by them, except for certain bona fide gifts and similar exceptions, until June 30, 2004 without the prior written consent of Ryan Beck & Co., Inc., one of the representatives of the underwriters in our initial public offering. We paid an aggregate of $343,000 in interest on the subordinated convertible debentures in fiscal year 2003 and $49,000 in fiscal year 2004 prior to conversion. For more information, please see “Management’s Discussion of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities,” “Principal and Selling Shareholders” and “Shares Eligible for Future Sale.”

      In connection with the closing of our initial public offering, we sold to the representatives of the underwriters and their designees warrants to purchase 216,000 shares of common stock at an exercise price equal to $12.7875 per share, subject to antidilution adjustments. The representatives paid a purchase price of $0.0001 per warrant. The warrants are restricted from sale, transfer, assignment, pledge or hypothecation by any person until February 10, 2005, except to some directors, officers, employees and affiliates of the representatives. The warrant holders may exercise the warrants as to all or any lesser number of the underlying shares of common stock at any time during the four-year period commencing on February 10, 2005.

      We are required for a period of five years after February 10, 2004, (i) at the request of a majority of the warrant holders, to use our best efforts to file one registration statement, at our expense, covering the sale of the shares of common stock underlying the warrants and (ii) at the request of any holders of warrants, to file additional registration statements covering the shares of common stock underlying the warrants at the expense of those holders. We are required to maintain the effectiveness of any demand registration statement for up to nine consecutive months. Except for the registration rights that we have granted to the prior holders of our subordinated convertible debentures, we have agreed not to make any registered offering of our securities, with limited exceptions, or to include any other shares on any such demand registration statement, at any time that we are required to maintain the effectiveness of a demand registration statement, without first obtaining the consent of a majority of the holders of warrants and warrant shares that are not then held by the public or by us or other excepted persons who have a relationship with us and our affiliates. In addition, we are required to include the shares of common stock underlying the warrants in any appropriate registration statement we file during the six years following the consummation of our initial public offering.

      We have granted to Ryan Beck, for a period of five years after February 3, 2004, the right to designate for election to our board of directors, and to solicit proxies in support of, one person. The designee may be a director, officer, employee or affiliate of Ryan Beck. If Ryan Beck were to elect not to exercise this right or if its designee were not elected or was unable to serve, it would have the option to designate an observer to attend meetings of our board. We have agreed to reimburse Ryan Beck for its designee’s associated expenses.

      We have agreed not to offer or sell until February 5, 2005, without the prior written consent of Ryan Beck, any shares of our common stock or securities convertible into our common stock, except for the registration of the shares of common stock held by the prior holders of our subordinated convertible debentures due 2007 or shares or options issued pursuant to employee benefit plans, stock options plans or other employee compensation plans existing at the time of our initial public offering or pursuant to then outstanding options, warrants or rights. We have also agreed not to offer, sell or grant any options, warrants or other securities convertible or exchangeable for common stock to any of our directors, officers or employees at an exercise price less $7.75 per share for a period of three years without the prior written consent of the representatives. In determining whether to consent to a request by us to issue securities at a price less than the offering price, the representatives would consider the circumstances relating to the proposed issuance. These circumstances are likely to include the number of securities requested to be issued, the strength and breadth of the market at the time of the proposed issuance and our needs at the time of the request.

      We also entered into a financial advisory agreement with Ryan Beck, under which we have agreed to retain Ryan Beck as our financial advisor in connection with any strategic or financial transactions or other identified activities that we may undertake during the two-year term of the agreement. In exchange for these services, we have agreed to pay Ryan Beck a percentage of the total consideration or transaction value calculated as set forth in the agreement, related to such possible future transactions (with some exceptions) and to reimburse Ryan Beck for its reasonable expenses. We are not obligated under the agreement to enter into any transaction, and we have no current plans to do so during the term of the agreement, which Ryan Beck may cancel at any time upon 10 days notice to us.

      Prior to our initial public offering, Ryan Beck received placement agent and financial advisory fees aggregating $635,000 for services previously provided to us which were unrelated to the initial public offering. Ryan Beck was reimbursed approximately: $65,000 for out-of-pocket expenses and legal expenses incurred in connection with its acting as placement agent for our private placement of $4.9 million in aggregate principal amount of our convertible debentures in April 2002; and $23,000 for out-of-pocket expenses incurred in connection with financial advisory services rendered to us in 2002. In connection with but prior to our initial public offering, Ryan Beck was reimbursed approximately $250,000 and was paid a $75,000 advance for out-of-pocket expenses and legal expenses.

      We paid approximately $1.9 million to the representatives of the underwriters as underwriting discounts and other fees in connection with our initial public offering, including the exercise of the underwriters’ over-allotment option. Ryan Beck was one of the representatives of the underwriters in our initial public offering. We also agreed to indemnify the underwriters and their controlling persons, and each of their directors, officers, employees and affiliates against some liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in connection with our initial public offering or any other transactions under the financial advisory agreement described above.

      In addition, all of our pre-initial public offering shareholders (including our director, director nominees and executive officers who owned shares at the time) and our option holders (excluding our warrant holders) approved and executed “lock-up” agreements pursuant to which each person generally agreed not to offer, sell, transfer, or otherwise encumber or dispose of any of our securities owned by them, other than gifts, as to which the donee(s) agree to be bound by the restrictions, and intrafamily transfers including transfers to trusts for the benefit of such persons or their families for a period of one year after February 5, 2004, without the prior written consent of Ryan Beck. Further, those persons have also agreed that until February 5, 2005 if that person desires to sell any of our securities in accordance with Rule 144 under the Securities Exchange Act of 1934, those securities shall be sold under Rule 144 through Ryan Beck, which has been granted a right of first refusal with respect to such sales.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information, as of August 13, 2004, concerning the beneficial ownership of our common stock for:

•	each of our named executive officers;

•	each of our directors or nominees;

•	all of our directors, nominees and executive officers as a group;

•	each person who is known by us to be the beneficial owner of more than 5% of our common stock; and

•	the selling shareholders.

      Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him, her or it.

	Number of	Number of
	Shares of	Shares of			Approximate Percentage
	Common Stock	Common Stock			Of Outstanding Shares
	Beneficially	Underlying		Number of	Of Common Stock
	Owned	Options		Shares of
	Excluding	Exercisable		Common Stock	Before this	After this
Name and Address(1)(2)	Options(2)	Within 60 Days	Total	Offered Hereby	Offering	Offering

Directors, Nominees and Executive Officers
Peter A. Edison(3)	880,221	—	880,221	—	17.25%	17.25%
Michele A. Bergerac(4)	70,803	116,321	187,124	—	3.59%	3.59%
Stanley K. Tusman(5)	12,500	58,160	70,660	—	1.37%	1.37%
Mark D. Ianni(6)	4,943	58,160	63,103	—	1.22%	1.22%
Andrew N. Baur(7)	103,743	—	103,743	66,666	2.03%	*
Joseph R. Vander Pluym(8)	2,500	5,816	8,316	—	*	*
Timothy F. Finley(9)	1,000	—	1,000	—	*	*
Harry E. Rich(10)	1,000	—	1,000	—	*	*
Scott C. Schnuck(11)	13,300	—	13,300	—	*	*
All executive officers and directors as a group (10 persons)(12)	1,093,510	244,273	1,337,783	66,666	25.02%	23.77%
5% Owners (not included above)
Bernard A. Edison(13)	459,767	—	459,767	—	9.01%	9.01%
Austin W. Marxe(14)	697,000	—	697,000	400,000	13.66%	5.82%
David M. Greenhouse(14)	697,000	—	697,000	400,000	13.66%	5.82%
Selling Shareholders (not included above)
Julian Edison(15)	178,526	—	178,536	66,666	3.50%	2.19%
SWB Holdings, Inc.(16)	66,666	—	66,666	66,666	1.31%	*
The Crown Advisors, LLC(17)	53,333	—	53,333	53,333	1.05%	*
Crown Investment Partners, LP(17)	66,666	—	66,666	66,666	1.31%	*
Special Situations Fund III, L.P.(18)	447,000	—	447,000	240,000	8.76%	4.06%
Special Situations Private Equity Fund, L.P.(18)	100,000	—	100,000	80,000	1.96%	*
Special Situations Cayman Fund, L.P.(18)	150,000	—	150,000	80,000	2.94%	1.37%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise specified below, the business address of each of the above persons is: c/o Bakers Footwear Group, Inc., 2815 Scott Avenue, St. Louis, Missouri 63103.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that are exercisable within 60 days of this prospectus are deemed to be outstanding. Such shares, however, are not deemed outstanding for the purposes of counting the percentage ownership of each other person. The shares underlying unexercised options cannot be voted.

(3)	Represents 786,176 shares of our common stock owned by Peter A. Edison, our Chairman of the Board and Chief Executive Officer. Includes 7,890 shares owned by Mr. Edison’s wife and 86,155 shares owned by the Bernard A. Edison Revocable Trust, of which Mr. P. Edison is a co-trustee. Mr. P. Edison has shared voting and investment power with respect to the shares owned by the Bernard A. Edison Revocable Trust and by Mr. P. Edison’s wife.

(4)	Represents 65,503 shares of our common stock held by the Michele Bergerac Revocable Trust. Also includes 4,700 shares held by Ms. Bergerac, 300 shares held by Ms. Bergerac’s son and 300 shares held by Ms. Bergerac’s daughter. Ms. Bergerac is our President and a director. Includes 116,321 shares of common stock subject to currently exercisable options. Does not include 20,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(5)	Represents 12,500 shares of our common stock held by the Stanley K. Tusman and Gail F. Tusman Declaration of Trust dated December 1, 1999. Mr. Tusman is our Executive Vice President — Inventory and Information Management. Includes 58,160 shares of common stock subject to currently exercisable options. Does not include 15,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(6)	Represents 4,943 shares of our common stock held in the name of Mark Ianni, our Executive Vice President — General Merchandise Manager and his wife, over which they share voting and investment power. Includes 58,160 shares of common stock subject to currently exercisable options. Does not include 15,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(7)	Represents 37,077 shares of our common stock held in trust for Mr. Baur, one of our directors. Also includes 66,666 shares of common stock held by SWB Holdings, Inc., a selling shareholder and a wholly owned subsidiary of Marshall & Ilsley Corporation, of which Mr. Baur is a director, over which Mr. Baur has shared voting and investment power. Does not include 5,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005. See footnote (16).

(8)	Represents 2,500 shares of our common stock held in the name of Joseph Vander Pluym, our Executive Vice President — Stores and his wife, over which they share voting and investment power. Includes 5,816 shares of common stock subject to currently exercisable options. Does not include 40,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(9)	Represents 1,000 shares held by the Timothy F. Finley Revocable Trust u/a dated October 13, 2003 pursuant to which Mr. Finley, one of our directors, shares voting and investment power with his wife. Does not include 5,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(10)	Represents 1,000 shares of our common stock held in the name of Harry E. Rich, one of our directors and his wife, over which they share voting and investment power. Does not include

5,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(11)	Represents 13,300 shares of our common stock held in the name of Scott C. Schnuck, one of our directors. Does not include 5,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005.

(12)	This group is comprised of Peter Edison, Michele Bergerac, Harry Rich, Andrew Baur, Mark Ianni, Lawrence Spanley, Stanley Tusman, Joseph Vander Pluym, Timothy Finley and Scott C. Schnuck. Includes 1,093,510 shares of common stock, including 66,666 shares acquired upon the conversion of subordinated convertible debentures which are offered by this prospectus held by SWB Holdings, Inc., a selling shareholder and a wholly owned subsidiary of Marshall & Ilsley Corporation, of which Mr. Baur is a director, over which Mr. Baur has shared voting and investment power, and 244,273 shares underlying options exercisable within 60 days. Does not include 135,000 shares underlying options granted on February 10, 2004 at the exercise price of $7.75 which vest at the rate of 20% per year beginning on February 10, 2005. With respect to the shares held by SWB Holdings, Inc. see footnotes (7) and (16).

(13)	Represents 86,155 shares of our common stock owned by the Bernard A. Edison Revocable Trust. Mr. B. Edison is the father of Peter Edison and an advisor to the board of directors. Includes 254,955 shares owned by the Beatrice C. Edison Irrevocable Trust, of which Mr. B. Edison is a co-trustee. Includes 54,380 shares held by the David A. Edison Revocable Trust, of which Mr. B. Edison is a co-trustee. Also includes 64,277 shares held by Mr. B. Edison’s wife. Mr. B. Edison disclaims beneficial ownership of all shares held by the David A. Edison Revocable Trust and by his wife. Mr. B. Edison has shared voting and investment power with respect to the shares owned by the Beatrice C. Edison Irrevocable Trust, the David A. Edison Revocable Trust, the Bernard A. Edison Revocable Trust and his wife.

(14)	Consists of an aggregate of 697,000 shares of our common stock held by Special Situations Fund III, L.P., and its affiliates, including 400,000 shares acquired upon the conversion of subordinated convertible debentures which are offered by this prospectus. See footnote (18). Austin W. Marxe and David M. Greenhouse share sole voting and investment power over 150,000 shares of common stock owned by Special Situations Cayman Fund, L.P., 447,000 shares of common stock owned by Special Situations Fund III, L.P., and 100,000 shares of common stock owned by Special Situations Private Equity Fund, L.P. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc., the general partner of and investment adviser to Special Situations Cayman Fund, L.P. AWM also serves as the general partner of MGP Advisers Limited Partnership, the general partner of and investment adviser to Special Situations Fund III, L.P. Messrs. Marxe and Greenhouse are also members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. The business address for each of these entities is 153 E. 53rd Street, 55th Floor, New York, NY 10022. The information in this footnote is primarily based on a Schedule 13G filed with the SEC on March 10, 2004.

(15)	Includes 178,526 shares of our common stock that Mr. J. Edison, a selling shareholder, owns. Mr. J. Edison is the first cousin, once removed, of Peter Edison. Of the 178,526 shares owned by Mr. J. Edison, 66,666 shares were acquired upon the conversion of subordinated convertible debentures and are offered by this prospectus.

(16)	Includes shares of our common stock acquired upon the conversion of subordinated convertible debentures which are offered by this prospectus held by SWB Holdings, Inc., a wholly owned subsidiary of Marshall & Ilsley Corporation, of which Mr. Baur is a director. See footnote (7) above and “Related Party Transactions.” The business address for SWB Holdings, Inc. is 120 South Central Avenue, Clayton, Missouri 63105.

(17)	Includes shares of our common stock acquired upon the conversion of subordinated convertible debentures which are offered by this prospectus and are held by Crown Investment Partners, LP and its general partner, The Crown Advisors, LLC, entities affiliated with Crown Capital Corporation, a boutique financial advisory firm, of which Mr. Rich, one of our directors, was previously Executive

Vice President and Managing Director. See “Related Party Transactions.” The business address of these entities is 540 Maryville Center Drive, Suite 120, St. Louis, Missouri 63141.

(18)	Includes shares of our common stock acquired upon the conversion of subordinated convertible debentures which are offered by this prospectus held by Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. of which Messrs. Austin W. Marxe and David M. Greenhouse share sole voting and investment power. See footnote (14) above.

DESCRIPTION OF CAPITAL STOCK

      This description of our capital stock refers to and incorporates various terms of our restated articles of incorporation, as our shareholders have adopted them, and of our restated bylaws. Copies of forms of these documents have been filed as exhibits to the registration statement of which this prospectus is a part. Since the terms of our restated articles of incorporation and bylaws may differ from the general information we are providing, you should only rely on the actual provisions of those documents, instead of a summary description of the material terms. If you would like to read our articles of incorporation and/or our bylaws, forms of these documents are on file with the SEC or you may request a copy of either document (or of both documents) from us. Our common stock has been included in the Nasdaq National Market since February 5, 2004 under the symbol “BKRS.”

Authorized Capital Stock

      Under our articles of incorporation, we have the authority to issue 45,000,000 shares of stock, of which 5,000,000 will be shares of $0.0001 par value preferred stock, and 40,000,000 will be shares of $0.0001 par value common stock. Prior to the completion of our initial public offering, we had three classes of common stock authorized, of which two classes were outstanding. These classes of common stock differed only as to voting rights. Prior to our initial public offering, our articles of incorporation provided for the reclassification and conversion of our three authorized classes of common stock into shares of a single class of common stock on a 1.0 for 1.0 basis upon completion of the offering. Our shareholders have also authorized us to issue preferred stock as discussed below.

Bakers Common Stock

      The holders of our common stock are entitled to one vote for each share held of record on the applicable record date on all matters voted on by our shareholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of common stock exclusively possess all voting power. Our articles do not provide for cumulative voting in the election of directors or any preemptive rights to purchase or subscribe for any stock or other securities, and there are no redemption or sinking fund provisions with respect to our common stock. There are no conversion rights with respect to our common stock. Subject to any preferential rights of any outstanding series of preferred stock created by our board from time to time, the holders of our common stock on the applicable record date will be entitled to dividends as may be declared from time to time by our board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to these holders.

      Our articles of incorporation and our bylaws contain certain provisions which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of Bakers. For more information on these provisions, please see “Anti-Takeover Effects of Some Provisions.”

Bakers Preferred Stock

      Our board of directors has the authority to establish and issue shares of preferred stock in one or more series and to determine by resolution, with respect to any series of preferred stock, the voting powers (which may be full, limited or eliminated), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rates, conversion rights and redemption provisions, without any further vote or action by our shareholders. Any shares of preferred stock so authorized and issued could have priority over our common stock with respect to dividend and/or liquidation rights.

Shares Reserved for Options and Warrants

      As of July 3, 2004, options to purchase 573,492 shares of our common stock are outstanding under the 2003 Plan. Of these options, 268,992 are fully vested and exercisable at an exercise price of $0.01 per share. On February 10, 2004, after the consummation of our initial public offering, we granted nonqualified stock options to purchase 304,500 shares of our common stock to certain of our officers, employees and directors at an exercise price of $7.75 per share, the initial public offering price, pursuant to the 2003 Plan. Of these options, as of August 13, 2004, options relating to 1,800 shares have been forfeited. These options vest in five equal annual installments beginning on the first anniversary of the date of grant. As of August 13, 2004, 297,300 shares of common stock remain available for future issuance under the 2003 Plan (excluding shares to be issued upon exercise of outstanding options).

      In connection with our initial public offering, we sold to the representatives of the underwriters and their designees warrants to purchase up to 216,000 shares of our common stock, subject to antidilution adjustments, at an exercise price equal to $12.7875 per share. The warrants are restricted from sale, transfer, assignment, pledge or hypothecation until February 10, 2005, except to the officers and members of the representatives. The warrant holders may exercise the warrants at any time during the four-year period commencing on February 10, 2005.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co., (212) 509-4000, extension 206.

ANTI-TAKEOVER EFFECTS OF SOME PROVISIONS

      Our restated articles of incorporation, our restated bylaws and Missouri law contain provisions that could have the effect of delaying, deferring or preventing a change in control of us by various means such as a tender offer or merger not approved by our board of directors. These provisions are designed to enable our board of directors, particularly in the initial years of our existence as an independent, publicly-owned company, to develop our business in a manner that will foster its long-term growth without the potential disruption that might be entailed by the threat of a takeover not deemed by our board of directors to be in our best interests and the best interests of our shareholders.

      The description set forth below is intended as a summary of these provisions only, and we refer you to the actual provisions of our articles of incorporation and bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Limitations on Changes in Board Composition and Other Actions by Shareholders

      Our articles of incorporation and our bylaws provide that the number of directors will be fixed from time to time exclusively by our board but shall consist of not less than three directors. Currently, our board of directors is comprised of six directors.

      Missouri law provides that, unless a corporation’s articles of incorporation or bylaws provide otherwise, the holders of a majority of the corporation’s voting stock may remove any director from office. Our articles of incorporation provide that (1) any director, or the entire board of directors may be removed from office only for cause and by the affirmative vote of the holders of record of outstanding shares representing not less than two-thirds of all of the then outstanding shares of our capital stock and (2) any director may be removed from office for cause by the affirmative vote of a majority of the entire board of directors, as provided by law. Our articles of incorporation and our bylaws also provide that any director may be removed from office by the affirmative vote of a majority of the entire board of directors in the event that the director fails to meet any qualifications for election as a director stated in the bylaws or in the event that the director is in breach of any agreement between the director and us relating to the director’s service as a director or our employee. Missouri law also provides that, unless a corporation’s articles of incorporation or bylaws provide otherwise, all vacancies on a corporation’s board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the directors then in office, although less than a quorum, until the next election of directors by the shareholders. Our articles of incorporation provide that, subject to any rights of holders of our preferred stock, vacancies may be filled only by a majority of the remaining directors.

      Under our bylaws, only persons who are nominated by or at the direction of our board, or by a shareholder who has given notice in accordance with our bylaws, which generally requires notice not less than 90 days nor more than 120 days prior to a meeting at which directors are to be elected, will be eligible for election as directors at that meeting. If, however, we give less than 100 days’ notice of the meeting to the shareholders, then we must receive notice from a shareholder not later than the tenth day following the day on which we mailed or provided notice of the meeting. Our bylaws also establish advance notice procedures with regard to other matters which any shareholder may desire to be brought before any meeting of shareholders.

      Missouri law provides that special meetings of shareholders may be called by the board of directors or by such other person or persons as may be authorized by a corporation’s articles of incorporation or bylaws. Our bylaws provide that special meetings of our shareholders may be called by the Chairman of the Board, our Chief Executive Officer, shareholders holding at least two-thirds of our voting power or the affirmative vote of a majority of the entire board of directors. Our bylaws also provide that the proposed purposes of any special meeting of our shareholders shall be specified in the notice of meeting.

      Missouri law and our bylaws provide that any action by written consent of shareholders in lieu of a meeting must be unanimous.

      The provisions of our articles of incorporation and bylaws with respect to the advance notice requirements for director nominations or other proposals of shareholders, the requirement of unanimity for shareholder action by written consent, and the limitations on the ability of shareholders to increase the size of the board, remove directors and fill vacancies, will have the effect of making it more difficult for shareholders to change the composition of our board or otherwise to bring a matter before shareholders without our board’s consent and thus will reduce our vulnerability to an unsolicited takeover proposal.

Preferred and Common Stock

      Our articles of incorporation authorize our board to establish and issue shares of preferred stock in one or more series, and to determine by resolution, with respect to any series of preferred stock, the voting powers (full, limited, or eliminated), and those designations, preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rights, conversion rights and redemption provisions. Moreover, the number of authorized but unissued shares will provide us with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits.

      We believe that the preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of our common stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law, by Nasdaq or by any stock exchange or listing service relating to our stock. Although our board has no intention at the present time of doing so, it could issue a series of preferred stock that could, subject to certain limitations imposed by law, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue preferred shares based on its judgment as to our best interests and our then-existing shareholders at the time of the issuance. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.

Amendment of Certain Provisions of Bakers’ Articles and Bylaws

      Our articles of incorporation provide that our bylaws may only be amended or repealed by a majority of our entire board of directors. Except as otherwise provided, any amendment of our articles of incorporation requires a vote of a majority of the outstanding shares of our capital stock entitled to vote. Amendment of the provisions of our articles of incorporation relating to the following areas requires the vote of two-thirds of the outstanding shares of our capital stock entitled to vote:

•	business combinations;

•	the directors of the corporation;

•	the bylaws of the corporation;

•	the limitation of directors’ liability for monetary damages for breach of fiduciary duties, subject to Missouri law; and

•	amendment of the articles of incorporation.

Statutory Provisions

      We are subject to the business combination provisions under Missouri law, which allow our board of directors to retain discretion over the approval of certain business combinations, except that, in our articles of incorporation, we have excluded from the limitations in the statute any business combination with those of our shareholders who are considered “interested shareholders” under Missouri law as of April 1, 2002. Missouri law also permits our board of directors to consider the interests of non-shareholder constituencies in connection with acquisition proposals. These provisions may make it more difficult for there to be a change in control of us or for us to enter into certain business combinations than if we were not subject to those sections. In our bylaws, we have elected to not be subject to the control shares acquisition provision under Missouri law, which would deny an acquiror voting rights with respect to any shares of voting stock which increase its equity ownership to more than specified thresholds.

SHARES ELIGIBLE FOR FUTURE SALE

      As of July 3, 2004, we had 5,102,481 shares of common stock outstanding, excluding 573,492 shares underlying outstanding options under the 2003 Plan, 268,992 of which are currently exercisable at an exercise price of $0.01 per share, and excluding 216,000 shares issuable pursuant to warrants held by representatives of the underwriters of our initial public offering. Of these 5,102,481 shares, the 2,484,000 shares sold in our initial public offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option, and any of the 653,331 shares sold pursuant to this prospectus are freely tradeable without restriction under the Securities Act, unless transferred to our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The 1,965,150 shares of common stock issued and outstanding that were not offered in our initial public offering or by this prospectus and the registration statement of which this prospectus forms a part are “restricted securities” under Rule 144 and will be subject to the restrictions of Rule 144.

      In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the “restricted securities” (as that phrase is defined in Rule 144) were acquired outside of this offering from us and the date they were acquired from an affiliate, then the holder of those restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding common stock or the average weekly reported volume of trading of the common stock in the Nasdaq National Market during the four calendar weeks preceding that sale. The holder may only sell those shares through unsolicited brokers’ transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of those sales, notices of those sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

      Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of such restricted securities who is not an affiliate of us at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

      Rule 701 under the Securities Act permits our employees, officers, directors or consultants who purchase shares of our common stock pursuant to a written compensatory benefit plan or contract to resell such shares in reliance on Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell Rule 701 shares under Rule 144 without the holding period requirements and that nonaffiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitations or notice provisions of Rule 144.

      All of our pre-initial public offering shareholders (including our director, director nominees and executive officers who owned shares at the time) who held 1,965,150 shares of our common stock at the time of our initial public offering and our option holders (including the holders of our then outstanding subordinated convertible debentures which converted into the 653,331 shares offered by this prospectus but excluding our warrant holders) approved and executed “lock-up” agreements pursuant to which each person generally agreed not to offer, sell, transfer, or otherwise encumber or dispose of any of our securities owned by them, other than gifts, as to which the donee(s) agree to be bound by the restrictions, and intrafamily transfers including transfers to trusts for the benefit of such persons or their families for a period of one year after February 5, 2004, or, in the case of the selling shareholders, as holders of our subordinated convertible debentures due 2007, until June 30, 2004, without the prior written consent of Ryan Beck. Ryan Beck may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. In determining whether to consent to a request to release shares from the lock-up, Ryan Beck would consider the circumstances relating to the proposed sale. These circumstances are likely to include the number of shares requested to be sold, the strength and breadth of the market at the time of the proposed sale and the financial needs of the shareholder making the request. We understand that Ryan Beck does not have any current intention to release any portion of the securities subject to these lock-up agreements. After this “lock-up” period, 1,903,355 shares of the common stock subject to the sale restrictions will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other restrictions contained in Rule 144. After the lock-up period, an additional 61,795 shares held by a former employee will be freely tradable under Rule 144(k).

      Currently, fully-vested exercisable options to purchase 268,992 shares previously granted are outstanding. After the lock-up period any shares purchased pursuant to these options will be tradable under the provisions of Rule 701. In addition, we have registered the shares underlying these options and any other options granted under the 2003 Plan, including the 304,500 shares underlying options granted on February 10, 2004, which would generally result in all of the shares underlying options granted under the 2003 Plan generally being freely tradable after February 5, 2005.

      We have also granted registration rights to the representatives of the underwriters covering the 216,000 shares of common stock underlying the representatives’ warrants. We have registered these shares under the registration statement related to our initial public offering and have a continuing obligation to keep these shares registered. Once these warrants are exercised and the shares underlying the warrants remain registered, they generally will be freely tradeable if the underwriters are not affiliates of us. For more information concerning the debentures, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities.”

      Prior to our initial public offering, there was no public market for our common stock and we can make no predictions as to the effect, if any, that sales of common stock will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of significant numbers of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

PLAN OF DISTRIBUTION

      The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

      The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

      The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

      We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

      We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby and certain legal matters in connection with the offering will be passed upon for us by Bryan Cave LLP.

EXPERTS

      Ernst & Young LLP, an independent registered public accounting firm, has audited our financial statements at January 3, 2004 and January 4, 2003, and for each of the three fiscal years in the period ended January 3, 2004, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement, of which this prospectus is a part and which shall encompass any amendments thereto, on Form S-1 pursuant to the Securities Act with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some portions of the registration statement, and the related exhibits and schedules, are omitted as permitted by the Securities and Exchange Commission. Statements made in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit itself for a more complete description of the matter involved.

      This registration statement and all other information filed by us with the Securities and Exchange Commission may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of its public reference room.

      Copies of all or any part thereof may be obtained upon payment of fees prescribed by the Securities and Exchange Commission from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. set forth above. Such material may also be accessed electronically by means of the Commission’s home page on the Internet at http://www.sec.gov.

      We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Securities and Exchange Commission referred to above.

      We intend to furnish our shareholders with annual reports containing audited financial statements and an opinion on the audited financial statements expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Bakers Footwear Group, Inc.

      We have audited the accompanying balance sheets of Bakers Footwear Group, Inc. (the Company) as of January 3, 2004 and January 4, 2003 and the related statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bakers Footwear Group, Inc. at January 3, 2004 and January 4, 2003 and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2004 in conformity with U.S. generally accepted accounting principles.

      As discussed in Note 1 to the financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ ERNST & YOUNG LLP

St. Louis, Missouri

March 4, 2004, except for
     paragraph 2 of Note 18, as to
     which the date is March 12, 2004

BAKERS FOOTWEAR GROUP, INC.

BALANCE SHEETS

	January 4,	January 3,
	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$—	$574,475
Accounts receivable	573,898	1,051,854
Other receivables	420,358	186,011
Inventories	14,279,602	12,780,256
Prepaid expenses and other current assets	630,784	1,029,908

Total current assets	15,904,642	15,622,504
Property and equipment, net	12,249,993	12,459,178
Other assets	937,482	922,825

Total assets	$29,092,117	$29,004,507

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,966,940	$3,529,652
Accrued expenses	4,328,533	5,986,873
Sales tax payable	1,035,316	1,257,294
Deferred income	463,253	809,122
Revolving credit agreement	7,043,218	2,169,474
Class A stock purchase warrants	—	837,500
Class A stock redemption obligation	—	210,799
Current maturities of capital lease obligations	709,574	947,332
Current maturities of long-term subordinated debt	219,901	645,501

Total current liabilities	16,766,735	16,393,547
Long-term subordinated debt, less current maturities	847,463	214,409
Obligations under capital leases, less current maturities	1,407,592	1,347,112
Other liabilities	889,156	1,291,286
Class A stock purchase warrants	686,860	—
Class A stock redemption obligation	1,262,696	1,178,527
Class B stock redemption obligation	283,500	506,500
Subordinated convertible debentures	4,900,000	4,500,000
Shareholders’ equity:
Class A stock, $0.001 par value; 3,000,000 shares authorized, 1,426,188 shares outstanding	1,426	1,426
Class B stock, $0.001 par value; 500,000 shares authorized	—	—
Class C stock, $0.001 par value; 1,500,000 shares authorized	—	—
Deferred stock compensation	(127,621)	—
Additional paid-in capital	3,608,740	3,756,814
Accumulated deficit	(1,434,430)	(185,114)

Total shareholders’ equity	2,048,115	3,573,126

Total liabilities and shareholders’ equity	$29,092,117	$29,004,507

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Year Ended
	January 5,	January 4,	January 3,
	2002	2003	2004

Net sales	$140,841,929	$151,147,810	$148,223,553
Cost of merchandise sold, occupancy, and buying expenses	98,247,080	106,011,753	103,057,442

Gross profit	42,594,849	45,136,057	45,166,111
Operating expenses:
Selling	27,097,515	30,774,478	29,491,123
General and administrative	10,145,847	11,358,384	11,856,477
Loss on disposal of property and equipment	24,997	95,785	188,629
Impairment of long-lived assets	4,540	120,114	127,133
Write-off of deferred initial public offering costs	—	1,708,466	—
Amortization of excess of acquired net assets over cost	(1,112,574)	—	—

Operating income	6,434,524	1,078,830	3,502,749
Other income (expense):
Interest expense	(1,086,729)	(1,626,306)	(1,671,739)
State income tax (expense) benefit	(315,667)	163,645	(67,819)
Other income	61,015	2,833	113,371
Other expense	(133,490)	(109,629)	(201,668)

Income (loss) before cumulative effect of change in accounting	4,959,653	(490,627)	1,674,894
Cumulative effect of change in accounting	—	2,774,899	—

Net income	$4,959,653	$2,284,272	$1,674,894

Basic earnings per share	$3.31	$1.50	$0.93

Diluted earnings per share	$2.17	$1.06	$0.79

Pro forma amounts assuming SFAS No. 142 had been adopted as of December 31, 2000 (Note 1):
Income (loss) before cumulative effect of change in accounting	$3,847,079	$(490,627)	$1,674,894
Cumulative effect of change in accounting	3,885,787	—	—

Net income (loss)	$7,732,866	$(490,627)	$1,674,894

Unaudited pro forma income tax information (Note 12):
Income (loss) before cumulative effect of change in accounting and income taxes	$4,870,934	$(654,272)	$1,742,713
Provision for (benefit from) income taxes	1,605,055	(217,178)	674,853

Income (loss) before cumulative effect of change in accounting	3,265,879	(437,094)	1,067,860
Cumulative effect of change in accounting, net of taxes	—	1,763,934	—

Net income	$3,265,879	$1,326,840	$1,067,860

Net income per common share:
Basic	$2.12	$0.83	$0.50

Diluted	$1.44	$0.64	$0.48

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Class A Voting
	Common Stock

	Shares		Additional
	Issued and		Paid-In	Deferred Stock	Accumulated
	Outstanding	Amount	Capital	Compensation	Deficit

Balance at December 30, 2000	1,408,988	$1,409	$3,538,851	$(440,909)	$(4,304,510)
Distributions to shareholders	—	—	—	—	(2,167,191)
Impact of the termination of put options associated with Class A redeemable stock	17,200	17	69,889	—	(47,868)
Compensation cost from stock option grants	—	—	—	69,623	—
Accretion of Class B redeemable stock	—	—	—	—	(193,900)
Net income	—	—	—	—	4,959,653

Balance at January 5, 2002	1,426,188	1,426	3,608,740	(371,286)	(1,753,816)
Distributions to shareholders	—	—	—	—	(1,820,172)
Compensation cost from stock option grants	—	—	—	243,665	—
Accretion of Class A redeemable stock	—	—	—	—	(55,114)
Accretion of Class B redeemable stock	—	—	—	—	(89,600)
Net income	—	—	—	—	2,284,272

Balance at January 4, 2003	1,426,188	1,426	3,608,740	(127,621)	(1,434,430)
Distributions to shareholders	—	—	—	—	(75,949)
Compensation cost from stock option grants	—	—	148,074	127,621	—
Accretion of Class A redeemable stock	—	—	—	—	(126,629)
Accretion of Class B redeemable stock	—	—	—	—	(223,000)
Net income	—	—	—	—	1,674,894

Balance at January 3, 2004	1,426,188	$1,426	$3,756,814	$—	$(185,114)

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	January 5,	January 4,	January 3,
	2002	2003	2004

Operating activities
Net income	$4,959,653	$2,284,272	$1,674,894
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of change in accounting	—	(2,774,899)	—
Depreciation and amortization	1,395,148	2,533,782	2,833,143
Amortization of goodwill	7,920	—	—
Amortization of deferred debt issuance costs	26,400	92,286	20,415
Stock-based compensation expense	69,623	243,665	275,695
Amortization of excess of acquired net assets over cost	(1,112,574)	—	—
Amortization of debt discount	86,424	124,160	12,447
Accretion of stock warrants	111,520	140,094	150,640
Impairment of long-lived assets	4,540	120,114	127,133
Loss on disposal of property and equipment	24,997	95,785	188,629
Changes in operating assets and liabilities:
Accounts receivable	(401,419)	233,175	(243,609)
Inventories	1,262,026	(2,989,356)	1,499,346
Prepaid expenses and other current assets	(209,941)	(48,630)	(399,124)
Other assets	(419,118)	(90,853)	(454,483)
Accounts payable	(914,222)	(41,264)	562,712
Accrued expenses and deferred income	1,327,539	(618,421)	2,151,187
Other liabilities	226,938	193,707	402,130

Net cash provided by (used in) operating activities	6,445,454	(502,383)	8,801,155
Investing activities
Purchase of property and equipment	(3,335,831)	(6,610,161)	(2,290,777)
Proceeds from sale of property and equipment	1,825	1,793	2,914

Net cash used in investing activities	(3,334,006)	(6,608,368)	(2,287,863)
Financing activities
Net advances (repayments) under revolving notes payable	(777,452)	4,391,942	(4,873,744)
Proceeds from issuance of subordinated convertible debentures	—	4,900,000	—
Principal payments under capital lease obligations	(326,553)	(591,000)	(844,223)
Principal payments of subordinated debt	(573,696)	(265,321)	(219,901)
Cash distributions to shareholders	(2,167,191)	(1,820,172)	(949)

Net cash provided by (used in) financing activities	(3,844,892)	6,615,449	(5,938,817)

Net increase (decrease) in cash and cash equivalents	(733,444)	(495,302)	574,475
Cash and cash equivalents at beginning of period	1,228,746	495,302	—

Cash and cash equivalents at end of period	$495,302	$—	$574,475

Supplemental disclosures of cash flow information
Cash paid for state income taxes	$243,095	$106,685	$31,126

Cash paid for interest	$874,024	$1,019,404	$1,650,270

Noncash investing and financing transactions
Capital lease obligations	$2,315,915	$718,804	$1,021,500

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

January 3, 2004

1.	Summary of Significant Accounting Policies

Operations

      Bakers Footwear Group, Inc., formerly Weiss and Neuman Shoe Co., (the Company) was incorporated in 1926 and is engaged in the sale of shoes and accessories through over 200 retail stores throughout the United States under the Bakers and Wild Pair names. The Company is a national full-service retailer specializing in moderately priced fashion footwear. The Company’s products include private-label and national brand dress, casual, and sport shoes, boots, and sandals.

      As discussed in Note 18, on February 10, 2004, the Company completed an initial public offering (IPO).

Accounting Period

      The Company’s accounting period is based upon a retail calendar, ending on the Saturday nearest January 31. The Company’s fiscal year ends four weeks prior to a retail calendar, as a result of its Subchapter S tax status. The fiscal year ended January 5, 2002 was a 53-week period. The fiscal years ended January 4, 2003 and January 3, 2004 were 52-week periods.

Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications of prior year presentations have been made to conform to the current year presentation.

Cash and Cash Equivalents

      The Company considers all highly liquid financial instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Substantially all cash is held in depository accounts where disbursements are restricted to payments on the revolving credit agreement. The Company’s disbursing accounts are funded through draws on the revolving credit agreement.

Inventories

      Merchandise inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out retail inventory method. Consideration received from vendors relating to inventory purchases is recorded as a reduction of cost of merchandise sold, occupancy, and buying expenses. Permanent markdowns are recorded to reflect expected adjustments to retail prices in accordance with the retail inventory method. In determining permanent markdowns, management considers current and recently recorded sales prices, the length of time product is held in inventory, and quantities of various product styles contained in inventory, among other factors. The ultimate amount realized from the sale of certain products could differ materially from management’s estimates.

Property and Equipment

      Property and equipment are stated at cost. Costs related to software developed for internal use, including internal payroll costs, are capitalized in accordance with the American Institute of Certified

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Public Accountants’ Statement of Position 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives ranging from three years to ten years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life of the assets. Costs of repair and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

      Periodically, management determines whether any property or equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on these criteria, long-lived assets to be “held and used” are reviewed for impairment when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

      The Company determines the fair value of these assets using the present value of the estimated future cash flows over the remaining store lease period. During the years ended January 5, 2002, January 4, 2003, and January 3, 2004, the Company recorded $4,540, $120,114, and $127,133, respectively, in noncash charges to earnings related to the impairment of furniture, fixtures, and equipment, leasehold improvements, and other assets.

Revenue Recognition

      Retail sales are recognized at the point of sale and are recorded net of returns and exclude sales tax. Non-store sales through the Company’s Web site are recognized as revenue at the point when title passes. Title passes to the customer at the time the product is shipped to the customer on an FOB shipping point basis. The Company does not record an allowance for sales returns due to immateriality.

Cost of Merchandise Sold

      Cost of merchandise sold includes the cost of merchandise, buying costs, and occupancy costs.

Operating Leases

      The Company leases its store premises and its headquarters facilities under operating leases. Many leases entered into by the Company include options under which the Company may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.

      For leases that have predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as accrued rent, which is reflected as a component of other liabilities on the accompanying balance sheets.

      Many of the leases covering retail stores require contingent rentals in addition to the minimum monthly rental charge, based on retail sales volume. The Company records expense for contingent rentals during the period in which the retail sales volume exceeded the respective targets.

Stock-Based Compensation

      The Financial Accounting Standards Board’s (FASB) SFAS No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value-based method of accounting for all stock-based compensation arrangements. SFAS No. 123 permits companies to use the intrinsic value accounting method specified in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Employees, and related interpretations to account for stock-based employee compensation arrangements. The Company uses the intrinsic value-based method to account for stock-based employee compensation arrangements and complies with the disclosure provisions of SFAS No. 123.

      The Company recorded compensation expense of $69,623, $243,665, and $275,695 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively, which represents the difference between the estimated fair value of the stock on the date of grant compared to the $0.01 exercise price per option. For pro forma purposes, had the compensation expense been determined in accordance with SFAS No. 123, net income and earnings per share for the years ended January 5, 2002, January 4, 2003, and January 3, 2004 would not have been materially different from the amounts reported.

      The effect of applying SFAS No. 123 on pro forma net income is not necessarily representative of the effects on reported net income for future periods due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

Marketing Expense

      The Company expenses costs of marketing and advertising, including the cost of newspaper and magazine advertising, promotional materials, in-store displays, and point-of-sale marketing as advertising expense, when incurred. Consideration received from vendors in connection with the promotion of their products is netted against advertising expense. Marketing and advertising expense totaled $791,521, $927,044, and $469,242 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

Offering Costs

      The Company initiated its efforts to file a registration statement with the Securities and Exchange Commission relating to an IPO in April 2002. The Company determined that it would delay the IPO for a period in excess of 90 days and, as a result, during the year ended January 4, 2003, wrote off $1,708,466 of costs initially deferred in connection with the registration process.

      At January 3, 2004 the Company had deferred $733,933 of costs incurred to date, included in other assets in the accompanying balance sheet, related to the resumption of the IPO process. See Note 18 for discussion of the completion of the IPO.

Earnings per Share

      Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive securities that were outstanding during the period. Potential dilutive securities consist of outstanding stock options, warrants, convertible debentures, and the effect of treating the redeemable Class A and Class B stock as permanent capital (see Note 13).

Income Taxes

      The Company elected, by the consent of its shareholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the Code). Under the Subchapter S provisions of the Code, the shareholders include the Company’s operating results in their personal income tax returns. Accordingly, through January 3, 2004, the Company was not subject to federal and certain state corporate income tax. However, the Company was subject to income taxes in certain states in which it conducts business.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      As discussed in Note 18, in connection with the IPO, effective January 4, 2004, the Company elected, by the consent of its shareholders, to revoke its status as an S corporation and become subject to taxation as a C corporation.

      The unaudited pro forma information on the accompanying statements of operations pertaining to income (loss) before cumulative effect of change in accounting and income taxes has been adjusted to reflect a reduction in other income (expense) for these state income tax expenses. The unaudited pro forma information also includes adjustments resulting from applying purchase accounting as a C corporation to the Bakers acquisition (see Note 2), which results in a decrease to the excess of acquired net assets over cost of $2,021,930 as of the acquisition date.

      The unaudited pro forma income tax information included in the statements of operations and Note 12 is presented in accordance with SFAS No. 109, Accounting for Income Taxes, as if the Company was a C corporation and thus subject to federal and certain state income taxes.

Distributions to Shareholders

      Through January 3, 2004, the Company was an S Corporation and the shareholders, rather than the Company, were responsible for federal and most state and local income tax liabilities related to the taxable income generated by the Company. The Company’s policy is to make periodic distributions to its shareholders in amounts estimated to be sufficient to allow the shareholders to pay the income taxes on their proportionate share of the Company’s taxable income. In certain states where the Company has operations, the Company makes such shareholder distributions in connection with filing composite income tax returns on behalf of the shareholders. Total distributions to shareholders were $2,167,191, $1,820,172, and $75,949 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively. The distributions for the year ended January 3, 2004 include accrued distributions of $75,000 at January 3, 2004 related to composite state income tax returns that will be filed for the year then ended.

Store Lease Acquisitions

      During the year ended January 5, 2002, the Company completed the acquisition of eight store leases through two separate transactions totaling $260,000. The assets purchased consisted of all of the seller’s leasehold interests relating to the eight stores, as well as all furniture, fixtures, and equipment located in the respective stores. Approximately $36,000 of the total consideration paid was allocated to the furniture, fixtures, and equipment acquired, with the remaining $224,000 being allocated to the individual leases acquired. The consideration allocated to these leases is being amortized over the remaining lives of the individual underlying leases acquired.

      In March 2002, the Company acquired 33 store leases from SLJ Retail LLC (SLJ) for a purchase price of $1,800,000 (see Note 2).

Deferred Income

      The Company has a frequent buying program where customers can purchase a frequent buying card entitling them to a 10% discount on all purchases for a 12-month period. The Company ratably recognizes the revenue from the sale of the card over the 12-month life of the card and records the related discounts at the point of sale when the card is used.

      The Company recognized income of $32,659, $597,118, and $1,144,210 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively, related to the amortization of deferred income for the frequent buying card program, as a component of net sales. Total discounts given to customers under the frequent buying program were $107,060, $791,114, and $1,489,160 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Business Segments

      The Company has one business segment that offers the same principal product and service in various locations throughout the United States.

Shipping and Handling Costs

      The Company incurs shipping and handling costs to ship merchandise to its customers primarily related to sales orders received from the Company’s Internet Web site. Shipping and handling costs are recorded as a component of cost of merchandise sold, occupancy, and buying expenses. Amounts paid to the Company by customers are recorded in net sales. Amounts paid to the Company for shipping and handling costs were $7,751, $70,151, and $93,017 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

Goodwill

      In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, which is effective for fiscal years beginning after December 15, 2001. Upon adoption, the Company recorded as income its unamortized deferred credit related to the excess fair value over cost of $2,774,899 related to the Company’s acquisition of 198 Bakers locations as a cumulative effect of a change in accounting principle during 2002.

      Pro forma income before cumulative effect of change in accounting, adjusted to exclude the amortization of excess of acquired net assets over cost and goodwill amortization, is as follows:

Year Ended
January 5,
2002

Reported net income	$4,959,653
Amortization of goodwill	7,920
Amortization of excess of acquired net assets over cost	(1,112,574)

Adjusted net income	$3,854,999

Basic earnings per share — as reported	$3.31

Diluted earnings per share — as reported	$2.17

Basic earnings per share — as adjusted	$2.53

Diluted earnings per share — as adjusted	$1.70

2.	Acquisitions

      On June 22, 1999, the Company acquired the assets, primarily inventory and furniture, fixtures, and equipment, of 198 Bakers locations (including Leeds and Wild Pair stores) located throughout the United States from Edison Brothers Stores, Inc. for $8,977,098 in cash and the assumption of $353,000 in liabilities. The acquisition was accounted for using the purchase method. Accordingly, the assets acquired were adjusted to their fair values as of the acquisition date. Because the fair values of the assets acquired exceeded the consideration paid, including $118,000 in acquisition-related expenses, the value of all noncurrent assets was reduced to zero, and the Company recorded a deferred credit of $5,562,568 representing the excess of fair value of assets acquired over the cost of the acquisition.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following summarizes the allocation of the purchase price:

Inventory	$14,892,666
Accrued vacation liability	(353,000)
Excess of assets acquired over purchase price	(5,562,568)

Total purchase price	$8,977,098

      The excess of acquired net assets over cost was amortized using the straight-line method over a period of five years until the adoption of SFAS No. 142 in 2002. The Company recorded as income its unamortized deferred credit of $2,774,899 in 2002 as a cumulative effect of a change in accounting principle.

      If the Company had been a C corporation at the acquisition date, the Company would have recorded a deferred tax liability and a reduction to the excess of acquired net assets over cost of $2,156,070. As a result, the unaudited pro forma information on the accompanying statements of operations pertaining to income (loss) before cumulative effect of change in accounting and income taxes has been adjusted to reflect a reduction in the amount of amortization of $404,386 for each of the years ended December 30, 2000 and January 5, 2002.

      In March 2002, the Company completed the acquisition of 33 store leases from SLJ for a purchase price of $1,800,000. The assets purchased consisted of all of the seller’s leasehold interests relating to the 33 stores, as well as all furniture, fixtures, and equipment located in the respective stores. The total consideration paid was allocated to leasehold improvements and fixtures.

3.	Property and Equipment

      Property and equipment consist of the following:

	Estimated Useful	January 4,	January 3,
	Lives	2003	2004

Furniture, fixtures, and equipment	3-6 years	$8,001,073	$9,876,056
Leasehold improvements	up to 10 years	7,068,662	7,957,242
Computer equipment and software	3 years	2,559,968	2,616,003

		17,629,703	20,449,301
Less accumulated depreciation and amortization		5,379,710	7,990,123

		$12,249,993	$12,459,178

      Depreciation and amortization of property and equipment was $1,395,148, $2,533,782, and $2,833,144 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

4.	Accrued Expenses

      Accrued expenses consist of the following:

	January 4,	January 3,
	2003	2004

Employee compensation and benefits	$2,197,046	$2,884,291
Accrued rent	591,633	414,234
Other	1,539,854	2,688,348

	$4,328,533	$5,986,873

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Capital Lease Obligations

      Assets under capital leases totaling $3,060,015 and $4,218,660 at January 4, 2003 and January 3, 2004, respectively relate primarily to equipment obtained to support the Company’s integrated “point of sale” system and are included as a component of property and equipment. Accumulated amortization on assets capitalized under capital leases totals $703,427 and $1,463,335 for the years ended January 4, 2003 and January 3, 2004, respectively.

      Obligations under capital leases were $2,117,166 and $2,294,444 at January 4, 2003 and January 3, 2004, respectively.

      Future minimum lease payments at January 3, 2004 under capital leases are as follows:

Fiscal year:
2004	$1,398,052
2005	935,051
2006	536,507
2007	256,299
2008	75,023

Total minimum lease payments	3,200,932
Less amount representing interest	906,488

Present value of minimum lease payments (including current portion of $947,332)	$2,294,444

6.	Operating Leases

      The Company leases property and equipment under noncancelable operating leases expiring at various dates through 2018. Certain leases have scheduled future rent increases, escalation clauses, or renewal options. Future minimum lease payments, excluding executory costs, at January 3, 2004 are as follows:

Fiscal year:
2004	$15,804,333
2005	14,519,551
2006	12,110,521
2007	10,280,145
2008	9,338,913
Thereafter	29,551,213

$91,604,676

      Rent expense, including occupancy costs, was $18,893,180, $24,797,828, and $25,792,969 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively. Certain leases provide for contingent rent based on sales. Contingent rent was $525,590, $343,716, and $225,964 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

7.	Revolving Credit Agreement

      The Company has a revolving credit agreement with a commercial bank. This agreement calls for a maximum line of credit of $25,000,000 subject to the calculated borrowing base as defined in the agreement. The revolving credit agreement matures on January 5, 2005 and is secured by substantially all assets of the Company and a $500,000 personal guarantee by the Company’s principal shareholder. Interest

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

is payable monthly at the bank’s base rate plus 0.75% (4.75% per annum at January 3, 2004). The weighted average interest rate approximated 8.16% in 2001, 5.42% in 2002, and 4.87% in 2003. An unused line fee of 0.25% per annum is payable monthly based on the difference between $25,000,000 and the average loan balance.

      The revolving credit agreement also allows the Company to apply the LIBOR (London Interbank Offered Rate) plus 3.00% to a designated portion of the outstanding balance for a minimum of 30 days by entering into a basis swap. The Company periodically enters into such basis swaps to modify the interest payments under the revolving credit agreement from the bank’s base rate plus 0.75% to LIBOR plus 3.00%. Such basis swaps do not meet the criteria for hedge accounting, and accordingly, changes in the fair value of the swaps are included in current results of operations. The basis swaps entered into during 2002 and 2003 did not have a material effect on the financial statements.

      The Company received an overadvance of $2,500,000 on its revolving credit agreement during 2002 to provide interim funding for the Company’s acquisition of 33 store leases from SLJ. At January 4, 2003, there were no outstanding borrowings on the overadvance. The overadvance matured in February 2003.

      On February 20, 2003, the Company amended its revolving credit agreement to provide a Sublimit Facility up to an additional $2,000,000, subject to certain borrowing base restrictions as defined. The Sublimit Facility is payable in full at maturity on February 20, 2004. Amounts outstanding under the Sublimit Facility cannot exceed $1,500,000 at December 1, 2003, $1,000,000 at January 1, 2004, and $500,000 at February 1, 2004. The Sublimit Facility also provides for a minimum EBITDA covenant, a minimum required availability covenant, and a limitation on capital expenditures for 2003. There were no amounts outstanding under the Sublimit Facility at January 3, 2004.

      The agreement contains a restrictive financial covenant limiting capital expenditures and other nonfinancial covenants. At January 3, 2004, the Company has $5,579,468 of unused borrowing available under the revolving credit agreement, including availability under the Company’s Sublimit Facility, based upon the Company’s borrowing base calculation.

      The agreement allows up to $10,000,000 of letters of credit to be outstanding, subject to the overall line limits. At January 4, 2003 and January 3, 2004, the Company had no outstanding letters of credit.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.	Subordinated Debt

      The following notes payable are subordinate to the revolving credit agreement and are secured by substantially all assets of the Company:

	January 4,	January 3,
	2003	2004

Subordinated note payable to Class B shareholders, principal and interest payable in quarterly installments of $30,000 up to $50,000 over the term of the loan, at 8% per annum through January 2008. Secured by a $393,000 standby letter of credit and personal guarantee of the principal shareholder	$484,811	$359,910
Subordinated note payable, principal and interest, at 9% per annum, due January 31, 2003	95,000	—
Subordinated note payable to financial institution, due March 1, 2004, issued at a discount (Note 13). Interest of $12,500 is payable quarterly. Note accretes to the original face amount of $500,000 at January 31, 2003	487,553	500,000

	1,067,364	859,910
Less current maturities	219,901	645,501

	$847,463	$214,409

      On April 8, 2003, the Company entered into an amended and restated subordinated note agreement and an amended and restated warrant agreement which extended the maturity date of the subordinated note payable and the Class A stock purchase warrants to March 1, 2004. At January 4, 2003, the subordinated note payable and the Class A stock purchase warrants had balances of $487,553 and $686,860, respectively. The subordinated note payable, with a face amount of $500,000, bears interest at 10% per annum, payable quarterly. The face amount of the note is payable at maturity. The amended and restated warrant agreement provides for an increase in the minimum repurchase amount of $150,000. The warrants are accreted as interest expense, using the effective interest method to the revised minimum repurchase amount of $850,000 over the remaining term of the note. The revised minimum purchase amount of $850,000 is payable at maturity.

      As of January 3, 2004, the scheduled maturities of subordinated debt are as follows:

Fiscal year:
2004	$645,501
2005	167,799
2006	46,610

$859,910

9.	Subordinated Convertible Debentures

      On April 4, 2002, the Company issued $4,900,000 of subordinated convertible debentures. Interest accrues on the unpaid principal amount, beginning January 1, 2003, at 7%, increasing to 9% on January 1, 2004 and 11% on January 1, 2005, and is payable quarterly, in arrears. Principal is due and payable on April 4, 2007 (the maturity date). The debentures convert only upon a qualified IPO, as defined, into an aggregate of 448,302 shares of common stock. In the event of a nonqualifying IPO, as defined, the debentures could be converted into a variable amount of shares at the option of the holder.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Effective January 2, 2004, the Company exchanged its $4,900,000 principal subordinated convertible debentures (existing convertible debentures) for $4,900,000 principal subordinated convertible debentures (new convertible debentures). The new convertible debentures were recorded at fair value, or $4,500,000. In connection with the extinguishment of the existing convertible debentures, the Company wrote off the related unamortized debt issuance costs and recognized an immaterial gain.

      The new convertible debentures bear interest at 7%, increasing to 9% on January 1, 2004 and 11% on January 1, 2005. Interest is payable quarterly, in arrears. Principal is due and payable on April 4, 2007 (the maturity date). The debentures automatically convert upon an IPO, into the fixed number of 653,331 shares of common stock. In the event that an IPO is not consummated prior to maturity, principal is due and payable at the maturity date. The new convertible debentures also provide for certain registration rights in the event of an IPO. In addition, the new convertible debentures are mandatorily redeemable upon certain events, such as a merger, reorganization, stock sale, sale of substantially all assets of the Company, or similar transaction. The maturity or mandatory redemption amount shall be the greater of (i) the unpaid principal balance or (ii) the fair value of the shares to which the debenture holder would have been entitled on a converted basis.

      The Company’s periodic interest cost is determined using the interest method assuming an April 4, 2007 maturity of the debentures.

10.	Employee Benefit Plan

      The Company established a 401(k) savings plan effective July 1, 2000, which allows full-time employees age 21 or over with at least one year of service to make tax-deferred contributions of 1% of compensation up to a maximum amount allowed under Internal Revenue Service guidelines. The plan provides for Company matching of employee contributions on a discretionary basis. The Company contributed $64,991, $0, and $35,000 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

11.	Commitments and Contingencies

      The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

12.	Pro Forma Income Taxes — Unaudited

      Effective January 4, 2004, the Company revoked its S corporation status and therefore will be subject to corporate federal and state income taxes as a C corporation. Because the Company was an S corporation through the year ended January 3, 2004, deferred taxes have not been reflected in the financial statements. The Company is not responsible for these income taxes until the revocation of the S corporation status. For informational purposes, the statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company was a C corporation, calculated in accordance with SFAS No. 109, Accounting for Income Taxes.

      The differences between pro forma income taxes at the statutory U.S. federal income tax rate of 34% and those reported in the statements of operations relate to the impact of state and local taxes and, in periods prior to the adoption of SFAS No. 142, the amortization of excess of acquired net assets over cost.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following table reconciles the Company’s historical income (loss) before cumulative effect of change in accounting to pro forma income (loss) before cumulative effect of change in accounting and income taxes.

	Year Ended	Year Ended	Year Ended
	January 5,	January 4,	January 3,
	2002	2003	2004

Historical income (loss) before cumulative effect of change in accounting	$4,959,653	$(490,627)	$1,674,894
State income tax expense (benefit)	315,667	(163,645)	67,819
Reduction of amortization of excess of acquired net assets over cost assuming C corporation	(404,386)	—	—

Pro forma income (loss) before cumulative effect of change in accounting and income taxes	$4,870,934	$(654,272)	$1,742,713

      Significant components of the pro forma provision for (benefit from) income taxes on income (loss) before cumulative effect of change in accounting are as follows:

	January 5,	January 4,	January 3,
	2002	2003	2004

Current:
Federal	$1,420,414	$(352,771)	$801,763
State and local	167,107	(41,503)	94,325

Total current	1,587,521	(394,274)	896,088
Deferred:
Federal	15,688	158,454	(197,947)
State and local	1,846	18,642	(23,288)

Total deferred (credit)	17,534	177,096	(221,235)

Total income tax (benefit) provision	$1,605,055	$(217,178)	$674,853

      The differences between the pro forma provision for (benefit from) income taxes at the statutory U.S. federal income tax rate of 34% and those reported in the statements of operations are as follows:

	January 5,	January 4,	January 3,
	2002	2003	2004

Statutory federal income tax rate	34.00%	(34.00)%	34.00%
State and local income taxes, net of federal income taxes	4.00%	(4.00)%	4.00%
Permanent differences	(5.05)%	4.81%	0.72%
Valuation allowance	—	—	—

Effective tax rate	32.95%	(33.19)%	38.72%

      Deferred income taxes arise from temporary differences in the recognition of income and expense for income tax purposes. Pro forma deferred income taxes were computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as if the Company was a C corporation.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Components of the Company’s pro forma deferred tax assets and liabilities are as follows:

	January 4,	January 3,
	2003	2004

Deferred tax assets:
Vacation accrual	$256,367	$230,768
Inventory	717,833	693,424
Stock-based and accrued bonus compensation	255,732	536,834
Accrued rent	340,351	490,689
Other	34,010	21,660

Total deferred tax assets	1,604,293	1,973,375
Deferred tax liabilities:
Property and equipment	808,017	955,864

Total deferred tax liabilities	808,017	955,864

Net deferred tax assets	$796,276	$1,017,511

13.	Shareholders’ Equity

      As discussed in Note 18, effective February 10, 2004 the Company completed its IPO. In connection with the IPO, all Class A, Class B and Class C common stock was converted into the Company’s new common stock. The following discussion of Class A, Class B and Class C common stock relates to their rights and privileges as of January 3, 2004.

      As of January 3, 2004, the Company has three classes of common stock: Class A, Class B, and Class C. All voting rights are vested with the Class A and Class C common stock. The Articles of Incorporation provide that all classes of common stock have equal rights with respect to distributions and liquidation preference.

Class A Stock

      All Class A shares are subject to a shareholder agreement which limits the shareholder’s ability to sell stock and provides the Company the right to purchase stock from the shareholders at a price based on net book value in certain circumstances defined in the agreement or at a price based on the appraised value of the Company in the event of the death of a Class A shareholder. The shareholder agreement provides for certain registration rights and co-sale rights in connection with an IPO.

      During fiscal 1999, the Company sold 605,595 shares of Class A stock for $2,418,116, net of issuance costs. Of the total amount sold, 284,257 shares contained put options, and these shares are classified as a Class A stock redemption obligation in the accompanying balance sheets. These options give the option holders the right to cause the Company to redeem all, but not less than all, shares held by the individuals in June 2004 or June 2005. The purchase price for such redemption is to be equal to the greater of (a) the book value of the shares as defined in the agreement or (b) a variable minimum redemption amount based upon timeframes specified in the agreement. The difference between the minimum redemption amount and the original issue price of the shares holding put options is being accreted over the redemption period.

      In January 2001, 17,200 of the Class A shares were sold among shareholders at the original issue price. Under the purchase agreement, put options attached to certain of these shares did not transfer to the new shareholders and were therefore terminated. Accordingly, the original value of $69,906 associated with

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

these shares was transferred from temporary capital into permanent paid-in capital at that time. In addition, this transaction decreased the minimum redemption amount, which is accounted for as a change in accounting estimate and thus impacts the periodic accretion charges on a prospective basis with no adjustment to prior periods.

      The Class A stock redemption obligation is $1,262,696, and $1,389,326 at January 4, 2003, and January 3, 2004, respectively. If the put options are exercised, the Class A stock redemption obligation would be payable in 36 equal monthly installments of principal plus interest at a rate of 8% beginning in the month the options are exercised.

Class B Stock

      Beginning after October 31, 2007 (ten years from the date of original issuance), the Company has the option to purchase all, but not less than all, of the 271,910 Class B shares held by the respective Class B shareholders, which represents all issued and outstanding shares. In the event the Company fails to exercise its purchase option, the principal Class A shareholder shall then have the option to purchase all, but not less than all, of the outstanding Class B shares. If the Company or the principal Class A shareholder exercises the respective right, the purchase price per share shall be an amount determined by an external appraiser selected by the parties in accordance with the agreement.

      Upon the death of a Class B shareholder, the Company and the principal Class A shareholder have generally the same repurchase rights and at the same price as those in place after October 31, 2007.

      The Class B shareholders also have the right to cause the Company to redeem all 271,910 Class B shares upon the Company’s final principal payment related to the outstanding subordinated note payable with these shareholders in January 2008 (see Note 8). The Class B shareholders could cause such redemption to occur earlier upon the occurrence of certain events, as defined in the agreement. The purchase price upon the redemption of the Class B shares is based on net book value per share in accordance with the agreement.

      Periodic changes in the redemption value are recognized immediately by the Company as they occur. Thus, the carrying value of the Class B shares is adjusted to equal the redemption amount at the end of each reporting period through an offset to retained earnings. The value of the Class B stock redemption obligation was $283,500 and $506,500 as of January 4, 2003 and January 3, 2004, respectively.

Stock Option Plan

      The Company has a stock option plan (the Plan) under which non-qualified options to purchase up to 1,500,000 shares of Class C stock are available to be granted to employees at an option price determined by the Board of Directors, which administers the Plan. No option can be for a term of more than 14 years from the date of grant. In general, options vest at 25% per year on each annual anniversary date of the optionee’s employment with the Company. At January 4, 2003, approximately 183,206 options were exercisable. At January 3, 2004, all 268,992 options issued were exercisable. No options have been exercised since the inception of the Plan.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Stock option activity under the Plan during the years ended January 5, 2002, January 4, 2003, and January 3, 2004 is as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 30, 2000	360,595	$0.01
Granted	—	—
Exercised	—	—
Cancelled	(116,321)	0.01

Outstanding at January 5, 2002	244,274	0.01
Granted	—	—
Exercised	—	—
Cancelled	—	—

Outstanding at January 4, 2003	244,274	0.01
Granted	24,718	0.01
Exercised	—	—
Cancelled	—	—

Outstanding at January 3, 2004	268,992	$0.01

      The Company has elected to follow APB No. 25 and related interpretations in accounting for its stock options and the disclosure-only provisions of SFAS No. 123. Under APB No. 25, compensation expense is recognized over the vesting period based on the amount by which the fair value of the underlying common stock exceeds the exercise price of stock options at the date of grant. In 2003, the Company issued 24,718 options with an estimated grant-date fair value of $6.00 per share which vested immediately and were included in compensation expense.

      Pro forma information regarding results of operations is required by SFAS No. 123 as if the Company had accounted for its stock-based awards under the fair value method. The fair value of the Company’s stock-based awards to employees has been estimated using the minimum value option pricing model, which does not consider stock price volatility. Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of the stock-based awards.

      For the year ended January 3, 2004, the fair value of the Company’s stock-based awards was estimated using the following weighted average assumptions:

Expected life of options in years	4
Risk-free interest rate	4.0%
Expected dividend yield	0.0%

      The weighted average remaining contractual life of the stock options outstanding at January 3, 2004 is approximately 10 years.

Stock Purchase Warrants

      The Company issued warrants that entitle the note holder to acquire 76,907 shares of Class A common stock at an exercise price of $0.001 per share. The note holder may also put the warrants to the Company on the maturity date of the related subordinated note, which is March 1, 2004. The minimum stated repurchase obligation for the warrants on that date is $850,000 and could be higher based on the Company’s financial results. At the date of issuance in fiscal 1999, the Company determined the fair value

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

of the subordinated note payable and allocated the proceeds received between the note and warrants based on their respective fair values at the time of issuance. The value allocated to the warrants, of $307,551, was recorded as a debt discount to be charged to interest expense over the life of the notes using the effective interest method. Interest expense recorded with respect to the amortization of the debt discount was $86,424, $124,160, and $12,447 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

      The warrants are being accreted, using the effective interest method, to the minimum repurchase amount of $850,000 over the term of the note as interest expense, which was $111,520, $140,094, and $150,640 for the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively.

14.	Earnings per Share

      The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended	Year Ended	Year Ended
	January 5,	January 4,	January 3,
	2002	2003	2004

Numerator:
Income (loss) before cumulative effect of change in accounting	$4,959,653	$(490,627)	$1,674,894
Cumulative effect of change in accounting	—	2,774,899	—

Net income	4,959,653	2,284,272	1,674,894
Accretion on redeemable stock	(241,768)	(144,714)	(349,629)

Numerator for basic earnings per share	4,717,885	2,139,558	1,325,265
Add accretion on redeemable stock	241,768	144,714	349,629
Interest expense related to warrants	111,520	140,094	150,640

Numerator for diluted earnings per share	$5,071,173	$2,424,366	$1,825,534

Denominator:
Denominator for basic earnings per share — weighted average shares	1,426,188	1,426,188	1,426,188
Effect of dilutive securities:
Stock options	295,797	243,663	258,218
Stock purchase warrants	76,888	76,888	76,897
Redeemable securities	538,967	538,967	538,967

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	2,337,840	2,285,706	2,300,270

Basic earnings per share
Income (loss) before cumulative effect of change in accounting	$3.48	$(0.34)	$1.17
Cumulative effect of change in accounting	—	1.94	—

Net income	3.48	1.60	1.17
Accretion on Class A and Class B redeemable stock	(0.17)	(0.10)	(0.24)

Net income allocable to common shareholders	$3.31	$1.50	$0.93

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	Year Ended	Year Ended	Year Ended
	January 5,	January 4,	January 3,
	2002	2003	2004

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting	$2.12	$(0.21)	$0.73
Cumulative effect of change in accounting	—	1.21	—

Net income	2.12	1.00	0.73
Interest expense related to Class A stock purchase warrants	0.05	0.06	0.06

Net income allocable to common shareholders	$2.17	$1.06	$0.79

      The following table sets forth the earnings per share for the unaudited pro forma income tax information on the accompanying statements of operations (see Note 12):

	Year Ended	Year Ended	Year Ended
	January 5,	January 4,	January 3,
	2002	2003	2004

Basic earnings per share
Income (loss) before cumulative effect of change in accounting	$2.29	$(0.31)	$0.75
Cumulative effect of change in accounting, net of taxes	—	1.23	—

Net income	2.29	0.92	0.75
Accretion on Class A and Class B redeemable stock	(0.17)	(0.09)	(0.25)

Net income allocable to common shareholders	$2.12	$0.83	$0.50

Diluted earnings per share
Income (loss) before cumulative effect of change in accounting	$1.40	$(0.19)	$0.48
Cumulative effect of change in accounting, net of taxes	—	0.77	—

Net income	1.40	0.58	0.48
Interest expense related to Class A stock purchase warrants	0.04	0.06	—

Net income allocable to common shareholders(1)	$1.44	$0.64	$0.48

(1)	The diluted earnings per share calculation for the year ended January 3, 2004 excludes incremental shares of 76,897 and interest expense, net of tax, of $93,397 related to the outstanding stock purchase warrants because they are antidilutive.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

15.	Fair Value of Financial Instruments

      The carrying values and fair values of the Company’s financial instruments are as follows:

	January 4, 2003		January 3, 2004

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$—	$—	$574,475	$574,475
Revolving notes payable and long-term subordinated debt, including current maturities	8,110,582	8,146,591	3,029,384	3,060,885
Subordinated convertible debentures	4,900,000	5,742,448	4,500,000	4,500,000
Capital lease obligations, including current maturities	2,117,166	2,400,791	2,294,444	3,002,054
Stock purchase warrants	686,860	697,421	837,500	843,465

      The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of long-term debt and capital lease obligations have been estimated based on current rates offered to the Company for debt of the same maturities. The fair value of stock purchase warrants is estimated based upon the minimum repurchase amount discounted based on current rates offered to the Company for debt of the same maturity.

16.	Related Party Transactions

      The Company purchases merchandise inventory from a vendor affiliated with the Company through common ownership. Such purchases were approximately $1,200,000, $865,000 and $733,000 during the years ended January 5, 2002, January 4, 2003, and January 3, 2004, respectively. Accounts payable related to such purchases were approximately $102,000 and $85,000 at January 4, 2003 and January 3, 2004, respectively.

      Holders of $918,368 of the $4,500,000 outstanding subordinated convertible debentures are related parties, including a relative of the principal shareholder and an entity affiliated with the Company through a common director.

      In addition, the Company maintains certain of its cash and cash equivalents with a financial institution also affiliated with the Company through common ownership. A portion of the Company’s credit facility, long-term subordinated debt and Class A stock purchase warrants are payable to this affiliated financial institution. The transactions with this affiliate are executed in the normal course of business.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

17.	Quarterly Financial Data — Unaudited

	First	Second	Third	Fourth

Fiscal year 2002:
Net sales	$32,059,325	$39,405,673	$36,259,634	$43,423,178
Gross profit	10,075,453	11,892,540	8,502,972	14,665,092
Income (loss) before cumulative effect of change in accounting	437,625	457,565	(3,096,201)	1,710,384
Net income (loss)	3,212,524	457,565	(3,096,201)	1,710,384
Basic earnings (loss) per share	1.99	0.35	(1.88)	1.04
Diluted earnings (loss) per share	1.42	0.22	(1.88)	0.76
Fiscal year 2003:
Net sales	$31,909,958	$38,310,685	$34,274,081	$43,728,829
Gross profit	7,718,475	11,518,141	9,348,082	16,581,413
Net income (loss)	(3,254,643)	722,408	(1,032,935)	5,240,064
Basic earnings (loss) per share	(2.09)	0.50	(0.73)	3.26
Diluted earnings (loss) per share	(2.09)	0.33	(0.73)	2.28

18.	Subsequent Events

Change in Tax Status

      Effective January 4, 2004, the Company elected, by the consent of its shareholders, to revoke its status as an S corporation and become subject to taxation as a C corporation. As a result of this change in tax status, the Company will recognize deferred tax assets and liabilities for the temporary differences between the book and tax bases of assets and liabilities at the time of conversion, and will be subject to federal, state and local income taxes at the corporate level.

Initial Public Offering

      On February 10, 2004, the Company completed its IPO and sold 2,160,000 shares of common stock at $7.75 per share. On March 12, 2004, the Company sold an additional 324,000 shares of common stock at $7.75 per share when the underwriters exercised their over-allotment option. The net proceeds to the Company from the IPO were approximately $15,500,000 after deducting the underwriting discount and other expenses incurred in connection with the IPO.

Use of Proceeds

      The Company used the proceeds from the IPO to repay the balance on the revolving credit agreement, described in Note 7, repay approximately $850,000 of subordinated debt, described in Note 8, and repurchase stock warrants, described in Note 13, for $850,000. The Company used the remaining proceeds for working capital purposes, primarily for the purchase of inventory in the ordinary course of business, and investments in short-term, investment-grade, interest bearing instruments.

Conversion of Common Stock

      Effective with the IPO, all shares of the Company’s existing Class A, Class B, and Class C common stock were exchanged for shares of new common stock on a one to one basis and the Company’s related repurchase obligations were terminated.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Issuance of Stock Purchase Warrants

      Effective with the IPO, the Company issued stock purchase warrants covering 216,000 share of common stock with an exercise price of $12.7875 per share, subject to antidilution adjustments, to representatives of the underwriters. The warrants become exercisable on February 10, 2005 and expire on February 10, 2009.

Issuance of Stock Options

      Effective with the IPO, the Company issued 304,500 stock options to its employees at an exercise price of $7.75 per share. These options vest over five years and expire after ten years.

Conversion of Convertible Subordinated Debentures

      Effective with the IPO, the subordinated convertible debentures were converted into 653,331 shares of common stock at a conversion rate of $7.50 per share. The Company will recognize a beneficial conversion expense of approximately $163,000 for the difference between the $7.75 offering price and the $7.50 conversion price.

BAKERS FOOTWEAR GROUP, INC.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS

	July 5,	January 3,	July 3,
	2003	2004	2004

	(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,033,444	$574,475	$8,208,528
Accounts receivable	861,718	1,051,854	758,533
Other receivables	75,459	186,011	74,007
Inventories	13,942,940	12,780,256	15,461,854
Prepaid expenses and other current assets	1,367,650	1,029,908	765,812
Deferred income taxes	—	—	1,192,174

Total current assets	18,281,211	15,622,504	26,460,908
Property and equipment, net	13,060,917	12,459,178	14,841,416
Other assets	586,114	922,825	207,555

Total assets	$31,928,242	$29,004,507	$41,509,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,345,445	$3,529,652	$4,778,403
Accrued expenses	4,383,056	5,986,873	4,774,891
Sales tax payable	788,727	1,257,294	713,705
Deferred income	520,858	809,122	780,560
Revolving credit agreement	11,517,695	2,169,474	—
Class A stock purchase warrants	762,500	837,500	—
Class A stock redemption obligation	42,028	210,799	—
Current maturities of capital lease obligations	896,416	947,332	838,700
Current maturities of long-term subordinated debt	634,997	645,501	—

Total current liabilities	22,891,722	16,393,547	11,886,259
Long-term subordinated debt, less current maturities	288,600	214,409	—
Obligations under capital leases, less current maturities	1,536,073	1,347,112	969,504
Other liabilities	1,075,156	1,291,286	1,492,346
Deferred income taxes	—	—	103,540
Class A stock redemption obligation	1,249,161	1,178,527	—
Class B stock redemption obligation	—	506,500	—
Subordinated convertible debentures	4,900,000	4,500,000	—
Shareholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares outstanding	—	—	—
Common Stock, $0.0001 par value; 40,000,000 shares authorized, 5,102,481 shares outstanding at July 3, 2004	—	—	510
Class A stock, $0.001 par value; 3,000,000 shares authorized, 1,426,188 shares outstanding at July 5, 2003 and January 3, 2004	1,426	1,426	—
Class B stock, $0.001 par value; 500,000 shares authorized, no shares outstanding	—	—	—
Class C stock, $0.001 par value; 1,500,000 shares authorized, no shares outstanding	—	—	—
Deferred stock compensation	(5,791)	—	—
Additional paid-in capital	3,704,503	3,756,814	26,006,167
Retained earnings (deficit)	(3,712,608)	(185,114)	1,051,553

Total shareholders’ equity (deficit)	(12,470)	3,573,126	27,058,230

Total liabilities and shareholders’ equity (deficit)	$31,928,242	$29,004,507	$41,509,879

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004	July 5, 2003	July 3, 2004

Net sales	$38,310,685	$38,904,743	$70,220,643	$73,209,756
Cost of merchandise sold, occupancy, and buying expenses	26,885,544	26,306,381	51,170,027	50,830,265

Gross profit	11,425,141	12,598,362	19,050,616	22,379,491
Operating expenses:
Selling	7,290,222	7,452,004	14,506,237	14,892,984
General and administrative	2,921,426	3,462,547	6,026,786	6,842,091
Loss on disposal of property and equipment	24,312	45,058	149,559	138,549

Operating income (loss)	1,189,181	1,638,753	(1,631,966)	505,867
Other income (expense):
Interest expense	(403,158)	(133,438)	(808,489)	(575,404)
State income tax (expense) benefit	(40,654)	—	(41,753)	—
Other income (expense), net	(22,961)	36,240	(50,026)	123,051

Income (loss) before income taxes	722,408	1,541,555	(2,532,234)	53,514
Provision for (benefit from) income taxes	—	602,385	—	(975,643)

Net income (loss)	$722,408	$939,170	$(2,532,234)	$1,029,157

Basic earnings (loss) per share	$0.50	$0.18	$(1.60)	$0.25

Diluted earnings (loss) per share	$0.33	$0.17	$(1.60)	$0.22

Pro forma income tax information
Income (loss) before income taxes	$763,062		$(2,490,482)
Provision for (benefit from) income taxes	295,664		(934,983)

Net income (loss)	$467,398		$(1,555,499)

Net income (loss) per common share:
Basic	$0.32		$(0.91)

Diluted	$0.21		$(0.91)

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

CONDENSED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

			Class A Voting
	Common Stock		Common Stock

	Shares		Shares		Additional	Retained
	Issued and		Issued and		Paid-In	Earnings
	Outstanding	Amount	Outstanding	Amount	Capital	(Deficit)	Total

Balance — January 3, 2004	—	$—	1,426,188	$1,426	$3,756,814	$(185,114)	$3,573,126
Adjust accumulated deficit and shareholder distributions to reflect conversion from S Corporation to C Corporation					(123,500)	185,114	61,614
Accretion of class A redeemable stock						(116,854)	(116,854)
Accretion of class B redeemable stock						139,250	139,250
Exchange of class A and B common stock for new common stock	1,965,150	197	(1,426,188)	(1,426)	1,874,659		1,873,430
Shares issued in connection with initial public offering	2,484,000	248			15,543,458		15,543,706
Conversion of convertible debentures into common stock	653,331	65			4,954,736		4,954,801
Net income						1,029,157	1,029,157

Balance at July 5, 2004	5,102,481	$510	—	$—	$26,006,167	$1,051,553	$27,058,230

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004

Operating activities
Net income (loss)	$(2,532,234)	$1,029,157
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,359,541	1,476,723
Deferred income taxes	—	(1,088,634)
Beneficial conversion of subordinated debentures	—	163,333
Stock-based compensation expense	217,593	—
Amortization of debt discount	—	9,820
Accretion of stock warrants	75,640	12,500
Loss on disposal of property and equipment	149,559	138,549
Changes in operating assets and liabilities:
Accounts receivable	57,079	405,325
Inventories	336,662	(2,681,598)
Prepaid expenses and other current assets	(736,866)	264,096
Other assets	351,368	656,808
Accounts payable	378,505	1,248,751
Accrued expenses and deferred income	(134,462)	(1,369,023)
Other liabilities	186,000	201,060

Net cash provided by (used in) operating activities	(291,615)	466,867
Investing activities
Purchase of property and equipment	(1,535,761)	(4,041,054)
Proceeds from sale of property and equipment	1,953	43,544

Net cash used in investing activities	(1,533,808)	(3,997,510)
Financing activities
Net advances (repayments) under revolving notes payable	4,474,478	(2,169,474)
Proceeds from initial public offering	—	15,543,706
Principal payments under capital lease obligations	(470,893)	(486,240)
Principal payments of subordinated debt	(143,767)	(859,910)
Payment to retire stock warrants	—	(850,000)
Cash distributions to shareholders	(951)	(13,386)

Net cash provided by financing activities	3,858,867	11,164,696

Net increase in cash and cash equivalents	2,033,444	7,634,053
Cash and cash equivalents at beginning of period	—	574,475

Cash and cash equivalents at end of period	$2,033,444	$8,208,528

Supplemental disclosures of cash flow information
Cash paid for income taxes	$41,753	$127,705

Cash paid for interest	$729,443	$417,860

Noncash investing and financing transactions
Capital lease obligations	$786,216	$—

See accompanying notes.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

Unaudited

1.	Basis of Presentation

      The accompanying unaudited condensed financial statements contain all adjustments that management believes are necessary to present fairly Bakers Footwear Group, Inc.’s (the Company’s) financial position, results of operations and cash flows for the periods presented. Such adjustments consist of normal recurring accruals. Certain information and disclosures normally included in notes to financial statements have been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The Company’s operations are subject to seasonal fluctuations and, consequently, operating results for interim periods are not necessarily indicative of the results that may be expected for other interim periods or for the full year. The condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto contained in our Annual Report on Form 10-K for fiscal year ended January 3, 2004.

      Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

2.	Initial Public Offering

      On February 10, 2004, the Company completed its Initial Public Offering (IPO) and sold 2,160,000 shares of common stock at $7.75 per share. On March 12, 2004, the Company sold an additional 324,000 shares of common stock at $7.75 per share when the underwriters exercised their over-allotment option. The net proceeds to the Company were approximately $15,540,000 after deducting the underwriting discount and other expenses incurred in connection with the IPO.

      The Company used the proceeds from the IPO to repay the $5,680,743 balance on its revolving credit agreement, repay $859,910 of subordinated debt, and repurchase stock warrants for $850,000. The Company used the remaining proceeds for working capital purposes, primarily for the purchase of inventory in the ordinary course of business and capital expenditures. Pending use of the remaining proceeds, the Company has invested in short-term, investment-grade, interest bearing instruments.

      Effective with the IPO, all shares of the Company’s existing Class A, Class B, and Class C common stock were exchanged for shares of new common stock on a one to one basis, excluding fractional shares, and the Company’s related repurchase obligations were terminated.

      The Company issued stock purchase warrants covering 216,000 shares of common stock with an exercise price of $12.7875 per share, subject to antidilution adjustments, to representatives of the underwriters. The warrants become exercisable on February 10, 2005 and expire on February 10, 2009.

      The subordinated convertible debentures were converted into 653,331 shares of common stock at a conversion rate of $7.50 per share. The Company recognized a beneficial conversion expense of $163,333 for the difference between the $7.75 IPO price and the $7.50 conversion price.

3.	Income Taxes

      Effective January 4, 2004, the Company elected, by the consent of its shareholders, to revoke its status as an S corporation and become subject to taxation as a C corporation. Under the S Corporation provisions of the Internal Revenue Code, the individual shareholders included their pro rata portion of the Company’s taxable income in their personal income tax returns. Accordingly, through January 3, 2004, the Company was not subject to federal and certain state corporate income taxes. However, the Company was subject to income taxes in certain states in which it conducts business.

      The pro forma information on the accompanying statement of operations for the thirteen week and twenty-six week periods ended July 5, 2003 has been adjusted to reflect a reduction in other income

BAKERS FOOTWEAR GROUP, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS —  (Continued)

(expense) for these state income tax expenses, and is presented in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, as if the Company had been a C corporation during that period and thus subject to federal and state income taxes.

      As a result of this change in tax status, the Company recorded deferred tax assets and liabilities for the temporary differences between the book and tax basis of assets and liabilities at the time of conversion. The Company recognized a net benefit of $1,017,511 for the impact of these amounts as a component of the provision for income taxes for the thirteen weeks ended April 3, 2004.

      Significant components of income tax expense (benefit) for the thirteen weeks and twenty-six weeks ended July 3, 2004 are as follows:

	Thirteen	Twenty-six
	Weeks Ended	Weeks Ended
	July 3, 2004	July 3, 2004

Current:
Federal	$429,282	$86,729
State and local	90,490	26,262

Total current	519,772	112,991

Deferred:
Federal	69,568	(916,745)
State and local	13,045	(171,889)

Total deferred	82,613	(1,088,634)

Total income tax expense (benefit)	$602,385	$(975,643)

      The differences between income tax expense (benefit) at the statutory U.S. federal income tax rate of 34% and the amount reported in the statement of operations for the thirteen weeks and twenty-six weeks ended July 3, 2004 are as follows:

	Thirteen	Twenty-six
	Weeks Ended	Weeks Ended
	July 3, 2004	July 3, 2004

Federal income tax at 34% statutory rate	$524,129	$18,194
State and local taxes, net of federal income taxes	71,662	12,142
Permanent differences	6,594	11,532
Conversion from S corporation status to C corporation status	—	(1,017,511)

Total income tax expense (benefit)	$602,385	$(975,643)

      Deferred income taxes arise from temporary differences in the recognition of income and expense for income tax purposes. Deferred income taxes were computed using the liability method and reflect the net

BAKERS FOOTWEAR GROUP, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS —  (Continued)

tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

      Components of the Company’s deferred tax assets and liabilities are as follows:

July 3, 2004

Deferred tax assets:
Vacation accrual	$287,768
Inventory	904,406
Stock-based compensation	426,634
Accrued rent	582,943

Total deferred tax assets	2,201,751

Deferred tax liabilities:
Property and equipment	1,113,117

Total deferred tax liabilities	1,113,117

Net deferred tax assets	$1,088,634

4.	Stock-Based Compensation

      SFAS No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value-based method of accounting for all stock-based compensation arrangements. SFAS No. 123 permits companies to use the intrinsic value accounting method specified in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for stock-based employee compensation arrangements. The Company uses the intrinsic value-based method to account for stock-based employee compensation arrangements and complies with the disclosure provisions of SFAS No. 123.

      Options to purchase 24,718 shares of common stock were granted during the thirteen weeks ended July 5, 2003. The Company recorded compensation expense of $156,678 and $217,593 for the thirteen weeks and twenty-six weeks ended July 5, 2003, respectively, which represents the difference between the estimated fair value of the stock on the date of the grant compared to the $0.01 exercise price per option. For pro forma purposes, had the compensation expense been determined in accordance with SFAS No. 123, net income (loss) and net income (loss) per share would not have differed from the amounts reported.

      Effective with the IPO, the Company issued options to purchase 304,500 shares of common stock with an exercise price of $7.75 per share to certain employees and directors. These options vest over five years and expire after ten years.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS —  (Continued)

      Had compensation cost for all options been determined based on the grant date fair values of the options in accordance with SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004	July 5, 2003	July 3, 2004

Net income (loss) as reported	$722,408	$939,170	$(2,532,234)	$1,029,157
Add: Stock based compensation expense included in net income as reported	156,678	—	217,593	—
Deduct: Stock based compensation expense determined under fair value method, net of related income tax effect	(156,678)	(99,826)	(217,593)	(166,377)

Pro forma net income (loss)	$722,408	$839,344	$(2,532,234)	$862,780

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004	July 5, 2003	July 3, 2004

Basic earnings (loss) per share:
As reported	$0.50	$0.18	$(1.60)	$0.25
Pro forma	$0.50	$0.16	$(1.60)	$0.21
Diluted earnings (loss) per share:
As reported	$0.33	$0.17	$(1.60)	$0.22
Pro forma	$0.33	$0.15	$(1.60)	$0.18

      The weighted-average fair value of options granted during the twenty-six weeks ended July 3, 2004 was $4.68. The fair value of these options was estimated at grant date using the Black-Scholes option pricing model assuming no dividends, a risk-free interest rate of 3%, expected volatility of 64%, and expected option life of 6 years.

5.	Earnings (Loss) Per Share

      Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive securities that were outstanding during the period. Potential dilutive securities consist of outstanding stock options, warrants, and, through the effective date of the IPO, convertible debentures and redeemable Class A and Class B stock.

BAKERS FOOTWEAR GROUP, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS —  (Continued)

      The following table presents a reconciliation of our basic and diluted weighted average common shares outstanding for the period.

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	July 5, 2003	July 3, 2004	July 5, 2003	July 3, 2004

Numerator:
Net income (loss)	$722,408	$939,170	$(2,532,234)	$1,029,157
Accretion on redeemable stock	(14,326)	—	255,007	22,396

Numerator for basic earnings per share	708,082	939,170	(2,277,227)	1,051,553
Reverse accretion on redeemable stock	14,326	—	(255,007)	(22,396)
Interest expense related to convertible debentures	—	—	—	26,387
Interest expense related to warrants	37,500	—	75,640	7,750

Numerator for diluted earnings per share	$759,908	$939,170	$(2,456,594)	$1,063,294

Denominator for basic earnings per share — weighted average shares	1,426,188	5,102,481	1,426,188	4,278,573
Effect of dilutive securities
Stock options	251,815	352,692	—	333,014
Stock purchase warrants	76,897	—	—	24,509
Redeemable securities	538,967	—	—	248,941

Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	2,293,867	5,455,173	1,426,188	4,885,037

      For the twenty-six weeks ended July 5, 2003, 247,882 stock options, 76,897 stock purchase warrants, and 538,967 shares of redeemable securities were excluded from the computation of diluted earnings per share because they were anti-dilutive. For the thirteen weeks ended July 3, 2004, 216,000 stock purchase warrants were excluded from the computation of diluted earnings per share because they were anti-dilutive.

653,331 Shares

Common Stock

PROSPECTUS

      No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer of any securities other than those to which it relates or any offer to sell, or a solicitation of any offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date or that there has been no change in the affairs of the Company since such date.

The date of this prospectus is August 25, 2004